As filed with the Securities and Exchange Commission on March 21, 2006
Registration No. 333-127385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PENSON WORLDWIDE, INC.
(Exact name of registrant as specified in its charter)

Delaware	6211	75-2896356
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201
(214) 765-1100
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Andrew B. Koslow
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201
(214) 765-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas W. Kellerman Jodi L. Lashin Morgan, Lewis & Bockius LLP 2 Palo Alto Square, 3000 El Camino Real, Suite 700 Palo Alto, California 94306 (650) 843-7550	Richard D. Truesdell, Jr. Jean Weng Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated                             , 2006
Prospectus
                                shares
Common stock
This is an initial public offering of common stock by Penson Worldwide, Inc. We are selling                   shares of common stock and the selling stockholders are selling                   shares of common stock. The estimated initial public offering price will be between $                 and $                  per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
We have applied to have the common stock approved for quotation on the NASDAQ National Market under the symbol “PNSN.”

	Per share	Total

Estimated initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Penson Worldwide	$	$

Proceeds to the selling stockholders	$	$

The underwriters have an option for a period of 30 days to purchase up to                   additional shares of common stock to cover over-allotments of shares.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 10.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Credit Suisse
Banc of America Securities LLC

Raymond James	Sandler O’Neill + Partners
                 , 2006

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
“Penson” and the Penson logo are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications.
Until                  , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

i

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under “Risk factors” and our consolidated financial statements and related notes before making an investment decision. Unless otherwise indicated, all references in this prospectus to the “Company,” “Penson,” “we,” “us” and “our” refer to Penson Worldwide, Inc., a Delaware corporation, and our subsidiaries. For explanations of certain industry terms relating to our business described in this prospectus, see “Glossary of selected terms.”
Penson Worldwide, Inc.
We are a leading provider of a broad range of critical securities-processing infrastructure products and services to the global securities and investment industry. Our products and services include securities and futures clearing, margin lending, facilities management, technology and other related offerings to broker-dealers, hedge funds, banks and financial technology firms. Unlike most other major clearing providers, we are not affiliated with a large financial institution and we generally do not compete with our clients in other lines of business. We seek to put our clients’ interests first and we believe our position as the leading independent provider in our market segment is a significant differentiating factor. We provide a flexible offering of infrastructure and related products and services to our clients, available both on an unbundled basis and as a fully-integrated platform encompassing execution, clearing, settlement and technology solutions. We believe our ability to integrate our technology offerings into our products and services is a key advantage in our ability to expand our sales and attract new clients.
With operations based in the U.S., Canada and the U.K., we have established a global presence focused on the North American and European securities markets for equities, options, financial futures and fixed income products. We have built and made significant investments in our U.S. and international data and execution infrastructure, as well as various types of multi-product and multi-currency trading software. We believe that international markets offer an important target market as the characteristics of the U.S. market, including significant increases in retail, self-directed and online trading, and increased trading volumes and executions, continue to expand abroad.
From 1995, when we started our business with three correspondents, we have grown to serve approximately 220 active correspondents as of December 31, 2005. Currently, our principal clients are direct access and online brokers, and increasingly we are adding as clients large banks, institutional brokers, financial technology companies and securities exchanges such as the CBOE. We believe we are well-positioned to take advantage of our significant investments in technology infrastructure to attract new clients as well as to expand sales of our products and services to existing clients.
Our revenues were $174.6 million in 2005. Substantially all of our revenues are derived from activities that we perform to serve our clients or their customers. Our clearing revenues are based principally on the number of trades we clear. We receive interest income from financing the securities purchased on margin by the customers of our correspondents and from investing customers’ cash. We also earn licensing and development fees from clients for their use of our technology solutions. Most clients generate revenues in several different categories. Clients generating revenues from clearing transactions typically also generate significant interest income from their account balances.

Our business
Our integrated securities-processing platform provides our clients with a single source of execution, trade processing, clearing, and custody services.
Clearing
Securities clearing is the verification of information between two brokers in a securities transaction and the subsequent settlement of that transaction, either as a book-entry transfer or through physical delivery of certificates, in exchange for payment. Custody services are the safe-keeping and managing of another party’s assets, such as physical securities, as well as customer account maintenance and customized data processing services. Clients for whom we provide securities clearing and custody services are generally referred to as our “correspondents.”
We have made substantial investments in the development of customized data processing systems that we use to provide these “back-office” services to our correspondents on an integrated, efficient and cost-effective basis, which allow us to process a high volume of transactions without sacrificing stability and reliability. Our products and services reduce the need for our correspondents to make significant capital investments in a clearing infrastructure and allow them to focus on the core competencies of their businesses. These systems also enable our correspondents to provide customized, timely transaction and account information to their customers, and to monitor the risk level on a real-time basis of the transactions that we process. We have found that our comprehensive suite of advanced technology solutions is an important factor in winning new correspondents.
For the year ended December 31, 2005, revenues from clearing operations, including related interest revenues, accounted for 86% of total revenues. Online broker-dealers accounted for approximately           % of these revenues and represented approximately           % of our total correspondents and traditional retail broker-dealers accounted for approximately           % of these revenues and represented approximately           % of our total correspondents. The remainder of these revenues were provided primarily by broker-dealers trading on a proprietary basis, broker-dealers specializing in option trading, institutional clients, hedge funds, algorithmic traders and financial technology firms.
As an integral part of our clearing relationships, we maintain a significant margin lending business with our correspondents and their customers. Under these margin lending arrangements, we extend credit to our correspondents and their customers so that they may purchase securities on margin. As is typical in margin lending arrangements, we extend credit for a portion of the purchase price of the securities, which is collateralized by existing securities and cash in the accounts of our correspondents and their customers. We also earn interest income by investing customers’ cash and we engage in securities lending activities as a means of financing our business and generating additional interest income. Over the past three years, our interest revenues, both in the aggregate and as a percentage of our overall revenues, have increased significantly, from $25.2 million in 2003 to $92.0 million in 2005, representing 28% and 53% of our total revenues, respectively.
Technology and data products
Our technology and data product offerings include customizable front-end trading platforms, a comprehensive database of historic U.S. equities, options and futures trade data, and order-management services. Our approach to the development and acquisition of technology has allowed us to create an evolving suite of products that provides specific solutions to meet our clients’ individual requirements.

Our Nexa Technologies business specializes in direct access trading technology and provides complete online brokerage solutions, including direct access trading applications, browser-based trading interface, back-office order management systems, market data feeds, historical data, and execution services, including Financial Information Exchange (FIX) execution services. FIX execution services allow clients to electronically transmit, receive or cancel advanced order types, and receive execution reports, position reports, liquidity flags and account balances. We generally provide our solutions to our clients on a private-labeled basis to emphasize the client’s branding.
Our Nexa Technologies products, such as Omni Pro, Axis Pro, and Meridian, are designed to accommodate various market segments by providing different trading platforms and functionality to users. All of our front-end products benefit from several important features such as the ability to trade equities, options and futures and to have unified risk management for trading across multiple asset classes.
Although there is a significant market for front-end trading platforms that is independent of the market for clearing services, we have found that our ability to integrate our technology-related products with our clearing services provides clients with an increasingly compelling reason to use Penson for their clearing needs. We believe this broader, integrated offering is increasingly a significant factor in our conversion of client prospects into actual clients.
Our technology revenues generally include revenues from software development and customization of products and features, but our technology products are designed to generate substantial subscription-based revenue over time. Our technology revenues have increased significantly in the past few years, constituting 0.7% of total revenues in 2003 and 4.0% of total revenues in 2005.
Market opportunity
We believe that the market for securities-processing infrastructure products and services is influenced by several significant industry trends creating continuing opportunities for us to expand our business, including:

•	Increase in trading volumes and executions. The increase in trading volumes and executions in equities, options and futures markets over the past several years has led to an increase in the number of transactions requiring execution, processing and settlement.

•	Shift to outsourced solutions. Broker-dealers outside the U.S. are increasingly following the continuing and common practice in the U.S. of outsourcing their clearing functions. In addition, firms in the global securities and investment industry are expanding their use of third-party technology to manage their securities trading infrastructure.

•	Increase in trading in multiple markets. Investors increasingly seek to trade in multiple instruments, multiple markets and in multiple currencies at once. The technological challenges associated with clearing, settlement, and custody in multiple geographies, currencies, and asset classes will push correspondents to seek the most comprehensive and sophisticated service providers.

•	Industry consolidation. Although the significant effort and potential business disruption associated with conversion to a new clearing firm may discourage correspondents from switching service providers, consolidation among clearing service providers has led to forced conversions. These conversions result in opportunities for correspondents to seek competing offers and, therefore, for service providers to solicit new correspondents’ business without having to overcome the difficulties of moving from an incumbent.

•	Demand for increased reporting capabilities and integrated technology solutions. Clients are increasingly demanding products that seamlessly integrate front, middle and back-office systems and allow for near real-time updating of account status and margin balances.

•	Opportunities in the Canadian and European markets. The Canadian and European securities and investments industries have followed many of the same trends as the U.S. market. Although we have recently experienced difficulties in implementing our operational plan in the U.K., (principally due to (i) a longer than anticipated time frame for certain of our clients to implement technology required to execute orders for new products that trade on the London Stock Exchange, (ii) our inability to attract sufficient institutional order flow, and (iii) delays in implementing technology needed to expand our European order execution hub), during 2005, we revised our operating strategy in the U.K., restructured local management and scaled back our expense structure to better correspond with our level of revenues. Accordingly, we believe we are now well-positioned to exploit these opportunities based on our existing presence in these markets. See “Risk Factors—Risks related to our business and our industry,” on page 15 and 16. In addition, clearing firms in these markets are less likely to own trading applications, creating opportunities for the sale of our Nexa Technologies products.

Clients
Currently, our principal clients are online, direct access and traditional retail brokers, and increasingly, we are adding as clients large banks, institutional brokers, financial technology companies and securities exchanges such as the CBOE. Online broker-dealers enable investors through browser-based technology to interact with and perform trades through the broker via the Internet. Direct access broker-dealers provide investors with dedicated software which executes orders through direct exchange interfaces and provides real-time high speed Level II market information. Traditional retail brokers usually engage in agency trades for their customers, which may or may not be online. Institutional brokers and hedge funds typically engage in algorithmic trading or other proprietary trading strategies for their own account or, at times, agency trades for others. Our bank clients typically are non-U.S. entities making purchases for their brokerage operations. The type of financial technology client that would most likely use our products and services is a financial data content or trading software firm that purchases our data or combines its offerings with our trading software.
Our competitive strengths
We believe the following competitive strengths will allow us to successfully grow our business and increase our profitability:

•	Fully-integrated securities-processing and technology solutions. We are a leading provider of infrastructure to financial intermediaries and offer integrated solutions with the ability to address all major securities-processing needs. We believe our ability to integrate our technology offerings into all of our products and services is a significant factor in our ability to expand our client base and increase our revenue from existing clients.

•	Flexible services and infrastructure. We provide a broad offering of infrastructure and technology and data products and services to our clients, available both on an unbundled basis and as a fully-integrated solution. We work closely with each of our clients to tailor the set of products and services appropriate for their individual needs.

•	Established market position as an independent provider of correspondent clearing services. We have established a significant market presence with approximately 220 correspondents in the U.S., Canadian and U.K. markets. We seek to put our clients’ interests first, and unlike most other major clearing providers we are unaffiliated with a large financial institution.

•	Highly attractive and diversified client base. Our client base is comprised of online, direct access and traditional retail broker-dealers, large banks, hedge funds, algorithmic traders and securities exchanges and is internationally diversified through our operations in Canada and the U.K.

•	Scalable, recurring revenue business model. We receive a recurring stream of revenues based on the trading volumes of each of our correspondents with a low marginal cost of sales.

•	Proven and highly motivated management team. With an average of 29 years of industry experience and holding a substantial equity interest in Penson, our three member Executive Committee (which consists of Roger J. Engemoen, Jr., Philip A. Pendergraft and Daniel P. Son) has the proven ability to manage our business through all stages of the financial market cycle.

Our growth strategies
Our goal is to be the leading independent provider of securities-processing infrastructure to the securities and investment industry in the major global markets. To accomplish this goal, we are pursuing the following key strategies:

•	Capitalize on industry trends. We are positioned to benefit from several broad industry trends, including internationalization of trading activity, consolidation among service providers, increased demand for trading infrastructure that supports multiple asset classes and currencies, as well as increased outsourcing of securities-processing.

•	Enhance revenue potential of each client relationship. We intend to grow in part by selling additional products to our existing clients. We believe we have a significant opportunity to offer the full spectrum of clearing and execution services to many of our Nexa Technologies clients, as well as offering technology services to our clearing and execution clients.

•	Leverage existing platform to expand our product set and client base. We believe our infrastructure provides a leading fully-integrated securities clearing and technology product package to our market, and additional products can be offered and new clients can be added with minimal marginal cost. Using this infrastructure, we intend to expand our client base by:

•	Focusing on high-volume direct access and online broker-dealers. We will continue to target our clearing services to the growing direct access and online broker-dealer markets.

•	Expanding our client base in the institutional and retail brokerage markets. We are expanding our focus on the traditional institutional and retail brokerage industry. Many institutional and retail brokers in the U.S. have outsourced their clearing functions, and we believe this trend is now increasing internationally, which creates opportunities for us. We are also targeting these firms for our technology products and services.

•	Expanding our client base in the algorithmic trading and hedge fund sectors. Our technology products enable us to increasingly market our services to the rapidly growing algorithmic trading and hedge fund sectors.

•	Expanding our operations internationally. We believe our ability to service clients throughout the North American and European securities markets will become more important as investors increasingly trade on a global basis, and we intend to expand our presence into Asian markets in the future.

•	Pursue selective acquisitions. We intend to continue to pursue selective acquisitions that will expand our technology product offerings, our clearing service capabilities and our client base. We are currently in active discussions with various parties, but at this time no potential transaction is probable.

SAMCO split off
In connection and concurrently with this public offering, we will reorganize certain non-core business operations of Penson, known as SAMCO, into a separate newly formed holding company. Existing stockholders of Penson are being given the opportunity to exchange an aggregate of 2.5 million shares of Penson common stock for all of the stock of SAMCO. This exchange is intended to take place immediately prior to the initial public offering although we may elect to complete the exchange in advance of the initial public offering. Although there will initially be substantial common ownership between Penson and SAMCO, Penson will not retain any ownership interest in SAMCO, which will be operated independently.
Recent developments
In May 2005, we entered into an agreement to acquire Computer Clearing Services, Inc. (CCS). CCS is a provider of clearing services principally to the direct access and online market segments, and has historically been a competitor of ours. In contemplation of the completion of this acquisition, we transferred 43 CCS correspondent relationships to our client base between August and October 2005. In January 2006 we acquired substantially all of the assets and limited liabilities of CCS and closed this transaction.
In January 2005, we acquired the assets of Tick Data, Inc. Tick Data’s products are principally focused on the delivery of domestic and international historical and market data to hedge funds and algorithmic traders. The purchase price for Tick Data was not significant.
For further information regarding the Company’s acquisitions, see “Risk factors—we may face risks associated with potential future acquisitions that could reduce our profitability or hinder our ability to successfully expand our operations” and “Management’s discussion and analysis of financial condition and results of operations—Overview—Acquisitions.”
In August 2004, we completed a private financing which raised a total of $25 million in funding from TCV V, L.P. and TCV V Member Fund, L.P., (the TCV Funds), which are managed by Technology Crossover Ventures, a private equity firm. In September 2005, we completed another private financing, in which the TCV Funds invested an additional $10 million. As a result of these investments, the TCV Funds acquired a minority equity stake in us.
Corporate information
Our principal offices are located at 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201, and our telephone number is (214) 765-1100. We maintain an Internet website at www.penson.com. Information contained on this Internet website does not constitute part of this prospectus and is not incorporated by reference in this prospectus.

The offering
Common stock offered by Penson:                   shares
Common stock offered by the selling stockholders:                   shares
Total offering:                   shares
Common stock to be outstanding after the offering:                   shares
Use of proceeds
We expect to use the increased capital available by virtue of this offering to support the expansion of our correspondent base, which is in part dependent on the amount of our regulatory capital. Our ability to accept additional correspondents and increase our margin lending revenues is constrained by the amount of regulatory capital we have. Initially, we intend to use all of the net proceeds to repay indebtedness and to make our planned capital contribution in connection with a corporate reorganization as described in “Management’s discussion and analysis of financial condition and results of operations—Split off transaction.” The increased borrowing availability under our credit facilities resulting from this use of proceeds will be used to fund our daily working capital needs and for general corporate purposes. As opportunities become available to expand our client base, we will also be able to utilize our available lines of credit at higher levels by virtue of the expanded capital base resulting from the proceeds of this offering. We may also use this increased borrowing availability for acquisitions of businesses, products or technologies that are complementary to our business. See “Use of proceeds.” We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Proposed NASDAQ National Market symbol: PNSN
Unless otherwise indicated, the number of shares of common stock to be outstanding after the offering set forth above and elsewhere in this prospectus:

•	excludes shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares from us and up to an additional shares from the selling stockholders;

•	assumes an initial public offering price of per share, the midpoint of the offering range set forth on the cover of this prospectus; and

•	gives effect to the corporate reorganization described under “Management’s discussion and analysis of financial condition—Split off transaction.”

Summary consolidated financial data
The following table sets forth summary consolidated financial data for our company. The data has been derived from our audited consolidated financial statements for the three years ended December 31, 2005 included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” The summary pro forma consolidated financial data gives effect to the SAMCO split off and this offering as described under “Unaudited pro forma consolidated financial statements.”

Year ended December 31,

						2005
					2005	Pro forma, as
(in thousands, except per share data)	2001	2002	2003	2004	Actual	adjusted

Consolidated statement of operations data
Total revenues	$89,053	$80,285	$91,077	$116,064	$174,568
Total expenses	74,571	83,947	80,803	105,550	166,767
Operating income (loss)	14,482	(3,662)	10,274	10,514	7,801
Interest expense on long-term debt	2,347	1,641	1,945	2,332	3,123
Income (loss) from continuing operations before income taxes	12,135	(5,303)	8,329	8,182	4,678
Provision for income taxes	4,825	(1,554)	503	1,489	1,951
Income (loss) from continuing operations	7,310	(3,749)	7,826	6,693	2,727
Income from discontinued operations, net of tax(1)	—	—	835	1,060	177

Net income (loss)	$7,310	$(3,749)	$8,661	$7,753	$2,904

Earnings (loss) per share— basic
Earnings (loss) per share from continuing operations	$0.25	$(0.13)	$0.25	$0.21	$0.07
Earnings (loss) per share from discontinued operations	—	—	0.03	0.04	—
Earnings (loss) per share	0.25	(0.13)	0.28	0.25	0.08
Earning (loss) per share— diluted
Earnings (loss) per share from continuing operations	$0.25	$(0.13)	$0.24	$0.18	$0.07
Earnings (loss) per share from discontinued operations	—	—	0.03	0.03	—
Earnings (loss) per share	0.25	(0.13)	0.27	0.21	0.08
Weighted average shares outstanding— basic and diluted
Basic	29,372	29,586	30,587	31,552	36,426
Diluted	29,372	29,586	32,880	39,465	44,325

	As of December 31, 2005

		Pro forma, as
	Actual	adjusted(2)

Consolidated balance sheet data:
Cash and cash equivalents	$99,506
Total assets	$3,526,256
Notes payable	$52,395
Total stockholders’ equity	$89,952

(1) Concurrently with this offering, we will split off certain non-core business operations into a newly formed company. In connection with the split off, we have agreed to make a capital contribution to that company in an amount equal to the difference between the net book value of the division to be split off, as of the most recent quarter end immediately preceding the split off, and the value of the 2.5 million shares of our common stock to be exchanged in the split off. Except as otherwise indicated, the financial information in this prospectus sets forth the results of operations and balance sheet data of the entities which are being split off as discontinued operations. See “Management’s discussion and analysis of financial condition and results of operation-Split off transaction.”
(2) Gives effect to the receipt of net proceeds from the sale by us in this offering of              shares of common stock at the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and our use of the net proceeds to repay a portion of our indebtedness and to make a capital contribution as described under “Use of proceeds.”

Risk factors
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making an investment decision. If any of the circumstances described in these risk factors actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.
Risks related to our business and our industry
We face substantial competition from other securities processing and infrastructure firms, which could harm our financial performance and reduce our market share.
The market for securities-processing infrastructure products and services is rapidly evolving and highly competitive. We compete with a number of firms that provide similar products and services to our market. Our competitors include Goldman Sachs Execution & Clearing, L.P. (formerly known as Spear, Leeds & Kellogg); Pershing LLC, a member of BNY Securities Group; National Financial Services LLC, a Fidelity Investments Company; Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. Many of our competitors have significantly greater financial, technical, marketing and other resources than we possess. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and more extensive client bases than ours. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than ours. There can be no assurance that we will be able to compete effectively with current or future competitors. If we fail to compete effectively, our market share could decrease and our business, financial condition and operating results could be materially harmed.
Increased competition has contributed to the decline in net clearing revenue per transaction that we have experienced in recent years and may continue to create downward pressure on our net clearing revenue per transaction. In the past, we have responded to the decline in net clearing revenue by reducing our expenses, but if the decline continues, we may be unable to reduce our expenses at a comparable rate. Our failure to reduce expenses comparably would reduce our profit margins.
We depend on a limited number of clients for a significant portion of our clearing revenues.
Our ten largest clients accounted for 24.7% of our total revenues during the year ended December 31, 2005. The loss of even a small number of these clients at any one time could cause our revenues to decline substantially. Our clearing contracts generally allow the correspondent to cancel our services upon providing us with 45 days of notice, in most cases after an initial term of two years. Our clearing contracts with these correspondents can also terminate automatically if we are suspended from any of the national exchanges of which we are a member for failure to comply with the rules or regulations thereof. In past periods, we have experienced temporary declines in our revenues when large clients have switched to other service providers. For example, our largest U.S. clearing correspondent in 2004 terminated its relationship with us in 2005. As a result, although this loss was partially offset by revenue from new correspondents, in 2005 clearing revenues decreased by $4.0 million compared to 2004. See “Management’s discussion and analysis of results of operations and financial condition—Comparison of years ended December 31, 2005 and December 31, 2004—Revenues.” There can be no assurance that our largest clients will continue to use our products and services.

Our clearing operations could expose us to legal liability for errors in performing clearing functions and improper activities of our correspondents.
Any intentional failure or negligence in properly performing our clearing functions or any mishandling of funds and securities held by us on behalf of our correspondents and their customers could lead to censures, fines or other sanctions by applicable authorities as well as actions in tort brought by parties who are financially harmed by those failures or mishandlings. Any litigation that arises as a result of our clearing operations could harm our reputation and cause us to incur substantial expenses associated with litigation and damage awards that could exceed our liability insurance by unknown but significant amounts.
In the past, clearing firms in the U.S. have been held liable for failing to take action upon the receipt of customer complaints, failing to know about the suspicious activities of correspondents or their customers under circumstances where they should have known, and even aiding and abetting, or causing, the improper activities of their correspondents. We cannot assure you that our procedures will be sufficient to properly monitor our correspondents or protect us from liability for the acts of our correspondents under current laws and regulations or that securities industry regulators will not enact more restrictive laws or regulations or change their interpretations of current laws and regulations. If we fail to implement proper procedures or fail to adapt our existing procedures to new or more restrictive regulations, we may be subject to liability that could result in substantial costs to us and distract our management from our business.
Decreases in short-term interest rates would negatively impact the profitability of our margin lending business.
The profitability of our margin lending activities depends to a great extent on the difference between interest income earned on margin loans and investments of customer cash and the interest expense paid on customer cash balances and borrowings. If short-term interest rates fall, we generally expect to receive a smaller gross interest spread, causing the profitability of our margin lending and other interest-sensitive revenue sources to decline.
Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, decreases in the federal funds rate by the Board of Governors of the Federal Reserve System usually lead to decreasing interest rates in the U.S., which generally lead to a decrease in the gross spread we earn. This is most significant when the federal funds rate is on the low end of its historical range. Interest rates in Canada and Europe are also subject to fluctuations based on governmental policies and economic factors and these fluctuations could also affect the profitability of our margin lending operations in these markets.
Our margin lending business subjects us to credit risks and if we are unable to liquidate an investor’s securities when the margin collateral becomes insufficient, the profitability of our business may suffer.
We provide margin loans to investors; therefore, we are subject to risks inherent in extending credit. As of December 31, 2005, our receivables from customers and correspondents were $1.1 billion, which predominantly reflected margins loans. Our credit risks include the risk that the value of the collateral we hold could fall below the amount of an investor’s indebtedness. This risk is especially great when the market is rapidly declining. Agreements with margin account investors permit us to liquidate their securities with or without prior notice in the event that the amount of margin collateral becomes insufficient. Despite those agreements, we may be unable to liquidate the customers’ securities for various reasons including the fact that:

•	the pledged securities may not be actively traded;

•	there may be an undue concentration of securities pledged; or

•	a stop order may be issued with regard to pledged securities.

In the U.S., our margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve and the National Association of Securities Dealers (NASD), whose rules generally permit margin loans of up to 50% of the value of the securities collateralizing the margin account loan at the time the loan is made, subject to requirements that the customer deposit additional securities or cash in its accounts so that the customers’ equity in the account is at least 25% of the value of the securities in the account. We are also subject to regulations in Canada and the U.K. with regard to our margin lending activities in those markets. In certain circumstances, we may provide a higher degree of margin leverage to our correspondents with respect to their proprietary trading businesses than otherwise permitted by the margin rules described above based on an exemption for correspondents that purchase a class of preferred stock of our U.S. broker-dealer subsidiary. We may finance an unlimited amount of margin purchases for our correspondents that qualify for this exemption. As a result, we may increase the risks otherwise associated with margin lending with respect to these correspondents.
Some of our directors and officers and their affiliates have from time to time maintained brokerage accounts with us directly or indirectly through our correspondents, and we may extend margin credit to these individuals or entities through these accounts. See “Certain relationships and related transactions—Other transactions—Other information” on page 90.
We rely, in part, on third parties to provide and support the software and systems we use to provide our services. Any interruption or cessation of service by these third parties could harm our business.
We have contracted with SunGard Data Systems to provide a major portion of the software and systems necessary for our execution and clearing services. Our current agreement with SunGard has an expiration date of May 1, 2008 and can be terminated by SunGard upon written notice in the event that we breach the agreement. In the past, we have experienced occasional hardware and software outages with SunGard. Any major interruption in our ability to process our transactions through SunGard would harm our relationships with our clients and impact our growth. We also license many additional generally available software packages. Failures in any of these applications could also harm our business operations.
We rely on SunGard and other third parties to enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. If, in the future, enhancements or upgrades of third-party software and systems cannot be integrated with our technologies or if the technologies on which we rely fail to respond to industry standards or technological changes, we may be required to redesign our proprietary systems. Software products may contain defects or errors, especially when first introduced or when new versions or enhancements are released. The inability of third parties to supply us with software or systems on a reliable, timely basis could harm relationships with our clients and our ability to achieve our projected level of growth.
Our products and services, and the products and services provided to us by third parties, may infringe upon intellectual property rights of third parties, and any infringement claims could require us to incur substantial costs, distract our management or prevent us from conducting our business.
Although we attempt to avoid infringing upon known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third-party proprietary rights. If we infringe upon the rights of third parties, we may be unable to obtain licenses to use those rights on commercially reasonable terms. Additionally, third parties that provide us with products and services that are integral to the conduct of our business may be subject to similar allegations, which could prevent them from providing these products and services. In either of these events, we would need to undertake substantial reengineering to continue offering our services and may not be successful. In addition, any claim of infringement could cause us to incur substantial costs defending the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from conducting our business.
If our clients’ account information is misappropriated, we may be held liable or suffer harm to our reputation.
We rely on encryption and authentication technology to effect secure transmissions of confidential information over computer systems and the Internet. If third parties were able to penetrate our network security or otherwise misappropriate clients’ personal or account information, we could be subject to liability arising from claims related to impersonation or similar fraud claims or other misuse of personal information, as well as suffer harm to our reputation. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology we use to protect clients’ transactions and account data. Internet security concerns have been a barrier to the acceptance of online trading, and any well-publicized compromise of security could hinder the growth of the online brokerage industry. We may incur significant costs to protect against the threat of network or Internet security breaches or to alleviate problems caused by such breaches.
Any slowdown or failure of our computer or communications systems could subject us to liability for losses suffered by our clients or their customers.
Our services depend on our ability to store, retrieve, process and manage significant databases, and to receive and process securities and futures orders through a variety of electronic media. Our principal computer equipment and software systems are maintained at various locations in Texas, New York, Toronto, Montreal and London. Our systems or any other systems in the trading process could slow down significantly or fail for a variety of reasons, including:

•	computer viruses or undetected errors in our internal software programs or computer systems;

•	our inability to rapidly monitor all intraday trading activity;

•	our inability to effectively resolve any errors in our internal software programs or computer systems once they are detected;

•	heavy stress placed on our systems during peak trading times; or

•	power or telecommunications failure, fire, tornado or any other natural disaster.
While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to accurately predict future volume increases or volatility or that our systems will be able to accommodate these volume increases or volatility without failure or degradation. Any significant degradation or failure of our computer systems, communications systems or any other systems in the clearing or trading processes could cause the customers of our clients to suffer delays in the execution of their trades. These delays could cause substantial losses for our clients or their customers and could subject us to claims and losses, including litigation claiming fraud or negligence, damage our reputation, increase our service costs, cause us to lose revenues or divert our technical resources.

If our operational systems and infrastructure fail to keep pace with our anticipated growth, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.
We have experienced significant growth in our client base, business activities and the number of our employees. The growth of our business and expansion of our client base has placed, and will continue to place, a significant strain on our management and operations. We believe that our current and anticipated future growth will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems and the expansion and upgrade of core technologies. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to accurately predict the timing or rate of this growth or expand and upgrade our systems and infrastructure on a timely basis.
In addition, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. We have implemented and continue to implement formal compliance procedures to respond to these changes and the impact of our growth. Our future operating results will depend on our ability:

•	to improve our systems for operations, financial controls, and communication and information management;

•	to refine our compliance procedures and enhance our compliance oversight; and

•	to recruit, train, manage and retain our employees.
Our growth has required and will continue to require increased investments in management personnel and systems, financial systems and controls and office facilities. In the absence of continued revenue growth, the costs associated with these investments would cause our operating margins to decline from current levels. We cannot assure you that we will be able to manage or continue to manage our recent or future growth successfully. If we fail to manage our growth, we may experience operating inefficiencies, dissatisfaction among our client base and lost revenue opportunities.
If we are unable to respond to the demands of our existing and new clients, our ability to reach our revenue goals or maintain our profitability could be diminished.
The global securities industry is characterized by increasingly complex infrastructures and products, new and changing business models and rapid technological changes. Our clients’ needs and demands for our products and services evolve with these changes. For example, an increasing number of our clients are from market segments including hedge funds, algorithmic trades and direct access customers who demand increasingly sophisticated products. Our future success will depend, in part, on our ability to respond to our clients’ demands for new services, products and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing standards and to address the increasingly sophisticated requirements of our clients.
Our existing correspondents may choose to perform their own clearing services as their operations grow.
We market our clearing services to our existing correspondents on the strength of our ability to process transactions and perform related back-office functions at a lower cost than the correspondents could perform these functions themselves. As our correspondents’ operations grow, they often consider the option of performing clearing functions themselves, in a process referred to in the securities industry as “self clearing.” As the transaction volume of a broker-

dealer grows, the cost of implementing the necessary infrastructure for self-clearing may be eventually offset by the elimination of per-transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing broker-dealers to retain their customers’ margin balances, free credit balances and securities for use in margin lending activities.
Our ability to sell our services and grow our business could be significantly impaired if we lose the services of key personnel.
Our business is highly dependent on a small number of key executive officers. Our three member Executive Committee, consisting of Roger J. Engemoen, Jr., Philip A. Pendergraft and Daniel P. Son, has an average of 29 years of industry experience and each member has served as an executive officer of Penson or its predecessor entities since 1995. We have entered into compensation agreements with various personnel, but we do not have employment agreements with most of our employees. The loss of the services of any of the key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could harm our business. Competition for key personnel and other highly qualified technical and managerial personnel in the securities-processing infrastructure industry is intense, and there is no assurance that we would be able to recruit management personnel to replace these individuals in a timely manner, or at all, on acceptable terms.
We may face risks associated with potential future acquisitions that could reduce our profitability or hinder our ability to successfully expand our operations.
Over the past few years, our business strategy has included engaging in significant acquisitions which have facilitated our ability to provide technology infrastructure and establish a presence in international markets. We have completed six acquisitions since 2000, including two acquisitions in 2000 by which we commenced our Canadian and U.K. operations. In the future, we plan to acquire additional businesses or technologies as part of our growth strategy. We are currently in active discussions with various parties, but at this time no potential transaction is probable. We cannot assure you that we will be able to successfully integrate future acquisitions, which potentially involve the following risks:

•	diversion of management’s time and attention to the negotiation of the acquisitions;
•	difficulties in assimilating acquired businesses, technologies, operations and personnel;
•	the need to modify financial and other systems and to add management resources;
•	assumption of unknown liabilities of the acquired businesses;
•	unforeseen difficulties in the acquired operations and disruption of our ongoing business;
•	dilution to our existing stockholders due to the issuance of equity securities;
•	possible adverse short-term effects on our cash flows or operating results; and
•	possible accounting charges due to impairment of goodwill or other purchased intangible assets.
Failure to manage our acquisitions to avoid these risks could harm our business, financial condition and operating results.
We recently revised our operational strategy for our U.K. operations, and if it is not successful our financial results or growth prospects may be harmed.
In the fall of 2004, we embarked on an aggressive operational plan to roll out additional products and services in the U.K. market. Our operational plan was comprised of the following key components: (a) our provision to U.S. institutional correspondents of new securities products that trade on the London Stock Exchange, (b) our provision of a “worked order desk” to facilitate the manual and confidential processing of large institutional orders on the London Stock Exchange and certain other market destinations, and (c) our inclusion of additional market destinations in our European order execution hub. Unfortunately, we were not successful at implementing this operational plan, which created larger than expected losses in the U.K. Our lack of success in implementing our plan derived principally from (i) a longer than anticipated time frame for certain of our clients to implement and test technology required to execute orders for new products that trade on the London Stock Exchange, (ii) our inability to attract sufficient institutional order flow for the worked order desk and (iii) delays in implementing technology needed to expand our European order execution hub. Among other things, our plan was impacted by a significant diversion of internal business and technology personnel and resources to resolve operational issues primarily arising from system inefficiencies and personnel errors in using internal and third party software designed to clear and settle trades for the U.K. operations and to support the worked order desk. During 2005, we revised our operational strategy in the U.K., restructured local management and scaled back our expense structure to better correspond with our level of revenues. In particular, we eliminated the worked order desk and certain other personnel involved in our U.K. operations, which, among other things, should result in much lower compensation expense over time. We also engaged outside consultants to facilitate our resolving issues related to our U.K. operations. These consultants have now been terminated. We intend to continue with our plans to provide new products on the London Stock Exchange and a larger number of markets in our European execution hub, although revenues from such projects will take greater time to realize than originally expected. Although we believe that we have improved significantly the operational performance in the U.K. through this restructuring, we cannot be certain that our scaled back operational plan will be successful. If it is not successful, we may be required to further restructure our operations and take additional charges, and our ability to expand our business in the U.K. may be harmed.
Our revenues may decrease due to declines in trading volume, market prices, liquidity of securities markets or proprietary trading activity.
We generate revenues primarily from transaction processing fees we earn from our clearing operations and interest income from our margin lending activities and interest earned by investing customers’ cash. These revenue sources are substantially dependent on customer trading volumes, market prices and liquidity of securities markets. Over the past several years the U.S. and foreign securities markets have experienced significant volatility. Sudden sharp or gradual but sustained declines in market values of securities can result in:

•	reduced trading activity;
•	illiquid markets;
•	declines in the market values of securities carried by our customers and correspondents;
•	the failure of buyers and sellers of securities to fulfill their settlement obligations;
•	reduced margin loan balances of investors; and
•	increases in claims and litigation.
The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our clearing operations and margin lending activities.
Certain of our subsidiaries engage in proprietary trading activities. Please see our discussion in “Business—Securities-processing—Proprietary trading.” Historically these activities have accounted for a very small portion of our total revenues and net income. With respect to most of such trading, we endeavor to limit our exposure to markets through, among other means, employing hedging strategies and by limiting the period of time for which we have exposure to markets. However, we are not completely protected against market risk from such trading at any particular point in time and proprietary trading risks could adversely impact operating results in a specific financial period.

General economic and political conditions and broad trends in business and finance that are beyond our control may contribute to reduced levels of activity in the securities markets, which could result in lower revenues from our business operations.
Trading volume, market prices and liquidity are affected by general national and international economic and political conditions and broad trends in business and finance that result in changes in volume and price levels of securities transactions. These factors include:

•	economic, political and market conditions;
•	the availability of short-term and long-term funding and capital;
•	the level and volatility of interest rates;
•	legislative and regulatory changes;
•	currency values and inflation; and
•	national, state and local taxation levels affecting securities transactions.
These factors are beyond our control and may contribute to reduced levels of activity in the securities markets. Our largest source of revenues has historically been our revenues from clearing operations, which are largely driven by the volume of trading activities of the customers of our correspondents and proprietary trading by our correspondents. Our margin lending revenues and our technology revenues are also impacted by changes in the trading activities of our correspondents and clients. Accordingly, any significant reduction in activity in the securities markets would likely result in lower revenues from our business operations.
Our quarterly revenue and operating results are subject to significant fluctuations.
Our quarterly revenue and operating results may fluctuate significantly in the future due to a number of factors, including:

•	changes in the proportion of clearing operations revenues and interest income;

•	our lengthy sales and integration cycle with new correspondents;

•	the gain or loss of business from a correspondent;

•	reductions in per-transaction clearing fees;

•	changes in bad debt expense from margin lending as compared to historical levels;

•	changes in the rates we charge for margin loans, changes in the rates we pay for cash deposits we hold on behalf of our correspondents and their customers and changes in the rates we can invest in such cash deposits;

•	changes in the market price of securities and our ability to manage related risks;

•	fluctuations in overall market trading volume;

•	the relative success and/or failure of third party clearing competitors, many of which have increasingly larger resources than we have as a result of recent consolidation in our industry;

•	the relative success and/or failure of third party technology competitors including, without limitation, competitors to our Nexa Technologies business;

•	our ability to manage personnel, overhead and other expenses; and

•	the amount and timing of capital expenditures.
Our expense structure is based on historical expense levels and the expected levels of demand for our clearing, margin lending and other services. If demand for our services declines, we may be unable to adjust our cost structure on a timely basis in order to sustain our profitability.
Due to the foregoing factors, period-to-period comparisons of our historical revenues and operating results are not necessarily meaningful, and you should not rely upon such comparisons as indicators of future performance. We also cannot assure you that we will be able to sustain the rates of revenue growth we have experienced in the past, improve our operating results or sustain our profitability on a quarterly basis.
Our involvement in futures and options markets subjects us to risks inherent in conducting business in those markets.
We clear futures and options contracts on behalf of our correspondents and their customers. Trading in futures and options contracts is generally more highly leveraged than trading in other types of securities. This additional leverage increases the risk associated with trading in futures and options contracts, which in turn raises the risk that a correspondent or customer may not be able to fully repay its creditors, including us, if it experiences losses in its futures and options contract trading business.
The securities and futures businesses are highly dependent on certain market centers that may be targets of terrorism.
Our business is dependent on exchanges and market centers being able to process trades. Terrorist activities in September 2001 caused the U.S. securities markets to close for four days. This impacted our revenue and profitability for that period of time. If future terrorist incidents cause interruption of market activity, our revenues and profits may be impacted negatively again.
Risks related to government regulation
All aspects of our business are subject to extensive government regulation. If we fail to comply with these regulations, we may be subject to disciplinary or other action by regulatory organizations, and our business may be harmed.
The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. In addition to these laws, we must comply with rules and regulations of the Securities and Exchange Commission (SEC), the NASD, various stock exchanges, state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. Broker-dealers are subject to regulations covering all aspects of the securities business, including:

•	sales methods;
•	trade practices among broker-dealers;
•	use and safekeeping of investors’ funds and securities;
•	capital structure;
•	margin lending;
•	record keeping;
•	conduct of directors, officers and employees; and
•	supervision of investor accounts.
Our ability to comply with these regulations depends largely on the establishment and maintenance of an effective compliance system as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed non-compliance with these regulations in the future and even for the claimed non-compliance of our correspondents with such regulations. If a claim of non-compliance is made by a regulatory authority, the efforts of our management could be diverted to responding to such claim and we could be subject to a range of possible consequences, including the payment of fines and the suspension of one or more portions of our business. Additionally, our clearing contracts generally include automatic termination provisions which are triggered in the event we are suspended from any of the national exchanges of which we are a member for failure to comply with the rules or regulations thereof.
We and certain of our officers and employees have been subject to claims of non-compliance in the past, and may be subject to such claims and legal proceedings in the future. Most recently, Penson Financial Services, Inc. has received an inquiry from the NASD regarding the application of Regulation T to its handling of trades in cash accounts. Our assessment of this inquiry is in its preliminary stages. If necessary, Penson Financial Services, Inc. will make any necessary changes based on applicable regulations and guidance from the NASD. We cannot predict the final results of the inquiry but this subsidiary or certain of its personnel may be sanctioned or fined by the NASD, although we do not expect any such sanction or fine to be material to the Company.
We also operate clearing and related businesses in the U.K. and Canada and execute transactions in global markets. These non-U.S. businesses are also heavily regulated. To the extent that different regulatory regimes impose inconsistent or iterative requirements on the conduct of our business, we will face complexity and additional costs in our compliance efforts. In addition, as we expand into new non-U.S. markets with which we may have relatively less experience, there is a risk that our lack of familiarity with the regulations impacting such markets may affect our performance and results.
The regulatory environment in which we operate has experienced increasing scrutiny by regulatory authorities in recent years and further changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.
The legislative and regulatory environment in which we operate has undergone significant change in the past and may undergo further change in the future. The Commodity Futures Trading Commission (CFTC), the SEC, the NASD, various securities or futures exchanges and other U.S. and foreign governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.
In addition, because our industry is heavily regulated, regulatory approval may be required prior to expansion of our business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business and could require us to incur significant compliance costs or adversely affect the development of business activities in affected markets.
If we do not maintain the capital levels required by regulations, we may be subject to fines, suspension, revocation of registration or expulsion by regulatory authorities.
We are subject to stringent rules imposed by the SEC, the NASD and various other regulatory agencies which require broker-dealers to maintain specific levels of net capital. Net capital is the net worth of a broker-dealer, less deductions for other types of assets including assets not readily convertible into cash and specified percentages of a broker-dealer’s securities positions. If we fail to maintain the required net capital, we may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, which, if not cured, could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, we might be required to limit or discontinue our clearing and margin lending operations that require the intensive use of capital. In addition, our ability to withdraw capital from our subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt at the parent company level and redeem or purchase shares of our outstanding stock, if necessary. A large operating loss or charge against net capital could impede our ability to expand or even maintain our present volume of business.
Our futures clearing subsidiary is subject to the capital and segregation rules of the National Futures Association (NFA) and CFTC. If we fail to maintain the required capital, or if we violate the customer segregation rules, we may be subject to monetary fines, and the suspension or revocation of our license to clear futures contracts. Any interruption in our ability to continue this business would impact our revenues and profitability.
Outside of the U.S., we are subject to other regulatory capital requirements. Our U.K. subsidiary is subject to capital adequacy rules that require our subsidiary to maintain stockholders’ equity and qualifying subordinated loans at specified minimum levels. If we fail to maintain the required regulatory capital, we may be subject to fine, suspension or revocation of our license with the Financial Services Authority. If our license is suspended or revoked or if the capital adequacy requirements are changed or expanded, we may be required to discontinue our U.K. operations, which could result in diminished revenues.
As a member of the Investment Dealers Association of Canada, or IDA, as an approved participant with the Montreal Exchange, and as a participating organization with the Toronto Stock Exchange, Penson Financial Services Canada, Inc. is subject to the IDA and other rules relating to the maintenance of regulatory capital. Specifically, to ensure that IDA members will be able to meet liabilities as they become due, the IDA requires its member broker-dealers to periodically calculate their risk-adjusted capital in accordance with a prescribed formula. If Penson Financial Services Canada, Inc. fails to maintain the required risk adjusted capital, it may be subject to monetary sanctions, suspensions or other sanctions, including expulsion as a member. If Penson Financial Services Canada, Inc. is sanctioned or expelled or if the risk adjusted capital requirements are changed or expanded, Penson Financial Services Canada, Inc. may be required to discontinue operations in Canada, which could result in diminished revenues.
In addition, some of the investments we make in our business may impact our regulatory capital. We have made large investments into our Nexa Technologies business and expect to continue to do so in the future. Investments in non-regulated subsidiaries and increases in illiquid assets, including unsecured customer accounts, have a negative impact on the capital available for our regulated subsidiaries. In 2002, we experienced a larger than normal level of unsecured and partially secured customer and correspondent accounts, which resulted in a provision for bad debt of approximately $13 million in 2002. If we experience similar increased levels of unsecured and partially secured accounts in the future, our financial results may be harmed.
Procedures and requirements of the PATRIOT Act may expose us to significant costs or penalties.
As participants in the financial services industry, our subsidiaries are subject to laws and regulations, including the PATRIOT Act of 2001, which require that they know certain information about their customers and monitor transactions for suspicious financial activities. The cost of complying with the PATRIOT Act and related laws and regulations is significant. We may face particular difficulties in identifying our international customers, gathering the required information about them and monitoring their activities. We face risks that our policies, procedures, technology and personnel directed toward complying with the PATRIOT Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition and operating results.

Risks related to our corporate structure
Our discontinued operations subject us to historical underwriting and other risks.
After the completion of the split off transaction described in “Management’s discussion and analysis of financial condition and results of operations—Split off transaction,” we will remain subject to liability for the operations of the SAMCO Division incurred prior to the consummation of the split off transaction including, among others, relating to the underwriting of securities (principally debt securities).
Certain of the SAMCO Division’s operations involve providing advice to high net worth retail investors. If market conditions are adverse or the advice to such investors did not result in adequate returns for such investors, we may be subject to claims or arbitrations involving such investors with respect to transactions prior to the consummation of the split off transactions.
Provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.
Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations; and

•	the inability of stockholders to act by written consent or to call special meetings.

In addition, immediately prior to the completion of this offering, all of our Series A Preferred Stock and Series B Preferred Stock will be converted into shares of our common stock. Following this offering, our board of directors will have the ability to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. See “Description of capital stock—Preferred stock” beginning on page 97.
The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.
In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

Risks related to this offering and our requirements as a public company
Our stockholders could be harmed if our management and larger stockholders use their influence in a manner adverse to other stockholders’ interests.
Upon completion of this offering, our executive officers, directors and 5% stockholders will beneficially own, in the aggregate, approximately        % of our outstanding common stock. As a result, these stockholders will have the ability to control all fundamental matters affecting us, including the election of the majority of the board of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in our control even if beneficial to you as a stockholder. See “Certain relationships and related transactions” for a description of certain relationships we have with these stockholders. The interests of these stockholders with respect to such matters could conflict with your interests as a holder of common stock. For further information regarding management’s stock ownership, see “Principal and selling stockholders.”
There has been no prior public market for our common stock, and we expect its price to be volatile. You may be unable to sell your stock at or above the price you paid for it.
Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiation among our management and the representatives of the several underwriters based on a number of factors including the demand for the stock by investors at that time. See “Underwriting.” As a result, the initial public offering price of our common stock may not be indicative of the market price of our common stock that will prevail in the trading market. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to:

•	reductions in market prices or volume;

•	changes in securities or other government regulations;

•	quarterly variations in operating results;

•	our technological capabilities to accommodate any future growth in our operations or clients;

•	announcements of technological innovations, new products, services, significant contracts, acquisitions or joint ventures by us or our competitors; and

•	changes in financial estimates and recommendations by securities analysts or our failure to meet or exceed analyst estimates.
As a result, you may be unable to sell your stock at or above the price you paid for it.
Our management has broad discretion in using the proceeds from this offering, and the proceeds might not be used in ways that increase our operating results or market value.
We estimate the net proceeds from this offering will be approximately $                  million, after deducting estimated expenses of the offering. Our management will have broad discretion in how we use the net proceeds of this offering, including uses that do not improve our operating results or increase our market value. We currently expect to use these proceeds for retirement of debt, the satisfaction of regulatory capital requirements and general corporate purposes, including capital expenditures and working capital. We also may use a portion of the net proceeds for the future acquisition of companies, technologies or services that complement our business. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of proceeds.”

New investors will suffer immediate and substantial dilution in the tangible net book value of their shares.
We expect that the initial public offering price of our common stock will significantly exceed the net tangible book value of our common stock. The net tangible book value of one share of our common stock purchased at the assumed initial public offering price of $                 per share was only $                 based on weighted average shares outstanding as of December 31, 2005. As a result, investors purchasing common stock in this offering will incur dilution of $                  per share. In addition, we have issued options to acquire common stock at prices significantly below the assumed initial public offering price, the exercise of which will likely result in additional dilution when and if they are exercised. See “Dilution”.
Authorized but unissued shares eligible for public sale after this offering could adversely affect our stock price.
Sales of a substantial number of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price for our common stock. Upon completion of this offering, our existing stockholders will hold                  shares, representing        % of the total outstanding shares of our common stock. A decision by these stockholders to sell shares of common stock could adversely affect the market price for our common stock. After this offering, we will have an aggregate of                  shares of common stock authorized but unissued and not reserved for specific purposes. All of these shares may be issued without any action or approval by our stockholders. Upon completion of this offering we will have                  shares of common stock outstanding, and all shares sold in this offering will be freely tradeable. Other than with respect to                  shares, all remaining shares of our outstanding common stock are subject to lock-up agreements with our underwriters. These lock-up agreements restrict transfers of such shares without the written consent of the underwriters until 180 days after the date of this prospectus. After this 180-day period expires,                   shares of our common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Such shares are subject to the lock-up agreements described above. See “Shares eligible for future sale” and “Capitalization”.
In addition, 6,226,000 shares of our common stock have been reserved for future issuance under our Amended and Restated 2000 Stock Incentive Plan, of which 545,482 shares are issuable upon exercise of options and 775,000 shares are issuable upon vesting of restricted stock units outstanding at the date of this prospectus, including options to purchase                   shares exercisable as of the date of this prospectus or that will become exercisable within 60 days after the date of this prospectus. An additional 750,000 shares will be available for future purchase by our employees pursuant to our 2005 Employee Stock Purchase Plan. We intend to register on Form S-8 under the Securities Act a total of approximately                   shares of common stock reserved for issuance under the stock option and employee stock purchase plans.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and NASDAQ rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.
We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.
We are in the process of evaluating, testing and implementing internal controls over financial reporting to enable management to report on, and our independent registered accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being compliant with the requirements of Section 404 by our December 31, 2007 deadline, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and the NASDAQ National Market. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and the hiring of additional personnel. Any such actions could negatively affect our results of operations.
Forward-looking statements
Some of the statements under “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology, including “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “project,” “seek,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk factors.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.
Use of proceeds
We estimate that the net proceeds from the sale of the                   shares of common stock offered by us will be approximately $                  million, based on an assumed initial public offering price of $                  per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that our net proceeds will be $                 , after

deducting the estimated discounts, commissions and expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
The proceeds of this offering will expand our regulatory capital base, which will allow us to utilize a greater portion of our available lines of credit to support expansion of our client base. Our ability to accept additional correspondents and increase our margin lending revenues is constrained by the amount of regulatory capital we have. By repaying a portion of our existing indebtedness, we will be able to access our increased borrowing availability for working capital needs and other corporate purposes. Initially, we intend to use all of the net proceeds from this offering as follows:

•	to fund a transfer of cash to SAMCO Holdings in connection with the split off in the amount of approximately $ million in connection with a corporate reorganization as described in “Management’s discussion and analysis of financial condition and results of operations— Split off transaction” (which amount will increase (decrease) by $2.5 million for each $1.00 increase (decrease) in the assumed public offering price per share);

•	to repay approximately $30 million of long-term indebtedness under a bank term loan due in March 2010 with an interest rate of 7.25% as of December 31, 2005. These borrowings were used to support our regulatory capital and working capital needs;

•	to repay a short-term promissory note of $15 million due June 2006 with a variable rate of interest that approximated 6.3% as of December 31, 2005, which was incurred to support our regulatory capital and working capital needs; and

•	to repay, with the balance of the net proceeds, a portion of our borrowings under our secured short-term bank loans outstanding under our uncommitted lines of credit with four financial institutions and/ or under our stock loans. The short-term bank loans bear interest at a rate that varies from day to day and is linked to the prevailing Federal Funds rate, do not have a maturity date and can be withdrawn by the lenders thereunder at any time. These borrowings were used to support the daily working capital needs of our subsidiaries.

The increased borrowing availability under our credit facilities resulting from this use of proceeds will be available to support our working capital needs and for other general corporate purposes. We may also use a portion of our borrowing availability for acquisitions of businesses, products and technologies or the establishment of joint ventures that are complementary to our business. We are currently in active discussions with various parties, but at this time no potential transaction is probable.

Dividend policy
We currently intend to retain any earnings to develop and expand our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and regulatory capital requirements, the terms of then-existing indebtedness, general business conditions and other factors our board of directors deems relevant.
Capitalization
The following table summarizes our capitalization as of December 31, 2005 on an actual basis, on a pro forma basis after giving effect to the corporate reorganization described under “Management’s discussion and analysis of financial condition—Split off transaction,” and on a pro forma, as adjusted, basis giving effect to the issuance and sale of common stock in this offering at an assumed initial public offering price of $                  per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.
You should read this table together with our financial statements and related notes appearing elsewhere in this prospectus.

			Pro forma,
December 31, 2005			as
(in thousands)	Actual	Pro forma	adjusted

Cash and cash equivalents	$99,506

Short-term debt	125,996

Notes payable	52,395
Stockholders’ equity:
Common stock, $0.01 par value; 67,346 shares authorized, 36,431 shares issued and outstanding at December 31, 2005, -shares outstanding pro forma	364
Preferred stock, $0.01 par value, 8,754 shares authorized, 8,632 shares issued and outstanding	34,680
Additional paid-in capital	37,878
Accumulated other comprehensive income	1,990
Accumulated earnings	15,040

Total stockholders’ equity	$89,252

Total capitalization(1)

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $       per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
This table includes            shares of common stock outstanding after giving effect to the conversion upon completion of the initial public offering, of all outstanding shares of Series A and Series B preferred stock into common stock, and the payment in shares of common stock of all accrued dividends thereon (based on an assumed public offering price of $ per share and an assumed closing date for the initial public offering of                     , 2006).

This table excludes from outstanding shares:

•	545,482 shares subject to options outstanding, with a weighted average exercise price of $1.69 per share;

•	6,500,000 shares of common stock authorized for issuance under our 2000 Stock Incentive Plan, of which 819,482 shares have been granted (of which 545,482 shares remain outstanding), and 5,680,518 shares remain available for future grant; and

•	750,000 shares of common stock authorized for issuance under our 2005 Employee Stock Purchase Plan, with respect to which no rights have been granted.

Dilution
Net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the weighted average number of shares of common stock outstanding. Our pro forma net tangible book value as of December 31, 2005, giving effect to the planned split off transaction, was approximately $                 , or $                  per share of common stock. After giving effect to our sale of                   shares of common stock at an assumed initial public offering price of $                  per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay, our pro forma net tangible book value as adjusted as of December 31, 2005 would have been $                  million, or $                  per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $                  per share and an immediate dilution to new investors of $                  per share.
The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro Forma net tangible book value per share as of December 31, 2005	$
Increase per share attributable to new investors	$
Pro Forma net tangible book value as adjusted per share after this offering	$
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value by $          million, the pro forma net tangible book value after this offering by $          and the dilution per share to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in this offering in full, our pro forma net tangible book value as adjusted at December 31, 2005 would have been $                  million, or $                  per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $                  per share and an immediate dilution to new investors of $                  per share.

	Shares purchased		Total consideration
Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders(1)
New investors
Totals

(1) Gives effect to the repurchase of 2.5 million shares in connection with the split off as further described under “Management’s discussion of and analysis of financial condition and results of operation — Split off transaction.”

Selected consolidated financial data
The following selected consolidated financial data should be read in conjunction with our financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our financial statements audited by BDO Seidman, LLP, which appear elsewhere in this prospectus. Our historical results are not necessarily indicative of operating results to be expected in the future. The summary pro forma consolidated financial data gives effect to the SAMCO split off and this offering as described under “Unaudited pro forma consolidated financial statements.”

	Year ended December 31,

(in thousands, except per share data)	2001	2002	2003	2004	2005

Consolidated statement of operations data
Revenues:
Revenues from clearing operations	$57,287	$55,622	$57,977	$62,884	$58,872
Technology revenues	—	—	718	3,982	6,875
Interest, gross	31,766	21,640	25,190	42,504	92,019
Other revenues	—	3,023	7,192	6,694	16,802

Total revenues	89,053	80,285	91,077	116,064	174,568
Expenses:
Employee compensation and benefits	21,599	19,413	32,128	40,874	59,262
Floor brokerage exchange and clearance fees	9,147	15,457	15,923	15,886	14,230
Communications and data processing	16,426	14,455	12,154	15,175	19,881
Bad debt expense	—	13,136	—	—	—
Interest expense on short-term obligations	14,639	8,034	6,613	13,586	46,661
Occupancy and equipment	5,956	7,610	8,767	9,329	10,408
Other expenses	6,804	5,842	5,218	10,700	16,325

Total expenses	74,571	83,947	80,803	105,550	166,767
Operating income (loss)	14,482	(3,662)	10,274	10,514	7,801
Interest expense on long-term debt	2,347	1,641	1,945	2,332	3,123
Income (loss) from continuing operations before income taxes	12,135	(5,303)	8,329	8,182	4,678
Provision (benefit) for income taxes	4,825	(1,554)	503	1,489	1,951
Income (loss) from continuing operations	7,310	(3,749)	7,826	6,693	2,727
Income from discontinued operations, net of tax(1)	—	—	835	1,060	177

Net income (loss)	$7,310	$(3,749)	$8,661	$7,753	$2,904

Earnings (loss) per share— basic
Earnings (loss) per share from continuing operations	$0.25	$(0.13)	$0.25	$0.21	$0.07
Earnings (loss) per share from discontinued operations	—	—	0.03	0.04	—
Earnings (loss) per share	0.25	(0.13)	0.28	0.25	0.08
Earning (loss) per share—diluted
Earnings (loss) per share from continuing operations	0.25	(0.13)	0.24	0.18	0.07
Earnings (loss) per share from discontinued operations	—	—	0.03	0.03	—
Earnings (loss) per share	$0.25	$(0.13)	$0.27	$0.21	$0.08
Weighted average shares outstanding—basic and diluted
Basic	29,372	29,586	30,587	31,552	36,426
Diluted	29,372	29,586	32,880	39,465	44,325

	As of December 31,

						2005
					2005	Pro forma, as
(in thousands)	2001	2002	2003	2004	Actual	adjusted(2)

Consolidated balance sheet data:
Cash and cash equivalents	$9,808	$26,045	$18,434	$35,155	$99,506
Total assets	705,914	1,010,716	1,893,714	2,295,168	3,526,256
Notes payable	30,461	30,629	39,770	38,931	52,395
Total stockholders’ equity	24,590	22,009	32,211	67,716	89,952

(1) The discontinued operations were not owned by us during 2001 and 2002.
(2) The pro forma, as adjusted, column in the balance sheet data reflects the SAMCO split off and our sale of shares of common stock at an assumed initial public offering price of $              per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay as described under “Unaudited pro forma consolidated financial statements.”

Unaudited pro forma consolidated financial statements
The following unaudited pro forma consolidated financial statements of Penson Worldwide, Inc. for the year ended December 31, 2005 have been derived by application of pro forma adjustments to the historical audited and unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the SAMCO split off and the offering actually occurred on the dates indicated, nor do they purport to project the results of our operations or financial condition for any future period or as of any future date.
The unaudited consolidated pro forma statement of income for the year ended December 31, 2005 gives effect to the following transactions as if they had occurred on January 1, 2005:
The SAMCO split off. The pro forma statement of income shows the effect of the exchange of 2,500,000 shares of Penson common stock valued at the IPO price for the book value of SAMCO plus enough cash to allow the total value exchanged to be equal the value of the stock being exchanged, the disposition of all of the assets and liabilities of SAMCO, and the additional short-term borrowings necessary to fund the additional cash distributed to SAMCO in the split off.
This offering. The pro forma statement of income shows the effect of our issuance of             shares in this offering at the assumed initial public offering price of $     per share, and the application of the net proceeds from this offering after deducting underwriting discounts, commissions and estimated expenses payable by us, as described under “Use of Proceeds.”
The unaudited consolidated pro forma statement of financial condition gives effect to such transactions as if they occurred on December 31, 2005.

Penson Worldwide, Inc.
Unaudited pro forma consolidated statement of financial condition
As of December 31, 2005
(In thousands, except per share data)

		SAMCO
		split off			The		Pro forma,
	Historical	adjustment		Pro forma	offering		as adjusted

Assets
Cash and cash equivalents	$99,506							$99,506
Cash and securities-segregated under Federal and other regulations	367,036
Receivable from broker-dealers and clearing organizations	250,668							250,668
Receivable from customers, net	978,747							978,747
Receivable from correspondents	92,175							92,175
Securities borrowed	1,372,923							1,372,923
Securities owned, at market value	126,210							126,210
Deposits with clearing organizations	134,310							134,310
Property and equipment, net	14,846							14,846
Other assets	89,835	$(6,534	)(b)					83,301

Total assets	$3,526,526	$(	)		$		$

Liabilities and stockholders’ equity
Liabilities
Payable to broker-dealers and clearing organizations	$179,558	$8,466	(c)					$188,024
Payable to customers	1,287,378							1,287,378
Payable to correspondents	179,974							179,974
Short-term bank loans	125,996		(d)		$	(h)
Notes payable	52,395					(g)		16,000
Securities loaned	1,532,223							1,532,223
Securities sold, not yet purchased	36,795							36,795
Accounts payable, accrued and other liabilities	41,985							41,985

Total liabilities	3,436,304

Stockholders’ equity
Preferred stock, $0.01 par value	34,680	(34,680)						—
Common stock, $0.01 par value	364	92				(f)		607
Additional paid-in capital	37,878	34,588				(f)		154,316
Accumulated other comprehensive income	1,990							1,990
Retained earnings	15,040							15,040
Treasury stock		(	)(e)					(	)

Total stockholders’ equity	89,952	(	)

	$3,526,526	$			$—		$

Penson Worldwide, Inc.
Unaudited pro forma consolidated statement of income
Year Ended December 31, 2005
(In thousands, except per share data)

		SAMCO
		split off						Pro forma,
	Historical	adjustment		Pro forma	The offering			as adjusted

Revenues:
Revenues from clearing operations	$58,872							$58,872
Technology revenues	6,875							6,875
Interest, gross	92,019							92,019
Other	16,802							16,802

	174,568	—				—		174,568

Expenses:
Employee compensation and benefits	59,262							59,262
Floor brokerage, exchange and clearance fees	14,230							14,230
Communications and data processing	19,881							19,881
Occupancy and equipment	10,408							10,408
Interest expense on short-term obligations	46,661		(a)				(b)	42,842
Other expenses	16,325							16,325

	166,767							162,949

Income from operations before interest and income taxes	7,801							11,620
Interest expense on long-term debt	3,123							3,123

Income from operations before income taxes	4,678							8,497
Income tax expense	1,951		(c)				(c)	3,448

Net income	$2,727	$			$			$5,050

Earnings per share:
Basic	$0.07							$0.09
Diluted	$0.08							$0.08
Weighted average shares outstanding
Basic	36,431	(2,500)						57,562
Diluted	45,642	(2,500)						60,396

Notes to unaudited pro forma consolidated statement of financial condition
The following pro forma adjustments relate to the unaudited pro forma consolidated statement of financial condition as of December 31, 2005:
(a) Represents the additional cash necessary to make the book value of SAMCO equal to the value of the shares to be exchanged at the offering price.
(b) Represents the disposition of the net assets of SAMCO, including $                     million of cash classified as other assets and held by SAMCO and not including the additional cash described in (a) above or intercompany accounts.
(c) Represents the reclassification of intercompany accounts and the cash from (a) to clearing deposit with SAMCO.
(d) Represents additional short-term borrowings necessary to fund the cash deposit in (a) plus the after-tax interest expenses.
(e) Represents the purchase of 2,500,000 shares of common stock in connection with the split off.
(f) Represents net proceeds of $                    received by us from the issuance of                     shares of common stock in this offering after deducting underwriting discounts and commissions of $                    and estimated expenses of approximately $                    paid by us in connection with this offering.
(g) Represents repayment of $                    of long-term debt outstanding as of December 31, 2005.
(h) Represents repayment of $                    of short-term debt outstanding as of December 31, 2005 plus additional debt repaid due to interest savings of $                    after taxes.
Notes to unaudited pro forma consolidated statement of income
The following pro forma adjustments relate to the unaudited pro forma consolidated statement of income for the year ended December 31, 2005:
(a) Represents additional interest expense incurred to borrow $           million in January 2005 in order to fund the SAMCO clearing deposit.
(b) Represents interest expense saved by paying off long-term debt outstanding as of January 1, 2005 with the proceeds of the offering. Assumes (1) repayment of the bank term loan of $19,160,000 at an effective interest rate of 7.00%; and (2) repayment of $3,297,000 of the note payable to a vendor at an effective interest rate of 6.38%. In addition there is interest expense saved by paying off short-term debt outstanding as of January 1, 2005 with the remaining $                    of net proceeds from this offering at an effective rate of 3.97%.
(c) Represents additional income taxes provided on the additional income generated by the above adjustments. Income taxes are provided at an effective rate of 39.2% which consists of Federal taxes at 35% and state taxes at 4.2% (net of Federal benefit).
(d) Represents reduction of shares outstanding due to treasury stock received in exchange for net assets of SAMCO in split off.

Management’s discussion and analysis of
financial condition and results of operations
The following discussion and analysis should be read in conjunction with “Selected consolidated financial data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in “Risk factors” and elsewhere in this prospectus.
Overview
We are a leading provider of a broad range of critical securities-processing infrastructure products and services to the global securities and investment industry. Our products and services include securities and futures clearing, margin lending, facilities management, technology and other related offerings, and we support trading in multiple markets, investment products and currencies.
Since starting our business in 1995 with three correspondents, we have grown to serve approximately 220 active correspondents as of December 31, 2005. Our revenues were $116 million in 2004 and $175 million in 2005, and consist primarily of transaction processing fees earned from our clearing operations and interest income earned from our margin lending activities and from investing customers’ cash. Our clearing revenues are based principally on the number of trades we clear. We receive interest income from financing the securities purchased on margin by the customers of our clients. We also earn licensing and development revenues from fees we charge to our clients for their use of our technology solutions.
Important trends in our industry include a significant reduction in the levels of activity from a peak in 2000 until a market low in 2002. This affected our clearing revenues during that time. More recently, increasing interest rates in the U.S. since mid 2004 and growth in the underlying assets that earn interest have improved our interest income. We have also increased our capital since mid 2004, enabling us to continue to grow our business and to manage our interest expenses more efficiently, leading to generally improving net income. Our acquisition of Nexa Technologies in mid 2004 has allowed us to rapidly expand our technology services business, leading to quarterly increases in technology revenues, but the associated necessary investment in the business, particularly in 2005, resulted in reduced profitability. While our revenues grew substantially in 2005, principally from interest income, increased expenses during most of the year due to increased head count, restructuring expenses in the U.K. and investments in and expenses of the Nexa Technologies business, resulted in significantly reduced net income in 2005 relative to 2004. We believe our greater capital base will allow us to continue to take advantage of additional client opportunities. We also believe that our restructuring process in the U.K. was largely completed in the third quarter of 2005.
Our business has been expanding over the last few years and we have required additional capital to support it. The proceeds from this offering and related borrowings that the additional equity will support should be sufficient to accommodate our planned growth.
Split off transaction
In connection and concurrently with this public offering, we will reorganize certain non-core business operations of Penson (the SAMCO Division) into a newly formed holding company (known as SAMCO Holdings). Existing stockholders of Penson are being given the opportunity to exchange an aggregate of 2.5 million shares of Penson common stock for the shares of common stock of SAMCO Holdings. This exchange is intended to take place immediately prior to the initial public offering, although we may elect to complete the exchange sooner than this date. Although there will initially be substantial common ownership between Penson and SAMCO Holdings, Penson will not retain any ownership interest in SAMCO Holdings, which will be operated independently. In this prospectus, we refer to this reorganization as “the split off.”
The business operations that are being split off are focused on fixed income underwriting, sales and trading, investment banking, public finance, research, and institutional and high net worth sales, as well as retail brokerage and registered investment advisory businesses and the offering of private equity funds. We consider these non-core activities and believe that Penson will benefit from focusing on its core business of providing securities-processing infrastructure products and services rather than continuing to operate the SAMCO Division. The split off transaction was structured in a manner intended to be tax free to Penson and its stockholders, although no tax opinion has been obtained. Although Penson and SAMCO Holdings will be operated independently, the SAMCO Holdings businesses will, at least for a transitional period, have continued operational support from Penson, through certain transitional service arrangements, including certain shared facilities, a sublease of certain premises occupied by the SAMCO Holdings businesses and certain administrative functions. We anticipate that these services will generally be provided on a cost pass-through basis. Penson currently provides clearing services, including margin lending, to SAMCO’s regulated entities and it is anticipated that these services will continue to be provided following the split off. Clearing services are provided to SAMCO on substantially the same terms as we provide to our other correspondents. In addition, Roger J. Engemoen, Jr., our Chairman, will also serve as the Chairman of SAMCO Holdings, and Mr. Gross, one of our directors, will serve as director of SAMCO Holdings.
As indicated above, substantially all of the assets and liabilities of the SAMCO Division will be transferred to SAMCO Holdings, and its wholly-owned subsidiaries, as capital contributions. The stock of SAMCO Holdings will then be exchanged for an aggregate of 2.5 million shares of Penson common stock. In addition to the transfer of the assets related to the SAMCO Division, Penson has also agreed to make a capital contribution to SAMCO Holdings in an amount equal to the difference between the net book value of the SAMCO Division as of March 31, 2006 and the value of the 2.5 million shares of Penson common stock to be exchanged. The Penson common stock will be valued, for these purposes, at the initial offering price per share of Penson stock in the initial public offering. It is currently anticipated that SAMCO will hold approximately $           million in cash on the date of the split off.
Except as otherwise expressly noted to the contrary, the financial information in this prospectus with respect to our company and its consolidated subsidiaries sets forth the results of operations and balance sheet information for the entities which are being split off as discontinued operations.
Acquisition of CCS
In May 2005, we entered into an agreement to acquire Computer Clearing Services, Inc. (CCS.) CCS is a provider of clearing services principally to the direct access and online market segments, and has historically been a competitor of ours. In contemplation of the completion of this acquisition, we transferred 43 CCS correspondent relationships to our client base between August and October 2005. In January 2006 we acquired substantially all of the assets and limited liabilities of CCS and closed this transaction.

Financial overview
Revenues
Substantially all of our revenues are derived from activities that we perform to serve our clients or their customers. We generate revenues from most clients in several different categories. Clients generating revenues for us from clearing transactions almost always also generate significant interest income from related balances. Revenues from clearing transactions are driven largely by the volume of trading activities of the customers of our correspondents and proprietary trading by our correspondents. Our average clearing revenue per trade is a function of numerous pricing elements that vary based on individual correspondent volumes, customer mix, and the level of margin debit balances and margin credit balances. As a result, our clearing revenue fluctuates in part based on changes in trading volume, reflecting industry trends as well as a result of the foregoing factors. We focus on maintaining the profitability of our overall correspondent relationships, including the clearing revenue from trades and net interest from related customer margin balances, and by reducing associated variable costs. We collect the fees for our services directly from customer accounts when trades are processed. We only remit commissions charged by our correspondents to them after deducting our charges. For this reason, we have no significant receivables to collect.
Our largest source of revenues beginning in 2005 is interest income. We often refer to our interest income as Interest, gross to distinguish this category of revenue from Interest, net that is sometimes used in our industry. Interest, gross is generated by charges to customers or correspondents on margin balances and interest earned by investing customers’ cash, and therefore these revenues fluctuate based on the volume of our total margin loans outstanding, the volume of the cash balances we hold for our correspondents’ customers, the rates of interest we can competitively charge on margin loans and the rates at which we can invest such balances. Other revenues are generated by foreign exchange and other trading transactions as well as fees charged to our correspondents’ customers. Our clearing brokers in the U.S., Canada and the U.K. each generate these types of transactions.
Technology revenues are a growing part of our business and consist of both development and transaction revenues generated by our Nexa Technologies business. A significant portion of these revenues are collected directly from clearing customers along with other charges for clearing services as described above. Most development revenues and some transaction revenues are collected directly from clients and are reflected as receivables until they are collected.
Other revenues include charges assessed directly to customers for certain transactions or types of accounts and profits from proprietary trading activities, including foreign exchange transactions.
Revenues from clearing transactions represented 64%, 54% and 34% of our total revenues in 2003, 2004 and 2005 respectively. Interest income represented 28%, 37% and 53% of our total revenues in those same years.
Expenses
Employee compensation and benefits
Our largest category of expenses is the compensation and benefits that we pay to our employees, which includes salaries, bonuses, group insurance, contributions to benefit programs and other related employee costs. These costs vary by country according to the local prevailing wage standards. We utilize technology whenever practical to limit the number of employees and thus keep costs competitive. In the U.S., most of our employees are located in cities where employee costs are lower than where our largest competitors primarily operate. A significant portion of total employee compensation is paid in the form of bonuses and performance-based compensation. As a result, depending on the performance of particular business units and the overall Company performance, total employee compensation and benefits could vary materially from period to period.
Interest expenses
Interest expenses on short-term obligations are incurred in our daily operations in connection with interest we pay on credit balances we hold and borrowings we make to fund activities of our correspondents and their customers. We have two primary sources of borrowing: commercial banks and stock loans. Regulations differ by country as to how operational needs can be funded, but we often find that stock loans which are secured with customer or correspondent securities as collateral can be obtained at a lower rate of interest than loans from commercial banks. Operationally, we review cash requirements each day and borrow the requirements from the most cost effective source. Interest expenses on long-term debt is shown below operating income and relates to our long-term debt.
Other operating expenses
Expenses incurred to process trades include floor brokerage, exchange and clearance fees, and those expenses tend to vary significantly with the level of trading activity. The related communications and data processing costs do not vary as directly with the level of trading activity. Occupancy and equipment expenses include lease expenses for office space, computers and other equipment that we require to operate our business. Other expenses include legal, regulatory and accounting expenses along with travel and miscellaneous expenses.
As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act, which may require us to incur significant expenditures in the near term to document, review and test our existing systems of internal controls in accordance with this Act. This could require us to hire and train additional personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisers such as legal, accounting, auditing and investor relations services.
Results of operations
The following table summarizes our operating results as a percentage of total revenues for each of the periods shown.

Year ended December 31,

	2001	2002	2003	2004	2005

Revenues:
Revenues from clearing operations	64%	69%	64%	54%	34%
Technology revenues	—	—	1%	3%	4%
Interest, gross	36%	27%	28%	37%	53%
Other revenues	—	4%	7%	6%	9%

Total revenues	100%	100%	100%	100%	100%
Expenses:
Employee compensation and benefits	24%	24%	35%	35%	34%
Floor brokerage exchange and clearance fees	10%	19%	17%	14%	8%
Communications and data processing	19%	18%	13%	13%	11%
Bad debt expenses	—	16%	—	—	—
Interest expense on short-term obligations	16%	10%	7%	12%	27%
Occupancy and equipment	7%	10%	10%	8%	6%
Other expenses	8%	8%	7%	9%	9%

Total expenses	84%	105%	89%	91%	95%

Operating income (loss)	16%	(5)%	11%	9%	5%
Interest expense on long-term debt	3%	2%	2%	2%	2%

Year ended December 31,

	2001	2002	2003	2004	2005

Income (loss) from continuing operations before income taxes	13%	(7)%	9%	7%	3%
Provision (benefit) for income taxes	5%	(2)%	—	1%	1%
Income (loss) from continuing operations	8%	(5)%	9%	6%	2%
Income from discontinued operations, net of tax	—	—	1%	1%	—

Net income (loss)	8%	(5)%	10%	7%	2%

Comparison of years ended December 31, 2005 and December 31, 2004
Overview
Results of operations continued to show improvement in our U.S. and Canadian clearing operations and from net interest earned with increases in revenue and net income for the year ended 2005 compared to the year ended 2004. However, results of operations were adversely affected by poor performance in our U.K. operations and from higher expenses in the development of our Nexa Technologies business. Operational losses from the U.K. operation were $5.1 million higher in 2005 compared to 2004 and operational losses in our Nexa Technologies business were $3.0 million higher in 2005 compared to 2004.
In the fall of 2004, we embarked on an aggressive operational plan to roll out additional products and services in the U.K. market. Our operational plan was comprised of the following key components: (a) our provision to U.S. institutional correspondents of new securities products that trade on the London Stock Exchange, (b) our provision of a “worked order desk” to facilitate the manual and confidential processing of large institutional orders on the London Stock Exchange and certain other market destinations, and (c) our inclusion of additional market destinations in our European order execution hub. Unfortunately, we were not totally successful at implementing this operational plan, which created larger than expected losses in the U.K. Our lack of success in implementing our plan derived principally from (i) a longer than anticipated time frame for certain of our clients to implement and test technology required to execute orders for new products that trade on the London Stock Exchange, (ii) our inability to attract sufficient institutional order flow for the worked order desk and (iii) delays in implementing technology needed to expand our European order execution hub. Among other things, our plan was impacted by a significant diversion of internal business and technology personnel and resources to resolve operational issues primarily arising from system inefficiencies and personnel errors in using internal and third party software designed to clear and settle trades for the U.K. operations, which issues have now been corrected, and to support the worked order desk. During 2005, we revised our operating strategy in the U.K., restructured local management and scaled back our expense structure to better correspond with our level of revenues. In particular, we eliminated the worked order desk and certain personnel involved in our U.K. operations which among other things should result in much lower compensation expense over time. This new operating strategy resulted in significantly reduced operating losses in the U.K. in the second half of 2005. U.K. operating losses from January 1, 2005 to June 30, 2005 were $4.8 million, while in the second half of the year, these operating losses were $1.6 million. We intend to continue with our plans to provide new products on the London Stock Exchange and a larger number of markets in our European execution hub, although revenue from such projects will take longer to realize than originally expected.
As mentioned above, operational losses from our Nexa Technologies business were $3.0 million higher for the year ended 2005 compared to the year ended 2004. This was due to expenses associated with ramping up this business to accommodate increased levels of revenue that we expect to earn in subsequent periods. The above factors combined with the loss of a large clearing customer in the second half of 2004 described below resulted in lower operating results for the year ended 2005 compared to the year ended 2004.
Revenues
Total revenues increased $58.5 million, or 50.4%, to $174.6 million from the year ended December 31, 2004 to the year ended December 31, 2005. The primary reason for this increase was that interest revenue increased $49.5 million, or 116.5%, to $92 million during this same period. Clearing revenues decreased $4.0 million, or 6.4%, during this same period primarily due to a change in our mix of correspondents and a decline in our volume of transactions due in part to the loss of our largest U.S. clearing correspondent, which had clearing revenues of $11.0 million for the year ended December 31, 2004. The loss of this correspondent was largely offset by new correspondents added during the year ended December 31, 2005. Technology revenue increased $2.9 million, or 94.7%, due to a full year of revenue in 2005 compared to 9 months of revenue in 2004. Other revenue increased $10.1 million, or 137.5%, due to an increase in commissions and fees in the U.S., U.K. and Canada.
Employee compensation and benefits
Total employee costs increased $18.4 million, or 45.1%, to $59.3 million from the year ended December 31, 2004 to the year ended December 31, 2005. The primary reason for this increase was the increase in headcount from 514 at the end of 2004 to 685 at the end of 2005. We had significant increases in personnel in the U.S. and in the Nexa Technologies business, as we continued to expand the variety of our services we offered and the number of correspondents that we served in those markets.
Floor brokerage, exchange and clearance fees
Total expenses in this category decreased $1.6 million, or 10.1% to $14.3 million from the year ended December 31, 2004 to the year ended December 31, 2005, as we continue to reduce our expenses with our vendors.
Communications and data processing
Total expenses for our communications and data processing requirements increased $4.8 million, or 31.4%, to $19.9 million from the year ended December 31, 2004 to the year ended December 31, 2005. This increase reflects additional growth in Canadian volumes, as data processing costs in Canada comprise a larger percentage of revenues than in the U.S. The increase was also due to additional communications expense for our Nexa Technologies business as the expansion of our business has required additional connectivity.
Occupancy and equipment
Total expense for occupancy and equipment increased $1.1 million, or 11.5%, to $10.4 million from the year ended December 31, 2004 to the year ended December 31, 2005.
These expenses reflect higher equipment costs to support our Nexa Technology business.
Interest expenses on short-term obligations
Interest expense on short-term obligations increased $33.1 million, or 243.4%, to $46.7 million from the year ended December 31, 2004 to the year ended December 31, 2005. The environment of increasing interest rates in the U.S. between these periods has been the primary factor in causing these additional expenses along with some increase in average borrowings required to support our business. Interest, net increased from $28.9 million for the year ended December 31, 2004 to $45.4 million for the year ended December 31, 2005. This improvement was due to an increase in interest rates and higher customer balances, partially offset by higher interest expenses as described above. As interest rates have increased, we have been able to increase the spread between what we charge to customers and correspondents who borrow money, compared with the interest expense we incur.
Other expenses
Other expenses increased $5.6 million, or 51.2%, to $16.3 million from the year ended December 31, 2004 to the year ended December 31, 2005. Our Nexa Technologies business accounted for $1.1 million of this increase due to the amortization of acquired technology. The remaining amount related to increases in travel and miscellaneous expenses in our U.S. clearing operations and our Canadian operations.
Interest expense on long term debt
Interest expense on long-term debt increased from $2.3 million in the year ended December 31, 2004 to $3.1 million for the year ended December 31, 2005. This represents a 25.3% increase which was caused by increased balances as well as the greater average rates in effect during the respective years.
Income tax expense
Income tax expense increased from $1.5 million for the year ended December 31, 2004 to $2.0 million for the year ended December 31, 2005, even though income from continuing operations before taxes decreased $3.5 million, or 42.8%, between periods, primarily due to utilization of a net operating loss in 2004. Going forward, unless we acquire additional businesses with net operating losses, we expect to pay federal and state income taxes at the effective tax rate of approximately 39.2%.
Income from continuing operations
Total income from continuing operations decreased $4.0 million from the year ended December 31, 2004 to the year ended December 31, 2005. This change is consistent with the change in operational items described above.
Income from discontinued operations, net of taxes
Total income from discontinued operations decreased $0.9 million from the year ended December 31, 2004 to the year ended December 31, 2005. The business that we are discontinuing had lower revenues and reduced profitability in 2005 compared to 2004.
Net income
As a result of the foregoing, especially the increase in expenses for our Nexa Technologies business and the cost incurred relating to our European business, net income decreased to $2.9 million for the year ended December 31, 2005 from $7.8 million for the year ended December 31, 2004.

Comparison of years ended December 31, 2004 and December 31, 2003
Overview
We completed our purchase of Nexa Technologies in April 2004 and combined our other data, trading tools and broker tools products under the Nexa Technologies brand and executive management. This allowed us to expand our technology offerings to meet the needs of different types of customers and to facilitate the expansion of Nexa Technologies’ business beyond its U.S. base to Canada, Europe and Asia. We received $25.0 million in a private equity financing which we completed in August 2004. This additional capital allowed us to expand our margin lending activities in each of our markets, leading to higher margin balances. Our interest revenues were up sharply in the U.S. due to the interest rate increases made by the Federal Reserve and higher margin balances, which affected Canada as well. The increase in interest rates also led to greater interest received from the investment of customer credit balances.
Revenues
Total revenues increased $25.0 million, or 27.4%, to $116.1 million from the year ended December 31, 2003 to the year ended December 31, 2004. The primary reason for this increase was that interest revenues increased $17.3 million, or 68.7%, to $42.5 million in 2004. Clearing revenues increased $4.9 million, or 8.5%, during this same period. Technology revenues increased $3.3 million, or 455%, to $4.0 million during this same period. The Nexa Technologies acquisition was completed in April 2004, which drove this increase in technology revenues. Other revenues decreased $0.5 million, or 6.9%, due primarily to changes in Canadian charges for certain third party services.
Employee compensation and benefits
Total employee costs increased $8.7 million, or 27.2%, to $40.9 million from the year ended December 31, 2003 to the year ended December 31, 2004. The primary reason for this increase was that we increased our headcount from 395 at the end of 2003 to 514 at the end of 2004. We had significant increases in personnel in our operations in the U.K. and Canada as we expanded the variety of services we offered and the number of correspondents that we served in those markets. We also added approximately 30 employees with the closing of our acquisition of Nexa Technologies. Elsewhere in the U.S., the majority of our new personnel were in sales and marketing and technology.
Floor brokerage, exchange and clearance fees
Total expenses in this category decreased slightly from the year ended December 31, 2003 to the year ended December 31, 2004. In 2004 we obtained price decreases from our U.S. vendors of services in this area, which we do not expect to recur. We have also realized efficiencies in the U.S. and Canada to take maximum advantage of lower costs available to us and our clients.
Communications and data processing
Total expenses for communications and data processing increased $3.0 million, or 24.8%, to $15.2 million from the year ended December 31, 2003 to the year ended December 31, 2004. These expenses reflect additional expenses related to the growth in Canadian volumes, as data processing costs in Canada comprise a larger percentage of revenues than in the U.S. The increase was also due to additional communications expenses for our Nexa Technologies business as the expansion of our technology business has required additional connectivity.

Occupancy and equipment
Total expenses for occupancy and equipment increased $0.6 million, or 6.4%, to $9.3 million from the year ended December 31, 2003 to the year ended December 31, 2004. These expenses reflect higher occupancy costs for us in Canada and additional equipment to support our Nexa Technologies business.
Interest expenses on short-term obligations
Interest expenses on short-term obligations increased $7.0 million, or 105.4%, to $13.6 million from the year ended December 31, 2003 to the year ended December 31, 2004. As noted above, the environment of increasing interest rates in the U.S. over this period has led to these higher expenses along with some increase in average borrowings required to support our business. Interest, net increased $10.3 million, or 55.7%, to $28.9 million from the year ended December 31, 2003 to the year ended December 31, 2004. As interest rates have increased, we have been able to increase the spread between what we charge to customers and correspondents who borrow money, compared with the interest expenses we incur.
Other expenses
Other expenses increased $5.5 million, or 105.1%, to $10.7 million from the year ended December 31, 2003 to the year ended December 31, 2004. $1.0 million of this increase represents increased amortization of acquired technology assets arising in connection with the Nexa Technologies acquisition. The remaining increase was due to additional expenditures in marketing and public relations along with additional legal and professional expenses.
Income tax expense
Income tax expense increased from $0.5 million for the year ended December 31, 2003 to $1.5 million for the year ended December 31, 2004, even though income from continuing operations before taxes decreased by 13.2% between the periods. During 2004, we used up our net operating loss carryforward, correspondingly decreasing the related valuation allowance, and began paying federal income taxes on a portion of our income.
Income from continuing operations
Total income from continuing operations decreased $1.1 million from the year ended December 31, 2003 to the year ended December 31, 2004. The primary factor in this change was the change in tax expenses as described above.
Income from discontinued operations, net of tax
Total income from discontinued operations increased $0.2 million from the year ended December 31, 2003 to the year ended December 31, 2004. The businesses that we discontinued had lower revenues and reduced profitability in 2004 compared with 2003.
Net income
As a result of the foregoing, especially our additional expenses for our Nexa Technologies business, net income decreased to $7.8 million for the year ended December 31, 2004 from $8.7 million for the year ended December 31, 2003.

Quarterly results of operations
The following table sets forth unaudited quarterly operating information for the periods presented. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with our consolidated financial statements and notes thereto. We believe that future operating results will be subject to quarterly fluctuations, and, as a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

Quarter ended	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in thousands, except per share data)	2004	2004	2004	2004	2005	2005	2005	2005

Revenues:
Revenues from clearing operations	$17,279	$16,056	$14,957	$14,592	$14,828	$13,824	$14,102	$16,118
Technology revenues	287	807	1,369	1,519	1,303	1,700	1,923	1,949
Interest, gross	8,417	9,487	11,320	13,280	18,066	18,588	21,360	34,005
Other revenues	2,176	2,152	1,434	932	3,227	3,528	4,199	5,848

Total revenues	28,159	28,502	29,080	30,323	37,424	37,640	41,584	57,920
Expenses:
Employee compensation and benefits	9,969	10,250	10,786	9,869	12,941	14,348	15,449	16,524
Floor brokerage, exchange and clearance fees	3,759	4,662	4,054	3,411	4,261	4,015	3,196	2,758
Communications and data processing	4,055	3,562	3,528	4,030	4,567	4,679	5,070	5,565
Interest expense on short-term obligations	2,118	2,913	3,742	4,813	8,825	8,715	8,982	20,139
Occupancy and equipment	2,295	2,256	2,190	2,588	2,386	2,504	2,569	2,949
Other expenses	2,198	2,428	2,881	3,193	3,194	4,515	3,724	4,892

Total expenses	24,394	26,071	27,181	27,904	36,174	38,776	38,990	52,827

Operating income (loss)	3,765	2,431	1,899	2,419	1,250	(1,136)	2,594	5,093
Interest expense on long-term debt	562	549	543	678	697	879	686	861

Income (loss) from continuing operations before income taxes	3,203	1,882	1,356	1,741	553	(2,015)	1,908	4,232
Provision (benefit) for income taxes	(294)	127	376	1,280	221	(746)	756	1,720

Income (loss) from continuing operations	3,497	1,755	980	461	332	(1,269)	1,152	2,512
Income (loss) from discontinued operations, net of tax	760	238	(123)	185	(208)	233	84	68

Net income (loss)	$4,257	$1,993	$857	$646	$124	$(1,036)	$1,236	$2,580

Quarter ended	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in thousands, except per share data)	2004	2004	2004	2004	2005	2005	2005	2005

Earnings (loss) per share— basic:
Earnings (loss) per share from continuing operations	$0.11	$0.05	$0.03	$0.02	$0.01	$(0.04)	$0.03	$0.07
Earnings (loss) per share from discontinued operations	0.03	0.01	(0.01)	(0.00)	(0.01)	0.01	—	—

Earnings (loss) per share	$0.14	$0.06	$0.02	$0.02	$0.00	$(0.03)	$0.03	$0.08

Earnings (loss) per share— diluted:
Earnings (loss) per share from continuing operations	$0.10	$0.04	$0.02	$0.01	$0.01	$(0.04)	$0.03	$0.07
Earnings (loss) per share from discontinued operations	0.02	0.01	(.01)	(0.00)	(0.01)	.01	—	—

Earnings (loss) per share	$0.12	$0.05	$0.01	$0.01	$0.00	$(0.03)	$0.03	$0.08

Weighted average shares outstanding— basic	30,986	31,465	31,824	31,824	31,824	36,426	36,426	36,431
Weighted average shares outstanding— diluted	36,041	37,252	41,148	43,240	43,240	43,240	43,248	45,642

The increase in both employee compensation and benefits and communication and data processing over the last three quarters of 2005 occurred due to (1) the significant expansion of our technology business and related increases in headcount and communications infrastructure; and (2) continued expansion of all of our clearing operations, which have added additional products and services requiring additional headcount and data processing services.

The following table summarizes our operating results as a percentage of total revenues for each of the periods shown.

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
Three months ended	2004	2004	2004	2004	2005	2005	2005	2005

Revenues:
Revenues from clearing operations	61%	56%	51%	49%	40%	37%	34%	28%
Technology revenues	1%	3%	5%	5%	5%	7%	7%	3%
Interest, gross	30%	33%	39%	43%	48%	49%	52%	59%
Other revenues	8%	8%	5%	3%	7%	7%	7%	10%
Total revenues	100%	100%	100%	100%	100%	100%	100%	100%
Expenses:
Employee compensation and benefits	35%	36%	37%	33%	35%	40%	37%	29%
Floor brokerage, exchange and clearance fees	13%	16%	14%	11%	11%	11%	8%	5%
Communications and data processing	14%	12%	12%	13%	12%	12%	12%	10%
Interest expense on short-term obligations	8%	10%	13%	15%	24%	23%	22%	35%
Occupancy and equipment	8%	8%	8%	9%	6%	7%	6%	5%
Other expenses	8%	9%	10%	11%	9%	10%	9%	8%
Total expenses	86%	91%	94%	92%	97%	103%	94%	91%
Operating income (loss)	14%	9%	6%	8%	3%	(3)%	6%	9%
Interest expense on long-term debt	2%	2%	2%	2%	2%	2%	2%	1%
Income (loss) from continuing operations before income taxes	12%	7%	4%	6%	1%	(5)%	4%	7%
Provision (benefit) for income taxes	—	1%	1%	4%	—	(1)%	1%	3%
Income (loss) from continuing operations	12%	6%	3%	2%	1%	(4)%	3%	4%
Income (loss) from discontinued operations, net of tax	3%	1%	—	—	(1)%	1%	—	—
Net income (loss)	15%	7%	3%	2%	—	(3)%	3%	4%
Liquidity and capital resources
We finance our operating liquidity needs through secured bank lines of credit and through secured borrowings from stock lending counterparties in the securities business, which we refer to as “stock loans.” Most of our borrowings are driven by the activities of our clients or correspondents, primarily the purchase of securities on margin by those parties. As of December 31, 2005, we had $126 million in short-term bank loans outstanding under our uncommitted lines of credit in the U.S. with four financial institutions. Three of these lines of credit permit us to borrow up to an aggregate of approximately $448 million while our remaining lines of credit do not have a specified borrowing limit. We also have the ability to borrow under stock loan arrangements where we currently have approximately $1.5 billion in borrowings and no specific limitations on our additional borrowing capacities. Borrowings under these agreements bear interest at variable rates, are secured primarily by our firm inventory and customers’ margin account securities, and are repayable on demand. After providing for the capital contribution to be made in connection with the SAMCO split off, we intend to use the balance of the net proceeds from this offering to repay debt, including approximately $30 million of long-term indebtedness under a bank term loan, and a $15 million short-term promissory note, both of which were incurred to provide regulatory capital and working capital. The remaining proceeds will be used to repay a portion of our outstanding debt under several short-term loans from our existing uncommitted bank lines of credit or under stock loans, which we use for the daily working capital needs of our subsidiaries. We also have other less significant lines of credit in our overseas markets. As our margin loans increase, the amount of customer securities available to support these borrowing activities also increases in direct proportion. In addition, we are able to finance margin borrowings by our customers with customer credit balances that we hold.
Our consolidated statements of cash flows show that our business, which has been growing, has required cash to support its operations during some periods. These statements have a line titled “net cash provided by (used in) operating activities” that is usually an indication of such cash requirements. In our case, we believe that it is useful to also look at the combination of this line and the line in the next section entitled “net borrowings on short-term bank loans”. Our short-term borrowings are driven by customer borrowings and are financed by using customer securities as collateral. The combination of these lines shows cash requirements in 2003 and 2004. We have met these cash requirements through the financing activities described below. As long as our business continues to grow, we expect to have operating cash requirements if the growth is faster than our earnings can support. We expect that the proceeds of this offering and the additional bank debt that our greater equity base can support should be sufficient to support our planned growth.
We have historically financed our capital needs through the use of cash generated by operations, and small private placements of equity with our shareholders. We also have borrowings under a term loan that is payable over five years. In 2003, we borrowed $9.25 million from a number of private parties on a convertible note, which was converted to equity effective June 30, 2005. In 2005, we borrowed $15 million from a bank, which is due June 30, 2006. In 2004, we raised $25.0 million, less related expenses of $250,000, from TCV V, L.P. and TCV V Member Fund, L.P., funds managed by Technology Crossover Ventures, an investment fund, in exchange for our preferred stock. In 2005, we raised an additional $10 million from these same investors, less related expenses of $70,000, through a private placement of shares of our Preferred Stock. We plan to finance our future operating liquidity needs with loans from banks and stock lending counterparties. We plan to finance our future capital needs with operating earnings and bank debt.
As a holding company, we access the earnings of our operating subsidiaries through the receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to the requirements of securities regulators in their respective countries relating to liquidity and capital standards, which may serve to limit funds available for the payment of dividends to the holding company.
Our principal U.S. broker-dealer subsidiary, PFSI, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. PFSI elected to use the alternative method, permitted by Rule 15c3-1, which requires PFSI to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC’s Reserve Requirement Rule (Rule 15c3-3). At December 31, 2005, PFSI had net capital of $66.0 million, which was $47.8 million in excess of its required net capital of $18.2 million.
Contractual obligations and commitments
We have contractual obligations to make future payments under long-term debt and long-term non-cancelable lease agreements and have contingent commitments under a variety of commercial arrangements. See Note 15 to consolidated financial statements for further information regarding our commitments and contingencies. There were no amounts outstanding under repurchase agreements at December 31, 2005. The table below shows our contractual obligations and commitments as of December 31, 2005, including our payments due by period:

Payments due by period		Less than			More than
(in thousands)	Total	1 year	1–3 Years	4–5 Years	5 years

Long-term debt obligations and accrued interest	52,649	23,754	26,807	2,088	—
Capital lease obligations	4,918	1,862	3,045	11	—
Operating lease obligations	14,554	3,955	7,192	3,407	—

Total	$72,121	$29,571	$37,044	$5,506	—

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. For further information, see Note 11 to consolidated financial statements included elsewhere in this prospectus.
Critical accounting policies
Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We review our estimates on an on-going basis. We base our estimates on our experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to consolidated financial statements included in this prospectus, we believe the accounting policies that require management to make assumptions and estimates involving significant judgment are those relating to software development and the valuation of stock-based compensation.
Software development
Costs associated with software developed for internal use are capitalized based on SOP 98-1 and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Costs incurred in development and enhancement of software that do not meet the capitalization criteria, such as costs of activities performed during the preliminary and post-implementation stages, are expensed as incurred. Costs incurred in development and enhancement that do not meet the criteria to capitalize are activities performed during the application development stage such as designing, coding, installing and testing. The critical estimate related to this process is the determination of the amount of time devoted by employees to specific stages of internal-use software development projects. We review any impairment of the capitalized costs on a periodic basis.
Revenues and costs associated with software developed under contract for a customer face some of the same judgmental issues described above, but also involve an assessment of the profitability expected for a project that can extend over a considerable time period. To date, our projects have included provisions for on-going billings, which include charges relating to maintenance and infrastructure support, but there can be no guarantee that all future contracts will have such provisions. In the absence of such provisions, judgments need to be made relating to how much revenue is required to be deferred to cover on-going maintenance and other customer-specific software development costs.
Stock-based compensation
While we have not adopted the fair value based method of accounting for stock-based compensation related to options under Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” we do plan to make the required pro forma disclosures for the effect on net income (loss) as if the fair market value based method of accounting provided for under SFAS No. 123R had been adopted. These pro forma disclosures are based upon a number of assumptions utilized in a valuation model in determining the appropriate valuation of the fair market value of options on the date of grant.
The key assumptions used in the valuation model are stock price at date of grant, expected volatility, annual expected dividend yield and expected life of the options granted. The fact that we are private and our stock has not been publicly traded makes this estimation process more subjective than it would be for a public company. In addition, as we have only existed for a relatively short time, we do not have extensive experience on which to base these assumptions. We have utilized assumptions we believe to be reasonable and appropriate.
Quantitative and qualitative disclosure about market risk
We do not have material exposure to interest rate changes, commodity price changes, foreign currency fluctuations or similar market risks other than the effect they may have on trading volumes and the profitability of our margin lending activities and interest earned by investing customers’ cash. Accordingly, we have not entered into any derivative contracts to mitigate such risk. In addition, we do not maintain inventories of securities for sale, and therefore are not subject to equity price risk.
We extend margin credit and leverage to our correspondents and their customers, which is subject to various regulatory and clearing firm margin requirements. Margin credit is collateralized by cash and securities in the customers’ accounts. Leverage involves securing a large potential future obligation with a proportional amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. We are also exposed to credit risk when our correspondents’ customers execute transactions, such as short sales of options and equities, that can expose them to risk beyond their invested capital. We are indemnified and held harmless by our correspondents from certain liabilities or claims, the use of margin credit, leverage and short sales of their customers. However, if our correspondents do not have sufficient regulatory capital to cover such problems, we may be exposed to significant off-balance sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers and their correspondents fail to satisfy their obligations. Our account level margin credit and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve, or similar regulatory requirements in other jurisdictions.
The profitability of our margin lending activities depends to a great extent on the difference between interest income earned on margin loans and investments of customer cash and the interest expense paid on customer cash balances and borrowings. If short-term interest rates fall, we generally expect to receive a smaller gross interest spread, causing the profitability of our margin lending and other interest-sensitive revenue sources to decline. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, decreases in the federal funds rate by the Board of Governors of the Federal Reserve System usually lead to decreasing interest rates in the U.S., which generally lead to a decrease in the gross spread we earn. This is most significant when the federal funds rate is on the low end of its historical range. Interest rates in Canada and Europe are also subject to fluctuations based on governmental policies and economic factors and these fluctuations could also affect the profitability of our margin lending operations in these markets.
Industry
The global securities industry intermediates between buyers and sellers of securities and other financial instruments. The investors who buy and sell securities are generally either retail or institutional, and can include individual investors, pension funds, insurance companies, and mutual funds. Securities can typically be issued in a variety of forms and maturities, but generally carry either debt- or equity-like characteristics. On a daily basis, investor decisions about the allocation of capital to various uses and enterprises and associated return expectations result in decisions to buy and sell securities, which in turn generate billions of transactions and trades which need to be accurately processed in order to ensure the smooth flow of capital.
Charts highlighting recent trading volumes and transaction activity in equities, futures, and options instruments are provided below. The chart on the left identifies total global annual trading volume for futures, the chart in the middle identifies total global annual trading volume for options contracts, while the chart on the right highlights average daily equity transactions processed by the National Securities Clearing Corporation (NSCC) in the U.S.
Market size

Firms that act as intermediaries in the securities industry include investment banks, brokerage firms, exchanges such as the NASDAQ and NYSE, trading platforms, and other execution networks. Additionally, a broad array of participants in the securities industry provide decision support tools, connectivity, user interfaces, processing, credit, and reporting tools to investors and issuers to enhance decision making and expedite middle-and back-office processing of transactions.
According to the Bureau of Labor Statistics, the U.S. securities industry employs 804,000 individuals. Industry personnel manage the accounts of nearly 93 million investors directly and indirectly through corporate, thrift, and pension plans. According to the Securities Industry Association, in 2005 the industry generated an estimated $326.7 billion in domestic revenues, an increase of 38% from 2004.
Despite the downturn following the September 11, 2001 terrorist attacks, a number of favorable trends have emerged in the securities industry. According to the Securities Industry Association, annual trading volumes of securities on the NASDAQ and NYSE have grown at compounded annual growth rates of 10% from 1999 to 2005. According to a report by Bear, Stearns & Co. Inc. (“Bear Stearns”) based on company reports and Bear Stearns’ estimates, the total number of online brokerage accounts increased 81% from year end 1999 to year end 2005 and in 2005 online trades represented approximately 27% of the daily combined NYSE and Nasdaq share volume. In addition, buy-side trade execution conducted through direct market access is projected to rise. Globally, direct access and online brokerage businesses have increased dramatically in the U.K., Canada, continental Europe and Asia.
Technology solutions and market access
Recently, much of the rise in the number of trading executions has been driven by sophisticated market segments such as hedge funds, algorithmic trading and direct access and other online customers. These market segments are increasingly demanding access to financial futures and options, and other complex securities, in addition to equities. Many of these traders are also engaged in trading in international markets as a part of hedging and arbitraging strategies. Additionally, these market segments are focused on speed of execution and speed and scope of data delivery in order to obtain every possible advantage.
As a result, technology solutions have become a vital component of servicing these market segments. As recently as the late 1990s, very few firms owned their own front-end trading software. Now, it is fairly common in the U.S. for firms to own and provide proprietary Level I trading software to their customers and more firms are examining the idea of owning and providing Level II software. Level II software enables the trader, among other things, to view real-time the full spectrum of bid and offer prices and the number of shares or contracts bid or offered across all prices (commonly referred to as the “depth of book”) for the same security across various markets and such software often provides the ability to select the desired market for order execution. The Level I trading platforms generally provide less intensive applications for the active retail trader, typically showing only the national best bid or offered price (commonly referred to as the “NBBO”) without displaying the depth of book. With regard to Level II software, there is increasing demand not only for solutions that address the active, online retail market but also for those that can serve more professional traders and have block trading and basket trading features, among others.
Algorithmic trading, the automatic generation of size and timing of orders based on preset parameters, has rapidly expanded, especially after the decimalization of U.S. equities in 2001. According to the consultancy Aite Group, algorithmic trading now accounts for 25% of all equity trading volume. Concurrently, the Tabb Group estimates that 61% of buy-side firms (including 82% of large firms) employ algorithmic trading, with usage expected to grow by 150% annually between 2004 and 2006.

Algorithmic traders, in particular, require that their orders reach the markets very quickly as trades are often based on exploiting small differences in spreads and their competitors may deploy similar strategies. As a result, certain technology providers and clearing firms have focused on minimizing execution times by moving equipment to locations physically closer to the markets, caching more data locally rather than relying on retransmitted data, and altering built in risk parameters, among other tactics.
Algorithmic traders and hedge funds are also increasingly focused on their strengths, which revolve around identifying successful trading strategies and designing their software to effect such strategies. They are willing to outsource many other functions in order to focus on their core missions. Therefore, they do not typically internalize the very expensive and complex infrastructure to execute trades or obtain data directly from market centers without third party intermediaries.
Trade process cycle
Although different types of securities may trade on different venues, the methodology through which investors initially decide to engage in a specific trade, and the subsequent “life” of that trade, are generally consistent across all asset classes. Analytical tools and real-time market data allow an investor to assess the merits of a potential trade. Once a decision is reached to execute a transaction, the investor either contacts a broker or directly inputs the order into a web-based or software-based platform, which subsequently either routes the trade directly to a liquidity pool or matches the trade internally. Subsequent to this execution, the trade is processed, cleared, and settled, with the buying and selling parties each receiving their respective instruments (cash or securities).
Industry trends affecting securities-processing infrastructure providers
The market for critical securities-processing infrastructure products and services has been influenced by several significant trends over the past few years, which have resulted in the increased demand for outsourced securities-processing infrastructure and related technology products and services.
U.S. market trends
Increase in trading volumes and executions
The U.S. securities industry has experienced significant increases in trading volumes over the last several years. The annual trading volumes of securities traded on the NASDAQ and the NYSE grew at compounded annual growth rates of 10% from 2004 to 2005. In addition, the number of transactions processed by the NSCC in 2005 was approximately 6.6 billion, an increase of 14% from 2004. We believe that these increases in trading volumes have resulted from the increase in the number of individual investors who actively manage their own accounts without a broker’s assistance, significant increases in investor educational resources and tools, lower transaction costs for individual traders, the growth of active trading, the increase in the number of U.S. equities traded in the public markets, the expanded use of after-hours trading sessions, the increase in global access to U.S. markets and greater volatility in the trading prices of many U.S. equity securities. The increases in trading volumes have increased the number of transactions required to be executed, processed and settled by the clearing operations of broker-dealers or by outsourced clearing companies.
Globalization of trading activities
Investors are increasingly seeking to trade in multiple markets and in multiple currencies at once, and demand execution across many markets. To achieve a seamless capability to trade and clear transactions across several markets requires a more comprehensive and sophisticated execution infrastructure than has been historically offered by many securities infrastructure providers.
Increase in margin loans
During the past several years, there has been a significant increase in the volume of margin loans. The dollar amount of all outstanding margin loans made by all NYSE- and NASD-designated clearing firms has grown from $161 billion as of December 31, 2001 to $244 billion as of December 31, 2005, a compounded annual growth rate of 11%. We believe that this increase in margin lending is due to a number of factors, including the generally rising stock market, the increased availability of investment resources and tools providing investors with greater comfort in margin investing, the overall increase in retail trading, as well as increased awareness by individuals of the opportunity to purchase stock on margin.
Need for outsourced clearing and technology services by many brokerage firms
As individual investors demand faster, broader and better service from their securities brokers across multiple markets, products and currencies, broker-dealers that offer an integrated solution and provide superior customer service enjoy a competitive advantage. In the U.S., broker-dealers often outsource their clearing functions in order to allow their management to focus on their core businesses and to maintain flexibility in their clearing costs, which vary based on their levels of trading volume but entail substantial fixed infrastructure costs associated with self-clearing. This trend is now occurring in Canadian and European markets. Increasingly, broker-dealers also outsource some of their technology services because it is time intensive and expensive for them to establish the sophisticated infrastructure needed to provide these services.
Broker-dealers are subject to supervision and regulation under federal and state securities laws, the SEC, the NASD and other regulatory authorities with respect to numerous aspects of their business. Many broker-dealers seek to minimize the administrative expense and complexity of compliance with these requirements, particularly those relating to record keeping and safeguarding customer securities and cash, by outsourcing these functions. In addition, many of these brokerage firms may not have sufficient capital to satisfy the demand by their customers for margin loans due to the stringent rules of the SEC, the NASD and other regulatory agencies with respect to the maintenance of specific levels of net capital. Accordingly, broker-dealers may choose to avoid the increased net capital requirements imposed by regulatory agencies by outsourcing their securities clearing needs, including the margin lending function.
Consolidation
In recent years, industry margin pressures have driven clearing costs down, resulting in a need for scale unachievable by many broker-dealers on a stand-alone basis. This trend has been a driver of the industry consolidation in recent years, leading to the creation of a handful of major players in the clearing industry and few independent providers who can focus on service-orientation in addition to cost and scale. Some acquisitions that have occurred in recent years include the purchase of Pershing by Bank of New York, the purchase of Correspondent Clearing

Services by Fidelity (National Financial), the purchase of BHC Investments, a subsidiary of Fiserv, by National Financial (a Fidelity Investments Company), and the purchase by ADP of U.S. Clearing and other clearing operations from Bank of America.
Growth in direct access and online brokerage business
The direct access and online brokerage business originated in the mid-1990s as a result of advances in data communications and processing technology as well as the development of the Internet. During the last several years, there has been a significant increase and improvement in investment analysis information available to investors from a variety of sources, including the web sites of direct access and online broker-dealers. As a result, customers of direct access and online broker-dealers have increasingly received access to much of the same information that full-service brokers traditionally provided to their customers, including sophisticated research and analyst recommendations for individual securities. In addition, direct access brokers can provide electronic access to real-time bid and ask prices and information regarding quantities available for purchase that is generally not available through traditional full-service brokerage firms, while offering lower trading commissions than many traditional full-service brokers.
These factors have contributed to rapid growth in direct access and online brokerage business over the past several years. The percentage of U.S. buy-side trade execution conducted through direct market access transactions has grown from 11% in 2000 to 27% in 2003, and, according to The Tower Group, Inc., is expected to increase to 39% by 2006. According to a report by Bear Stearns based on company reports and Bear Stearns’ estimates, since the early stages of Internet access for online brokerage services, the number of online brokerage accounts in the U.S. increased to 22.6 million accounts at the end of 2005 up from an estimated 12.5 million accounts in 1999. In 2005 online trades represented approximately 27% of the combined daily NYSE and Nasdaq share volume.
As many direct access and online brokerage customers have become more sophisticated over time, they are increasingly demanding access to products beyond equities such as financial futures and options.
Growth in algorithmic trading and hedge fund sectors
More recently, a significant driver of the growth in securities trading volumes and executions has been the increase in the number and size of hedge funds as well as the increasing number of algorithmic traders. Algorithmic trading is trading that occurs largely as a result of complex computational models and is often highly or completely automated. Algorithmic traders demand more technologically sophisticated products than traditional broker-dealers, as well as services that deliver reduced execution times.
Hedge funds have experienced significant growth in recent years. According to Van Hedge Fund Advisors International, the number of hedge funds increased from 6,200 funds in 1999 to 9,400 funds in 2005. In addition, the value of assets managed by hedge funds significantly increased from $480 billion in 1999 to $1,150 billion in 2005.
International market trends
Increase in international direct trading
Over the past several years, online trading and the direct access and online brokerage business have also increased significantly in Canada, the U.K. and throughout Continental Europe and Asia. These markets have experienced increases in trading volumes which have increased the number of transactions to be executed, processed and settled, similar to the U.S. public markets. In Canada, total share volumes traded on the Toronto Stock Exchange have increased from 40.7 billion in 2000 to 64.2 billion in 2005, while the total number of transactions increased from 32.8 million in 2000 to 55.2 million in 2005. Many of these overseas markets, however, lack the efficiencies that have developed in U.S. clearing market operations, and generally offer fewer clearing alternatives. In many cases, despite increased trading volumes in these markets, the costs of clearing have not declined as significantly and clearing operations remain subject to substantially higher costs than in the U.S.
Increase in algorithmic trading
Although a market for algorithmic trading is emerging in Canada and the U.K., it is in a more nascent phase relative to the U.S. market, particularly with regard to the U.K. This trend exists in part due to the fact that U.S. markets are, generally, more easily accessible via high speed electronic means than other such markets.
The clearing process
Equity securities clearing firms engage in a range of activities designed to service their customers, which are typically broker-dealers. These services usually include execution of trades, recordkeeping, settlement, confirmation, statement processing, tax reporting, custody and extension of credit for margin loans. In addition, clearing firms may offer their customers services, including access to market data, access to financial planning services and mutual fund investments.
Securities trading involves multiple parties and has, potentially, many variants. The diagram below traces a common path of a securities trade and illustrates key parties that are involved in the cycle. Although the diagram and the description that follow are based on the U.S. trade processing cycle, it is broadly representative of the process in international markets as well. The dotted arrows represent the path of the securities trade and the curved arrows represent the services provided by a clearing firm.
An end customer enters its order with a broker-dealer, which sends the trade order for execution to the exchange or Electronic Communications Network (ECN) as well as to the clearing firm. Once the trade is executed, both the exchange or ECN and the clearing firm report trade data to centralized clearing and depository organizations, such as NSCC and the Depository Trust Company, which maintain centralized books and records for securities ownership, aggregating trade information and netting outstanding trades. The clearing firm is usually involved in the settlement process with the central clearing firm.

The clearing firm also provides several critical services to the broker-dealer. When an order is executed, the clearing firm electronically records the trade data on its books and compiles and sends various electronic reports to the broker. These reporting and record keeping services aid the broker-dealer in complying with regulatory requirements. The clearing firm often communicates with the end customer on behalf of the broker-dealer, sending the customer documentation of trade execution.
The clearing firm also provides services to the end customer on behalf of the broker-dealer. Often, the clearing firm holds physical custody of the end customer’s stock certificates. The clearing firm can also provide margin lending services by financing margin debits for the end customer.
During the trade execution, the broker-dealer interfaces with its end customer and with the clearing firm and exchange or ECN using additional products typically provided by a third party. Typically customers enter orders into a broker-dealer’s front-end software system, which sends the customer an order execution report and interfaces with back-end software systems that communicate with the clearing firm and the exchange or ECN. The broker-dealer utilizes historical and real-time data, purchased from a third party vendor to facilitate trading and aid customers’ research. These software products are offered by independent technology firms, and sometimes by clearing firms.
Types of clearing arrangements
There are many ways, under applicable securities regulations, for a correspondent to enter into a relationship with a clearing firm. The responsibilities of the clearing firm to the customer are determined in major part by the clearing contract between the correspondent and the clearing firm, as well as by applicable regulations. The type of clearing arrangement selected affects, in many cases, the economic arrangements between the correspondent and the clearing firm including the need for correspondent security deposits.
United States
Fully-disclosed
In the U.S., clearing relationships typically are “fully-disclosed.” This means that the end customer is known to the clearing firm, the clearing firm is known to the end customer and the clearing firm has certain direct responsibilities to the end customer.
Omnibus clearing
Another type of clearing arrangement, known as “omnibus clearing,” shifts relatively more responsibilities for customer regulatory compliance to the correspondent and is often used when foreign correspondents and customers are involved or where a mostly self-clearing firm does not have the ability to clear some types of securities. Generally, under omnibus clearing there is no fully-disclosed relationship between the clearing firm and the customer. In such cases the clearing firm trades on a batch basis, while the correspondent broker-dealer provides all customer accounting and sub accounting and the correspondent undertakes the burden of providing trade confirmations and periodic account statements to their customers.
Facilities management programs
In some cases, self-clearing broker-dealers may engage in “facilities management programs.” This means that a self-clearing broker-dealer may outsource some or most of the processing associated with clearing while retaining regulatory and financial liability for such actions. This is usually because the broker-dealer believes the clearing firm offers cost or other efficiencies.

Canada
In Canada, there are four principal types of clearing arrangements:
Type 1: This arrangement is typically used for small and early stage correspondents with little required regulatory capital (minimum $75,000), which requires that outsourcing provide the most services, including regulatory compliance, financing of margin positions, covering of margin delinquencies and reporting free credits, among others.
Type 2: This arrangement is typically used for more established correspondents with greater required regulatory capital (minimum $250,000). The clearing firm may still be required to assist with margin financing but the correspondent takes a greater role in compliance review. Correspondents using Type 2 arrangements include larger retail boutiques, small institutional firms and some small online and direct access customers.
Type 3: This arrangement is typically used for relatively more sophisticated correspondents that do not require the clearing firm to provide compliance services or margin capital. However, the clearing firm is still required to provide margin financing. If a correspondent’s trading exposure is greater than its deposit at the clearing firm, the clearing firm extends regulatory credit to the correspondent.
Type 4: This arrangement is typically used for self-sufficient correspondents requiring the clearing firm to provide execution, clearing, custody and reporting services only. This arrangement is primarily used by integrated and very sophisticated players from all market segments.
Type 2 clearing is most similar to U.S. fully-disclosed relationships and Type 4 is most similar to facilities management for correspondents in the U.S.
United Kingdom
In the U.K., “Model A” clearing occurs when the clearing firm has no custody of assets and merely acts as an agent performing record keeping functions, but the clearing firm does not put its balance sheet at risk with respect to correspondent transactions. With “Model B” clearing, the clearing firm has custody of customer assets in addition to performing Model A functions and puts its balance sheet at risk for correspondent transactions. Model A clearing is somewhat similar to a self-clearing firm engaging facilities management services from a third party clearing firm in the U.S., while Model B clearing is similar to fully-disclosed clearing in the U.S.
In both the U.K. and Canada, there are relatively fewer clearing firms that own trading software equivalent to Level I and Level II applications. In addition, the distinction between Level I and Level II in these markets is somewhat different than in the U.S. In the U.S., Level II software allows a trader to select the point of execution for a trade, while in these non-U.S. markets, Level II applications provide more depth of market information and information regarding a particular security type within a single market than Level I applications.
Penson
In the U.S. and Canada, although we offer all types of clearing arrangements to our correspondents, most of our correspondents participate in fully disclosed clearing in the U.S. and Type 3 clearing services in Canada. In the U.K., most of our correspondents participate in Model A, or omnibus clearing. See “Business—Securities processing—Clearing operations.”

Business
Overview
We are a leading provider of a broad range of critical securities-processing infrastructure products and services to the global securities and investment industry. Our products and services include securities and futures clearing, margin lending, facilities management, technology and other related offerings, and we support trading in multiple markets, multiple investment products and multiple currencies.
Since starting our business in 1995 with three correspondents, we have grown to be a leading provider of clearing services. Of the firms operating today, Penson was ranked in the top five clearing firms in the U.S. in 2004, based on the number of correspondents. Our growth has been both organic and accelerated through acquisitions. We expanded our global reach significantly in 2000 by acquiring a London-based clearing company with extensive experience in agency clearing operations in the European securities markets. In 2000, we also acquired a Canadian clearing company that provides clearing services to the direct access and retail markets in Canada. As of December 31, 2005, we had approximately 220 active correspondents worldwide, including 177 in the U.S., 27 in Canada and 16 in the U.K. In connection with our acquisition of CCS, we added 43 new correspondents from CCS from August through October 2005. In addition, Nexa Technologies generates the majority of its revenues from several of our correspondents, but it also generates significant revenues from clients that are not correspondents.
We have made significant investments in our U.S. and international data and execution infrastructure, as well as various types of multi-currency and multi-lingual trading software. We believe we provide a flexible offering of infrastructure products and services to our clients, available both on an unbundled basis and as a fully-integrated solution. Our technology offerings are typically private-labeled to emphasize the client’s branding. We seek to put our clients’ interests first and we believe our position as the leading independent provider in our market is a significant differentiating factor. We believe we are well-positioned to take advantage of our significant investments in technology infrastructure to expand sales of our products and services to these and many other clients worldwide.
Our differentiated product offerings
We provide integrated execution, clearing, settlement and technology solutions to the global securities and investment industry. Our solutions support trading in multiple markets, multiple investment products and multiple currencies. Our correspondents outsource these activities to us in order to avoid holding the capital required by regulatory authorities to support these activities as well as to reduce the need for specialized margin lending and clearing technology and support personnel. We believe that our products and services provide the following benefits to our correspondents:

•	Offer variable clearing costs and economies of scale. We offer clearing services to our correspondents on a variable cost structure based on transaction volume. We believe that our pricing structure allows our correspondents to take advantage of economies of scale by leveraging our investment in technology, software and systems at a significantly lower cost than these broker-dealers would generally incur to self-clear. The ability to obtain securities clearing services on a cost-effective basis is a key factor in enabling direct access and online broker-dealers to charge their customers lower commissions than those charged by traditional broker-dealers.

•	Support trading in multiple markets and currencies. We offer multi-lingual, multi-currency international products. We believe that our global service offering provides our correspon-

dents with the ability to operate efficiently across multiple markets, asset classes and currencies. Our global service offerings allow us to provide a single statement showing customer trades in multiple international markets.

•	Provide enhanced account portfolio information services. We have created customized software solutions to enable our correspondents to manage and analyze their accounts, which enables them to improve service levels to their customers while lowering fixed costs. We offer private label and custom development capability to meet the branding needs of our correspondent and other institutional clients.

•	Offer technology and clearing integration. Our solutions provide an integration of front, middle and back office systems and allow near real-time updating of account status and margin balances, providing better service to investors and better risk management to the correspondent.

•	Facilitate compliance with government regulation. By outsourcing regulated activities, such as margin lending, our correspondents are able to eliminate reporting requirements and reduce the burden on management of dealing with related compliance issues. In addition, we can facilitate broker-dealer compliance with other regulatory requirements by providing automated reporting, record keeping and other tasks.

•	Provide margin lending availability. We make margin loans directly to the customers of our correspondent broker-dealers. As a result, our correspondents can compete more effectively in attracting their customers by earning commissions relating to margin loans without having to satisfy related capital requirements.

Our competitive strengths
We believe the following competitive strengths will allow us to grow our business and increase our profitability over time:

•	Fully-integrated securities-processing and technology solutions. We are a leading provider of infrastructure services to financial intermediaries offering a fully-integrated solution across all major securities-processing needs. We believe our ability to integrate our technology offerings into all of our products and services is a significant factor in our ability to expand our client base and increase our revenue from existing clients. Our products and services support trading in multiple markets, multiple investment products and multiple currencies, with integrated execution, clearing and settlement solutions. It is our belief that, while some clients are willing to obtain these products from multiple vendors, most will determine that it is easier to obtain solutions with lower integration costs and risks from one provider that can also address the regulated securities aspects of their business. In addition, our Nexa Technologies subsidiary provides real-time and historical trading and brokerage management tools that combine trading tools and brokerage tools which complement our clearing services.

•	Flexible services and infrastructure. We provide a broad offering of infrastructure and technology products and services to our clients, available both on an unbundled basis and as a fully-integrated solution. Our clients may choose to host these products on their own computer infrastructure or select that we host them. In addition, clients may either incorporate the Nexa Technologies’ brand name or provide these products and services to their customers on a private label basis. We work closely with each of our clients to provide the set of products and services appropriate for their individual needs.

•	Established market position as an independent provider of correspondent clearing services. Since our establishment in 1995, we have grown organically and through acquisitions to become a leading provider of clearing services to approximately 220 active correspondents.

Unlike most other major clearing providers, we are unaffiliated with a larger financial institution. As an independent clearing and technology solutions provider, we generally do not compete with our clients in other lines of business. Our independence is a key selling point when soliciting new business.

•	Highly attractive and diversified client base. Our client base was initially comprised primarily of direct access and online brokers. As our business has evolved and grown to its current position, our client base has become more diversified. In 2005, online broker-dealers accounted for approximately % of our revenues from clearing operations, including interest revenues, and represented approximately % of our correspondents, while traditional retail broker-dealers accounted for approximately % of these revenues and represented approximately % of our correspondents. We have expanded our market to include large banks, hedge funds, algorithmic traders and securities exchanges which comprised the balance of our revenues and correspondents. We have also diversified our client base internationally through our operations in Canada and the U.K.

•	Scalable, recurring revenue business model. Our business benefits from a scalable operating platform. Our existing infrastructure is capable of processing significant additional volumes with limited incremental increases in our fixed costs. We receive a recurring stream of revenues based on volumes from each of our correspondents with a low marginal cost of sales. In addition, a significant portion of our technology revenues are based on ASP arrangements with clients, linked to transactions and users.

•	Proven and highly motivated management team. With an average of 29 years of industry experience and holding a substantial equity interest in Penson, our three-member Executive Committee has the proven ability to manage our business through all stages of the business cycle. Roger J. Engemoen, Jr., Daniel P. Son, and Philip A. Pendergraft, our Chairman, President and Chief Executive Officer, respectively, founded our business in 1995 and have grown it to its current position. This senior management group will continue to own a significant portion of our company immediately following the completion of the offering.

Our growth strategies
Our goal is to be the leading independent provider of securities-processing infrastructure to the securities and investment industry in the major global markets. To accomplish this goal, we are pursuing the following key strategies:

•	Capitalize on industry trends. We are positioned to benefit from several broad industry trends:

•	Internationalization. Cross-border functionality is becoming increasingly important to attracting brokerage clients. With operations in three countries and the ability to provide access to markets as well as clearing and settlement services covering 46 depositories around the world in multiple currencies, we can provide this high-value service to our clients.

•	Consolidation. Typically, high conversion costs are a significant obstacle which must be overcome by a clearing firm which seeks to attract business from correspondents who are currently clients of another clearing firm. However, consolidation among clearing service providers has led to many forced conversions. As an independent provider and technology leader, we are well positioned to attract new clients faced with conversion decisions due to industry consolidation.

•	Trading in multiple products. Clients increasingly seek to trade in multiple products on the same computer terminal, including equities, options and futures. Our products and services provide this capability and we believe this trend provides us with a significant opportunity to grow our business.

•	Outsourcing. The high cost of self-clearing and increased regulatory scrutiny on securities firms have driven many broker-dealers to outsource their clearing responsibilities and technology needs. Even some larger firms are finding it more efficient to outsource such services. We believe this trend will continue.

•	Enhance revenue potential of each client relationship. We offer a variety of products and solutions to broker-dealers and securities firms, which together form an end-to-end solution. As a result, we intend to grow in part by selling additional products to our existing clients. A significant number of our Nexa Technologies clients are not currently clearing clients of Penson. We believe we have a significant opportunity to offer the full spectrum of clearing and execution services to Nexa Technologies clients, as well as offering technology services to our clearing and execution clients.

•	Leverage existing platform to expand our product set and client base. Due to our significant investments in technology, we believe our infrastructure provides the leading fully-integrated securities clearing and technology package to our core market. This infrastructure facilitates clearing across several security types, including options and futures, and additional products can be offered and new clients added with minimal marginal cost. Using this infrastructure, we intend to expand our client base by:

•	Focusing on high-volume direct access and online broker-dealers. We will continue to target our clearing services to the growing direct access and online broker-dealer markets and to focus on margin lending as a core complementary service. By promoting our integrated suite of solutions, we believe our clearing and margin lending activities will increase as our market share grows and as the size of the direct access and online brokerage industry increases.

•	Further expanding our client base in the institutional and retail brokerage markets. As the brokerage industry has added a broader array of products and services and the operating margins in the industry have diminished, the profitability of the infrastructure services offered by many traditional institutional and retail brokers is under pressure. We believe this trend will favor our business model of cost-effectively providing dedicated infrastructure solutions to the broader brokerage community.

•	Expanding our client base in the algorithmic trading and hedge fund sectors. Our technology products enable us to increasingly market our services to algorithmic traders and hedge funds. These sectors are among the most significant drivers of growth in the overall securities markets and we intend to increase our focus on these clients.

•	Expanding our operations internationally. In the last five years we acquired a London-based clearing company with extensive experience in agency clearing operations in European securities markets and a Canadian clearing company that provides clearing services to the direct access and retail markets in Canada. We have used these platforms to increase significantly our international capabilities to clear securities transactions. We believe this capability will become more important as investors increasingly trade on a global basis. We are actively looking at expanding our presence in Asian markets in the future. In addition, we intend to expand our margin lending business internationally.

•	Pursue selective acquisitions. In the past, we have grown internationally, expanded our product base and added additional correspondents through acquisitions. We intend to continue to pursue selective acquisitions that will expand our technology product offerings, our clearing service capabilities and our client base. We are currently in active discussions with various parties regarding acquisitions, but at this time no potential transaction is probable.

Securities-processing
Our securities-processing infrastructure products and services are marketed under the “Penson” brand name. Penson Worldwide, Inc. is the parent company for the businesses that provide these products and services in each geographic market we serve.
Clearing operations
United States
We generally provide securities clearing services to our correspondents in the U.S. on a fully-disclosed basis. In a fully-disclosed clearing transaction, the identity of the correspondent’s customer is known to us, and we are known to them, and we maintain the customer’s account and perform a variety of services as agent for the correspondent.
Our U.S. clearing broker is Penson Financial Services, Inc. and it is a member of the following: Chicago Stock Exchange, NASD, Chicago Board Options Exchange, OneChicago, International Securities Exchange, NYSE ARCA Exchange, Options Clearing Corp., MSRB, NSCC, DTC, ICMA, Euroclear, Securities Investor Protection Corporation (SIPC) and Pacific Exchange (PCX) and is a participant of the Boston Options Exchange (BOX).
Penson Financial Futures, Inc. provides our clearing and execution services for futures. It is a non-clearing Futures Commission Merchant (FCM) member of the NFA and is regulated by the CFTC and NFA.
Canada
Canada has four types of approved clearing models and our Canadian operation is approved for all of these. We are concentrating on Type 3 clearing services. As a Type 3 carrying broker, our key responsibilities include the trading of securities for customers’ accounts and for the introducing broker’s principal business, making deliveries and settlements of cash and securities in connection with such trades, holding securities and/or cash of customers and of the introducing broker and preparing and delivering directly to customers documents as required by applicable law and regulatory requirements with respect to the trades cleared by us, including confirmation of trades, monthly statements summarizing transactions for the preceding month and, for inactive accounts, statements of securities and money balances held by us for customers.
Our Canadian clearing broker is Penson Financial Services Canada Inc. and provides fully-disclosed and omnibus clearing services to the Canadian markets. Penson Canada is a participating organization with the Toronto Stock Exchange, an approved participant with the Montreal Exchange, and a participating organization with the TSX Venture Exchange. Penson Canada is a member of the Canadian Investor Protection Fund and is regulated by the Investment Dealers Association of Canada and the securities commission in each province and territory in Canada.
United Kingdom
In the U.K. we offer a broad range of securities clearing services that include: Model A and Model B clearing and settlement, CREST clearing, global custody, customized data processing, regulatory reporting, execution, and portfolio management and modeling systems. In Model A clearing, we provide a purely administrative back-office service and act as agent for our correspondents’ customers, whom we classify as market counterparties under the rules of the Financial Services Authority, referred to as the FSA, and supply these customers with the information needed to settle their transactions. Model B clearing provides the authority to process transactions under a fully-disclosed clearing model similar to the U.S. Under Model B clearing, we assume the positions and therefore full liability for the clearing and settlement of the trades.
Our U.K. clearing broker is Penson Financial Services, Ltd. In the U.K., we are a member of the London Stock Exchange and we are authorized and regulated by the FSA.
Execution routing services
We offer execution routing capabilities in the U.S., Canada, the U.K. and certain other markets. Execution routing entails the ability to use telecommunications infrastructure combined with proprietary or third party software to facilitate the sending of securities orders to exchanges and other market destinations such as market makers.
Internet account portfolio information services
We have created customized software solutions to enable our correspondents and their customers to review their account portfolio information through the Internet. Through the use of our internally developed technology, combined with technology licensed from third parties, we are able to update the account portfolios of our correspondents’ customers as securities transactions are executed and cleared. A customer is able to access detailed and personalized information about his account, including current buying power, trading history and account balances. Further, our solution allows a customer to download brokerage account information into Quicken, a personal financial management software program, and other financial and spreadsheet applications so that all financial data can be integrated.
Holding and safeguarding securities and cash deposits
We hold and safeguard securities and cash deposits of our correspondents’ customers, which requires us to take legal responsibility for those assets. Many of our correspondents do not have the ability to hold securities and cash deposits since the holder must comply with the net capital rules of the Federal Reserve and the NASD with respect to these activities.
Securities lending and borrowing
We lend securities that we hold for our correspondents and their customers to other broker-dealers as a means of financing our business and facilitating transactions. We also engage in conduit activities where we borrow securities from one broker-dealer and lend the same securities to another broker-dealer. This lending is permitted under and governed by SEC rules. See “Business—Government regulation—Regulation of securities lending and borrowing”. All of our securities borrowing and lending activities are performed under a standard form of securities lending agreement, which governs each party’s rights to mark securities to market.
Proprietary trading
Certain of our subsidiaries engage in limited forms of proprietary trading. This trading includes computerized trading and non-automated trading strategies involving taking short-term proprietary positions in equities, fixed income and other securities, derivatives and foreign currencies. In general, these strategies involve relatively short-term exposure to the markets and are usually undertaken in conjunction with hedging strategies and the use of derivatives contracts designed to mitigate the risk associated with these proprietary positions.
Technology
An important component of our business strategy is to identify and deploy technologies relevant to our target markets. The technology embedded in our securities-processing infrastructure has enhanced our capacity to handle an increasing volume of transactions without a corresponding increase in personnel. We use our proprietary technology and technology licensed from third parties to provide customized, detailed account information to our clients. Additionally, our technology is critical to our vision of providing a flexible and comprehensive offering of products and services to our clients.
In addition, our subsidiary, Nexa Technologies, provides our clients with innovative trading management technology with a global perspective. Nexa Technologies offers complete online brokerage technology solutions, including direct access trading applications, browser-based trading, back-office order management systems, market data feeds, historical data, and execution technology services, generally on a license fee basis. Nexa Technologies’ FastPath product provides a full suite of Financial Information Exchange (FIX) gateway solutions for clients who require global connectivity, high throughput and reliability. FIX execution solutions allow clients to automatically transmit, receive or cancel advanced order types, execution reports, order status, positions, liquidity flags and account balances. Clients can connect using their own front-end or back-office applications or utilize applications available from Nexa Technologies.
Institutional and active retail front-end trading software
Nexa Technologies has developed and is continuing to expand various front-end trading software products. We offer several products that are oriented towards different market segments. Omni Pro is a Level II trading platform oriented to professional traders and provides broker-dealer administrative modules. Level II software enables the trader, among other things, to view prices for the same security across various markets and to select the desired market for order execution. Axis Pro is a multi-currency Level II trading platform focused on active retail traders. Meridian is a Level I trading platform for less intensive applications for the active retail trader. Both Axis Pro and Meridian are offered with broker-dealer administrative modules, which allow broker-dealers to monitor customer buying power and other regulatory compliance tasks, and provide a repository for customer information.
All of our front-end products benefit from a number of unusual features such as the ability to trade equities, options and futures and have unified risk management for trading across equities, options and futures. Most of our clearing competitors do not have similar systems that effect trades in all such instruments with similar risk mitigation capabilities. There is a dynamic market for front-end trading platforms that is independent of the market for our clearing services. However, we are finding that our ability to offer these products provides our clients with an increasingly compelling reason to use our clearing and other products and services and is increasingly important in our conversion of client prospects into actual clients.
Global execution hub
Our Nexa Technologies subsidiary has built significant proprietary software and licensed certain software and telecommunications services to enable our clients to use our technology infrastructure to send orders for securities to all major North American exchanges, ECNs and market destinations. More recently, we have extended this network to include numerous international destinations such as the London Stock Exchange, U.K. market makers and others. Our clients can now choose to simply use our execution infrastructure, independent of our other services, or to opt for a bundled solution combining technology products together with clearing and settlement. This allows us to access a differentiated market segment for clients that clear with another firm or are self-clearing, but which do not have a similar infrastructure capability. In particular, because our network has been designed to maximize speed of execution, our offerings are very attractive to algorithmic traders for whom speed is essential to successful implementation of their trading strategies. Our infrastructure required significant time and investment to build and very few of our clearing competitors offer anything that is directly comparable.

Global data products
We believe it is critical to provide our clients with global trade data solutions. Nexa Technologies provides research-quality, historical intraday time series data plus real-time data feeds for the commodity and equity markets. Our suite of data products was significantly enhanced by our acquisition of the Tick Data assets in January 2005. Their database of historical intraday equities, options and futures data consists of numerous futures symbols from exchanges in North America, Europe, and Asia. The data is presented tick-by-tick and is delivered in a compressed, proprietary format. The database of historical cash index data contains the most widely followed equity indices. Nexa Technologies also offers TickStream, a fully customized, low latency, real-time market data feed. Data is delivered through a simple-to-use application program interface (API) and powered by advanced ticker plants that have multiple direct connections to global exchanges. While these data products do not currently generate material revenues, we have over 1,000 clients that use our data, which we believe provide significant opportunities for cross-selling our other products and services.
Nexa Technologies has built its own data ticker plant to access data from most U.S. and many foreign exchanges and market centers. We have also licensed certain foreign data from other sources. The result is a very comprehensive offering of real-time, delayed and historical data that we can market to our clients. As with the international execution hub, our clients can use our data solutions together with or independent of our other products and services. This enables us to compete with major securities data providers to offer comprehensive data solutions. Furthermore, our historical data offerings are not offered by most data services providers or clearing firm competitors and enable us to serve new client segments such as algorithmic traders and hedge funds to which we have had relatively less historical exposure through our clearing operations.
Key licensed technology and proprietary customization
We license a software program called Phase3 from SunGard. Phase3 is an online, real-time data processing system for securities transactions. Phase3 performs the core settlement functions with industry clearing and depositary organizations. We have, however, built a significant amount of proprietary software around Phase3 which allows us to customize Phase3 to meet each of our client’s unique needs. This customization increases the reliability and efficiency of our data processing model and permits us to process trades more quickly than if we relied on Phase3 alone. This customization also offers our clients more flexible access to information regarding their accounts, including the ability to:

•	see critical information in real-time on a continuously updated basis;

•	manage their buying power across different accounts containing diverse instruments such as equities, options and futures, and;

•	receive highly customized reports relating to their activity.
In addition, correspondents have web access to critical management and risk management tools, including information relating to management of trade breaks, and check and wire requests.
The above-noted products are principally used by our U.S. clearing subsidiary but, in many cases, enable our non-U.S. customers, both through our non-U.S. affiliates and directly, to access leading edge products and services when trading in the U.S. markets.
Sales and marketing
We focus our sales and marketing efforts in the U.S. on the direct access and online sectors and, increasingly, on the algorithmic trading and hedge fund sectors of the global securities and investment industry. In addition, we believe that a significant opportunity exists in foreign markets as the adoption of online trading expands in other countries. We have capitalized on this opportunity by being one of the first companies to develop cross-border and multi-currency trade processing capabilities.
Following the completion of our private equity financing with TCV in August 2004, we increased our sales and marketing staff to take advantage of the additional financial resources which allowed us to expand our correspondent base. We are also beginning to focus our marketing efforts in Asia. We participate in industry conferences and trade shows and seek to differentiate our company from our competitors based on our reputation as an independent provider of a technology-focused integrated execution, clearing and settlement solution and based on our ability to support trading in multiple markets, multiple investment products and multiple currencies.
Between 2000 and 2004, 44 of our new correspondents were “start-up” brokerage firms that chose us as their first clearing firm, while 66 of our new correspondents were established brokerage firms that left their existing clearing firms to take advantage of our clearing services. Of these new correspondents, 95 were located in the U.S., with 17 in the West, 7 in the Midwest, 48 in the Northeast, and 23 in the South. The remaining 15 correspondents were located in international markets.
During the same 2000 to 2004 period in the U.S., 17 correspondents chose to end their business relationship with us. Of these 17 correspondents, we believe that only six of them switched to a competitor clearing firm, and one of them became self-clearing.
We generally enter into standard clearing agreements with our correspondents for an initial term of two years, during which we provide clearing services based on a schedule of fees determined by the nature of the financial instrument traded and the volume of the securities cleared. In some cases our standard contract will also include minimum monthly clearing charge requirements. Subsequent to the initial term these standard contracts allow the correspondent to cancel our services upon providing us with 45 days written notice.
As of December 31, 2005, we had approximately 220 active correspondents. Of these correspondents, 177 are located in the U.S., while our U.K. and Canadian clearing operations provide services for 16 correspondents and 27 correspondents, respectively. In anticipation of our acquisition of CCS, we added 43 new correspondents from CCS from August through October 2005. Before conducting business with a brokerage firm, we review a variety of factors relating to the prospective correspondent, including the brokerage firm’s experience in the securities industry, its financial condition and the personal backgrounds of the principals of the firm. We seek to establish relationships with brokerage firms whose management teams and operations we believe will be successful in the long term, so that we may benefit from increased clearing volume and margin lending activity as the businesses of our correspondents grow.
Strategic acquisitions
We have engaged in a number of acquisition transactions which have facilitated our ability to expand our client base and provide leading edge technology infrastructure as well as to open international markets, positioning us to pursue a strategy of combining our increasingly global securities offerings with enhanced technology offerings on a multi-instrument, multi-currency, international platform.
In May 2005, we entered into an agreement to acquire CCS. CCS is a California-headquartered provider of clearing services, principally to the direct access and online market segments. CCS has been a competitor of ours. In January 2006 we acquired substantially all of the assets and limited liabilities of CCS and closed this transaction.

In January 2005, we acquired the assets of Tick Data. Tick Data’s products are principally focused on the delivery of domestic and international historical and market data to hedge funds and algorithmic traders.
In July 2004, we acquired the assets of Nexa Technologies, which enabled us to market a multi-currency Level II trading platform with a focus on the active retail trader, a Level I trading platform and certain broker-dealer administrative modules.
In 2002, we purchased certain intellectual property assets of a New York-based trading and brokerage firm which enabled us to market a leading edge Level II trading platform oriented to professional traders, certain broker-dealer administrative modules, as well as a data and execution hub containing numerous quote, news and other feeds from various exchanges, execution centers and other sources.
We are currently in active discussions with various parties regarding acquisitions, but at this time no potential transaction is probable.
Competition
The market for securities clearing and margin lending services is highly competitive. We expect competition to continue and intensify in the future. We encounter direct competition from firms that offer services to direct access and online brokers. Some of these competitors include Goldman Sachs Execution & Clearing, L.P. (formerly known as Spear, Leeds & Kellogg); Pershing LLC, a member of BNY Securities Group; National Financial Services LLC, a Fidelity Investments Company; Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. We also encounter competition from other clearing firms that provide clearing and execution services to the securities industry. Most of our competitors are affiliated with large financial institutions.
We believe that the principal competitive factors affecting the market for our clearing and margin lending services are price, technology, financial strength, client service and breadth of services. Based on management’s experience, we believe that we presently compete effectively with respect to most of these factors.
Some of our competitors have significantly greater financial, technical, marketing and other resources than we have. Some of our competitors offer a wider range of services and products than we offer and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities and offer more attractive terms to clients. Recent advancements in computing and communications technology are substantially changing the means by which securities transactions are effected and processed, including more direct access online to a wide variety of services and information, and have created a demand for more sophisticated levels of client service. The provision of these services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share. Additionally, large brokerage firms that currently perform their own clearing functions may decide to start marketing their clearing services to other brokerage firms.
In addition to companies that provide clearing services to the securities industry, we are subject to the risk that one or more of our correspondents may elect to perform their clearing functions themselves. The option to convert to self-clearing operations is attractive due to the fact that as the transaction volume of the broker-dealer increases, the cost of implementing the necessary infrastructure for self-clearing may be eventually offset by the elimination of per-

transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing broker-dealers to retain customer free credit balances and securities for use in margin lending activities. In order to make a clearing arrangement with us more attractive to these high-volume broker-dealers, we may offer such firms transaction volume discounts or other incentives.
A few of the contracts between us and our correspondents permit a correspondent to terminate its contract, following the giving of written notice ranging from 45 days to six months, if the correspondent desires to perform its own clearing service.
Intellectual property and other proprietary rights
Despite the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe upon our proprietary rights. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to police unauthorized use of our intellectual property. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity.
We may in the future receive notices of claims of infringement of other parties’ proprietary rights. We cannot assure you that claims of infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources or require us to enter into royalty or licensing agreements.
Government regulation
The securities and financial services industries generally are subject to extensive regulation in the U.S. and elsewhere. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of creditors or the shareholders of regulated entities.
In the U.S., the securities and financial services industry is subject to regulation under both federal and state laws. At the federal level, the SEC regulates the securities industry, while the CFTC regulates the futures industry. These federal agencies along with the NASD, the various stock exchanges, and other self-regulatory organizations (“SROs”), require strict compliance with their rules and regulations. Companies that operate in these industries are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention, money laundering prevention, and the supervision of the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees. In the ordinary course of our operations, we and some of our officers and other employees have been subject to claims arising from the violation of such laws, rules and regulations.
Our subsidiary, PFSI, has received an inquiry from the NASD regarding the application of Regulation T to its handling of trades in cash accounts. Our assessment of this inquiry is in its preliminary stages. If necessary, PFSI will make any necessary changes based on applicable regulations and guidance from the NASD. We cannot predict the final results of the inquiry but PFSI or certain of its personnel may be sanctioned or fined, although we do not expect any such sanction or fine to be material to the Company.

As a registered broker-dealer, PFSI is required by law to belong to the Securities Investor Protection Corporation (SIPC). In the event of a member’s insolvency, the SIPC Fund provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances.
In addition, we have established subsidiaries in the U.K. and Canada that are involved in the securities and financial services industries and may expand our business into other countries in the future. To expand our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities and financial services industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.
The regulatory environment in which we operate is subject to change. Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms.
Regulation of clearing activities
We provide clearing services in the U.S. and Europe through our subsidiaries. We also have a correspondent clearing business in which we provide clearing services in the U.S., the U.K. and Canada for broker-dealers that are not affiliated with us. Brokers that clear their own trades are subject to substantially more regulatory requirements than brokers that rely on others to perform those functions. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of customers and broker-dealers, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liability in related lawsuits and proceedings brought by our clients, the customers of our wholesale clients and others.
Regulation of securities lending and borrowing
We engage in securities lending and borrowing services with other broker-dealers either by lending the securities that we hold for our correspondents and their customers to other broker-dealers or by borrowing securities from one broker-dealer and lending the same securities to another broker-dealer. Within the United States, these types of securities lending and borrowing arrangements are governed by the following SEC rules.
Our securities lending and borrowing activities are transacted through our U.S. broker-dealer subsidiary, which is subject to the SEC’s net capital rule. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to ensure that broker-dealers will have adequate resources, including a percentage of liquid assets, to fund expenses of a self or court supervised liquidation. See “Business—Government regulation—Regulatory capital requirements”. Since securities loaned and borrowed positions present counterparty credit risk to the broker-dealer, the provisions in the net capital rule requiring unsecured receivables to be deducted from the broker-dealer’s net worth in order to compute its “net capital” reduce the impact of such counterparty credit risk to the broker-dealer’s financial integrity. In addition, because broker-dealers normally receive cash collateral in excess of the market value of the securities loaned, the net capital rule requires a 100% deduction to the extent that the market value of the securities loaned exceeds cash collateral received. On the other hand, no deduction is required where a broker-dealer provides excess collateral to a lender, provided the amount of the excess collateral does not exceed certain parameters. While the net capital rule ensures that the broker-dealer has adequate resources to pay liquidation expenses, the objective of the SEC’s customer protection rule is to ensure that investment property of the firm’s customers will be available to be distributed in liquidation. The customer protection rule operates to protect both customer funds and customer securities. To protect customer securities, the customer protection rule requires that the broker-dealers promptly obtain possession or control of customers’ fully paid securities free of any lien. However, broker-dealers may lend or borrow customers’ securities purchased on margin or customers’ fully paid securities, if the broker-dealer provides collateral exceeding the market value of the securities it borrowed and makes certain other disclosures to the customer. With respect to customer funds, the customer protection rule requires broker-dealers to make deposits into an account held only for the benefit of customers (“reserve account”) based on its computation of the reserve formula. The reserve formula requires that broker-dealers compare the amount of funds it has received from customers or through the use of their securities (“credits”) to the amount of funds the firm has used to finance customer activities (“debits”). In this manner, the customer protection rule ensures that the broker-dealer’s securities lending and borrowing activities do not impact the amount of funds available to customers in the event of liquidation.
SEC Rules 8c-1 and 15c2-1 under the Exchange Act (the “hypothecation rules”) set forth requirements relating to the borrowing or lending of customers securities. The hypothecation rules prohibit us from borrowing or lending customers securities in situations where (1) the securities of one customer will be held together with securities of another customer, without first obtaining the written consent of each customer; (2) the securities of a customer will be held together with securities owned by a person or entity that is not a customer; or (3) the securities of a customer will be subject to a lien for an amount in excess of the aggregate indebtedness of all customers’ securities.
Regulation T was issued by the Board of Governors of the Federal Reserve (“Federal Reserve”) pursuant to the Exchange Act in part to regulate the borrowing and lending of securities by brokers-dealers. Although Regulation T allows broker-dealers to deposit cash in order to secure the borrowing of securities for the purpose of making deliveries of such securities in the case of short sales, failure to receive securities they are required to deliver, or other similar cases and lend securities for such purpose against such a deposit, it also includes provisions regarding the provision of collateral. For example, under the provisions of Regulation T, broker-dealers are generally required to collect 50% of the value of equity securities purchased in a margin account. However, we may require the deposit of a higher percentage of the value of equity securities purchased on margin. Securities borrowed transactions are extensions of credit in that the securities lender generally receives cash collateral that exceeds the market value of the securities that were lent. As that amount exceeds the 50% limitation imposed by Regulation T on margin lending, Regulation T limits the circumstances under which broker-dealers can borrow securities. In the National Securities Markets Improvements Act of 1996, the US Congress amended section 7(c) of the Exchange Act to exempt certain broker-dealers from the Federal Reserve’s credit regulations.
With respect to such securities borrowing and lending, Regulation SHO issued under the Exchange Act generally prohibits, among other things, a broker-dealer from accepting a short sale order unless either the broker-dealer has borrowed the security, or entered into a bona-fide arrangement to borrow the security or has “reasonable grounds” to believe that the security can be borrowed so that it can be delivered on the date delivery is due and has documented compliance with this requirement.
Failure to maintain the required net capital, accurately compute the reserve formula or comply with Regulation T or Regulation SHO may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and, if not cured, could ultimately require our U.S. broker-dealer subsidiary’s liquidation. A change in the net capital rule, the customer protection rule, or Regulation T or the imposition of new rules could adversely impact our ability to engage in securities lending and borrowing, which in turn could limit our ability to pay dividends, repay debt or repurchase shares of outstanding stock.

Regulation of internet activities
Our business, both directly and indirectly, relies on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the governmental agencies within the U.S. and elsewhere are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our correspondents’ abilities to transact business through the Internet or other electronic communications gateways.
Regulatory capital requirements
As a registered broker-dealer and member of the NASD, our U.S. broker-dealer subsidiary is subject to the SEC’s net capital rule. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Among deductions from net capital are adjustments, which are commonly called “haircuts,” which reflect the possibility of a decline in the market value of firm inventory prior to disposition.
Failure to maintain the required net capital may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and, if not cured, could ultimately require our liquidation. The net capital rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce our net capital below required levels.
The net capital rule also provides that the SEC may restrict any capital withdrawal, including the withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the net capital rule provides that the total outstanding principal amount of a broker-dealer’s indebtedness under specified subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.
A change in the net capital rule, the imposition of new rules or any unusually large charges against net capital could limit some of our operations that require the intensive use of capital and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends, repay debt or repurchase shares of outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.
Our U.K. subsidiary is subject to a capital adequacy test that requires our subsidiary to maintain stockholders’ equity and qualifying subordinated loans in excess of £730,000. If we fail to maintain the required capital, we may be subject to fine, suspension or revocation of our license with the FSA. If our license is suspended or revoked or if the capital adequacy requirements are changed or expanded, we may be required to discontinue our U.K. operations, which could result in diminished revenues.
Penson Financial Services Canada is a member of the Investment Dealers Association of Canada, or the IDA, an approved participant with the Montreal Exchange and a participating organization with the Toronto Stock Exchange and the TSX Venture Exchange and is therefore subject to the IDA and Montreal Exchange rules relating to the maintenance of capital. The IDA regulates the maintenance of capital by member broker-dealers by requiring that broker-dealers periodically calculate their risk adjusted capital, referred to as RAC, in accordance with a prescribed formula which is intended to ensure that members will be in a position to meet their liabilities as they become due.
A member’s RAC is calculated by starting with its net allowable assets, which are assets that are conservatively valued with emphasis on liquidity, and excluding assets that cannot be disposed of in a short time frame or whose current realizable value is not readily known, net of all liabilities, and deducting the applicable minimum capital and margin requirements, adding tax recoveries, if any, and subtracting the member’s securities concentration charge.
Furthermore, the IDA rules provide for an early warning system which is designed to provide advance warning of a member firm encountering financial difficulties. Various parameters based on prescribed calculations involving the firm’s RAC are designed to identify firms with capital adequacy problems. If any of the parameters are violated, several sanctions or restrictions are imposed on the member firm. These sanctions, which may include the early filing of a monthly financial report, a written explanation to the IDA from the Chief Executive Officer and Chief Financial Officer, a description of the resolution, and an on-site visit by an examiner, are designed to reduce further financial deterioration and prevent a subsequent capital deficiency.
Failure of a member firm to maintain the required RAC as computed in accordance with applicable IDA and Montreal Exchange requirements can result in further sanctions such as monetary penalties, suspension or other sanctions, including expulsion of the member.
Margin risk management
Our margin lending activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility or changes in liquidity, over which we have virtually no control.
We attempt to minimize the risks inherent in our margin lending activities by retaining in our margin lending agreements the ability to adjust margin requirements as needed and by exercising a high degree of selectivity when accepting new correspondents. When determining whether to accept a new correspondent, we evaluate, among other factors, the brokerage firm’s experience in the industry, its financial condition and the background of the principals of the firm. In addition, we have multiple layers of protection, including the balances in customers’ accounts, correspondents’ commissions on deposit, clearing deposits and equity in correspondent firms, in the event that a correspondent or one of its customers does not deliver payment for our services. We also maintain a bad debt reserve. Our customer agreements and fully-disclosed clearing agreements require industry arbitration in the event of a dispute. Arbitration is generally less expensive and more timely than dispute resolution through the court system. Although we attempt to minimize the risk associated with our margin lending activities, there is no assurance that the assumptions on which we base our decisions will be correct or that we are in a position to predict factors or events which will have an adverse impact on any individual customer or issuer, or the securities markets in general.
State and provincial regulation
Our subsidiary, PFSI, is a broker-dealer authorized to conduct business in all 50 states under applicable state securities regulations. Penson Financial Services Canada, Inc. is authorized to conduct business in all major provinces in Canada.

Employees
As of February 28, 2006, we had 685 employees associated with continuing operations, of whom 361 were employed in clearing operations, 189 in technology support and development, 40 in sales and marketing and 95 in finance and administration. Of our 685 employees, 457 are employed in the U.S., 52 in the U.K. and 176 in Canada. Our employees are not represented by any collective bargaining organization or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.
Our continued success depends largely on our ability to attract and retain highly skilled personnel. Competition for such personnel is intense, and should we be unable to recruit and retain the necessary personnel, the development, sale and performance of new or enhanced services would likely be delayed or prevented. In addition, difficulties we encounter in attracting and retaining qualified personnel may result in higher than anticipated salaries, benefits and recruiting costs, which could adversely affect our business.
Properties
Our headquarters are located in Dallas, Texas, where we occupy approximately 68,500 square feet under a lease that expires in December 2008. We have two five-year options to extend the lease at the prevailing market rate. Upon the completion of this offering, we will sublease approximately 18,000 square feet of this space to SAMCO Holdings. In addition, we lease approximately 13,000 square feet in London and 28,000 square feet in the Canadian cities of Montreal and Toronto for our subsidiaries. We also lease additional office space at locations in California, New York and Texas to support our operations. We believe that our present facilities, together with our current options to extend lease terms and occupy additional space, are adequate for our current needs.
Legal proceedings
We may be subject to various claims and legal actions arising in the ordinary course of business from time to time. We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results. We and certain of our officers and employees have been subject to legal proceedings in the past and may be subject to legal proceedings in the future. See “Risk factors— All aspects of our business are subject to extensive government regulation. If we fail to comply with these regulations, we may be subject to disciplinary or other action by regulatory organizations, and our business may be harmed.”

Management
Executive officers and directors
Our executive officers and directors and their ages as of February 28, 2006 are as follows:

Name	Age	Position

Roger J. Engemoen, Jr.	52	Chairman of the Board
Philip A. Pendergraft	46	Chief Executive Officer and Director
Daniel P. Son	67	President and Director
Kevin W. McAleer	55	Senior Vice President and Chief Financial Officer
Andrew B. Koslow	45	Senior Vice President and General Counsel
John L. Drew	50	Director
James S. Dyer	62	Director
J. Kelly Gray	52	Director
William D. Gross	63	Director
David Johnson	58	Director
Thomas R. Johnson	38	Director
David M. Kelly	67	Director
David Reed	58	Director
Ronald G. Steinhart	65	Director

Roger J. Engemoen, Jr. has served as our Chairman of the board of directors since September 2000, when we effected our corporate restructuring, and has been Chairman of our predecessor entities since 1995. Since 1998, Mr. Engemoen has also served as Chairman of the companies comprising the SAMCO Division. Mr. Engemoen has also served as an officer and director of both Service Life and Service Lloyds for several years. His service as an officer of these companies solely consists of the provision of investment advisory services through SAMCO. Mr. Engemoen has 30 years of industry experience. Mr. Engemoen holds a B.B.A. in finance and accounting and an M.B.A. in finance from Southern Methodist University.
Philip A. Pendergraft was appointed as our Chief Executive Officer in July 2005. He has also served as our Chief Operating Officer and Treasurer since October 2000. From October 2000 through July 2005, Mr. Pendergraft served as our Executive Vice President. He has served as a member of our board of directors since September 2000, when we effected our corporate restructuring. Mr. Pendergraft served as an executive officer and director of our predecessor entities since 1995, as well as an executive officer and director of the companies comprising the SAMCO Division since 1995. Mr. Pendergraft has 23 years of clearing experience, including starting up three clearing operations, in conjunction with Mr. Son. Mr. Pendergraft holds a B.A. in economics from Trinity University.
Daniel P. Son has served as our President and a member of our board of directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as a Vice President and a member of the board of directors of our predecessor entities as well as an executive officer and director of the companies comprising the SAMCO Division since 1995. Mr. Son has over 30 years of brokerage operations and clearing experience and has started three clearing operations in the last 15 years. Mr. Son holds a B.B.A. in accounting from Southern Methodist University.

Kevin W. McAleer has served as our Senior Vice President and Chief Financial Officer since February 2006. Prior to that Mr. McAleer was an independent financial consultant from February 2004 through February 2006. From February 2002 to October 2003, Mr. McAleer was Executive Vice President and Chief Financial Officer of VarTec Telecom, Inc., which filed for bankruptcy protection in November 2004. From July 2000 to October 2001, Mr. McAleer was Chief Financial Officer of MobileStar Networks, Inc. MobileStar was acquired by T-Mobile utilizing the bankruptcy process in November 2001. From March 1998 to July 2000, Mr. McAleer was Chief Financial Officer of CapRock Communications Inc. Mr. McAleer has 23 years of experience as the Chief Financial Officer for different public and private companies, and 9 years experience at a national public accounting firm. Mr. McAleer holds a B.S. degree from LaSalle University and is a Certified Public Accountant.
Andrew B. Koslow has served as our Senior Vice President and General Counsel since September 2002 and Secretary since July 2005. Prior to joining Penson, Mr. Koslow served as Director, General Counsel and Chief Operating Officer of One Financial Network, Inc., a private financial services company, from June 1999 to December 2002. Also from June 1999 to December 2002, Mr. Koslow served as Managing Director of Whytecliff Capital Corp., a private equity company, and from December 1999 to May 2002 as Director and Secretary of Omnitrix Technologies, Inc., a private technology company. Mr. Koslow has 18 years of experience working with various financial services and technology companies. Mr. Koslow holds a B.A. from Johns Hopkins University, a M.A. from the School of Advanced International Studies of Johns Hopkins University, a C.E.P. from the Institut d’Etudes Politiques de Paris and a J.D. from New York University School of Law.
John L. Drew has served as a member of our board of directors since June 2004. Mr. Drew joined Technology Crossover Ventures (TCV) as a General Partner in January 2002. Prior to TCV, from October 2000 to December 2001, Mr. Drew served as the Chairman and Chief Executive Officer of Lifeline Consulting, Inc. From November 1999 to October 2000, Mr. Drew served as the Executive Vice President and Chief Executive Officer of one of Lucent’s subsidiaries, NetworkCare Professional Services. Prior to joining Lucent, Mr. Drew served as the President and Chief Executive Officer of International Network Services which was acquired by Lucent in November 1999. Mr. Drew is currently serving as a director of Redback Networks Inc. and several privately held companies. Mr. Drew holds a Bachelor of Science degree from the United States Military Academy at West Point and a Master of Science degree in Business Policy from Columbia University.
James S. Dyer has served as a member of our board of directors since September 2000. Dr. Dyer holds the Fondren Centennial Chair in Business at the McCombs School of Business at The University of Texas at Austin, where he has been a professor of management since September 1978. Dr. Dyer served as the Chairman of the Department of Management Science/ Information Systems at the McCombs School of Business at The University of Texas at Austin from 1988 to 1997. Dr. Dyer holds a B.A. in physics and a Ph.D. in business administration from The University of Texas at Austin.
J. Kelly Gray has served as a member of our board of directors since September 2000, when we effected our corporate restructuring and has served as a member of the board of directors of our predecessor entities and the companies comprising the SAMCO Division since 1995. Since 1986, Mr. Gray has served in various capacities for Service Life & Casualty Insurance Company, an insurance company, most recently as Chairman, President and Chief Executive Officer since January 1999. Since 1986, Mr. Gray has also served in various capacities for Service Lloyds Insurance Company, an insurance company, most recently as Chairman, President and Chief Executive Officer since April 2000. Mr. Gray holds a B.B.A. in general business from The University of Texas at Austin.

William D. Gross has served as a member of our board of directors since September 2000, when we effected our corporate restructuring, and has served as a member of the board of directors of our predecessor entities, and of the companies comprising the SAMCO Division since 1995. Mr. Gross has been President of SAMCO Capital Markets since March 1988. Mr. Gross holds a B.A. in liberal arts from The University of Texas at Austin.
David Johnson has served as a member of our board of directors since January 2006. Mr. Johnson also serves as a member of the board of directors of The Clearing Corporation and Condell Medical Center. From 1982 to 2005, he served in various capacities at Morgan Stanley, most recently as a managing director. Mr. Johnson is a member of a number of exchanges, including the Chicago Board Options Exchange, the Chicago Stock Exchange and the American Stock Exchange. He was in the United States Navy Reserve from 1966 until 1972. Mr. Johnson attended the New York School of Finance.
Thomas R. Johnson has served as a member of our board of directors since August 2003. Since November 2001, Mr. Johnson has served as the President, Chief Executive Officer and a member of the board of directors of Call Now, Inc., a publicly traded company. Prior to joining Call Now, Inc., Mr. Johnson was an independent fixed-income bond trader and analyst from January 1999 to November 2001. Mr. Johnson holds a B.A. from St. Lawrence University.
David M. Kelly has served as a member of our board of directors since September 2000. Mr. Kelly retired in February 2000 from his position as President and Chief Executive Officer of the National Securities Clearing Corporation, a position he held from 1983, and as Vice Chairman of DTCC and Vice Chairman and Chief Executive Officer of GSCC. In April 2000, Mr. Kelly joined the board of directors of the Chicago Stock Exchange where he continues to serve. Since September 2000, Mr. Kelly has been an independent trustee of the Street Track Series Trust, part of State Street Global Advisors. Mr. Kelly serves as a director of Custodial Trust Company since April 2003. Mr. Kelly received his B.A. in economics from Michigan State University and served in the U.S. Marine Corps.
David A. Reed has served as a member of our board of directors since January 2006. Mr. Reed has been the managing partner of Causeway Capital Partners, LP since 2000. He founded and has been an advisor for ANSRSource, Inc. since 2003. Also, Mr. Reed has served as an advisor to the board of directors for Lighting Science Group since 2004 and as strategic counsel to the general partners of Red Rock Ventures III since 2001. He served as the chairman of the finance committee for Texas Industries, Inc. from 2000 to 2004. Additionally, he has provided advisory services, such as strategic, account management and account acquisition advice, to companies, including Majesco Software, Inc. (from 2002 to 2004), Stephens, Inc. (from 2001 to 2002), Zantaz, Inc. (from 2001 to 2002) and Exelano, Inc. (2001). Mr. Reed serves as a member of the board of directors of Drew Industries and ENSR International, Inc., both since 2003, and Credant Technologies, Inc. since 2002. In addition, Mr. Reed was a director and member of the audit committee for Extensity, Inc. from 2002 to 2003. From 1974 to 2000, Mr. Reed served in various capacities at Ernst & Young, LLP and was a partner there who served on a number of management committees, including committees responsible for the operations of Ernst & Young, account management of its top 150 global accounts and strategic planning and operating bottom line of its United States audit and tax practices. Mr. Reed is also active in a number of civic and charitable organizations. Mr. Reed holds a B.B.A. in Business Administration, Accounting from Texas Tech University. He also attended the Kellogg Business School Executive Business and Harvard Business School Leadership programs. Additionally, he is a Texas Tech University Distinguished Accounting Alum and Business School Distinguished Alum. He has been a Certified Public Accountant since 1970.
Ronald G. Steinhart has served as a member of our board of directors since January 2006. Mr. Steinhart currently serves on the advisory boards of JP Morgan Chase Dallas and SunTx Capital Partners. He was part of the senior management, and also the president and chief operating officer, of InterFirst Corporation. He took part in establishing Deposit Guaranty Bank, which became Team Bank and later merged with Bank One Texas. Mr. Steinhart was involved with Deposit Guaranty Bank in various capacities, including as its chairman, chief executive officer, president and chief operating officer. Additionally, Mr. Steinhart joined Bank One Corporation Commercial Banking Group as its chairman, chief executive officer and a member of its management committee. He currently serves as a member of the board of directors for Carreker Corporation and United Auto Group, Inc. and as a trustee of MFS/Compass Group of mutual funds. He was a former director of NCH Corporation. Mr. Steinhart is active in a number of civic organizations. In 2002, President Bush appointed him as a member of the United States Holocaust Memorial Council. Mr. Steinhart has a B.B.A. in accounting and a M.B.A. in financing from the University of Texas at Austin. He is a Certified Public Accountant.
Composition of the board of directors
Currently, we have 12 members on our board of directors. In accordance with our amended and restated certificate of incorporation, immediately after this offering our board of directors will be divided into the following three classes with staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2008.
The Class I directors will be Messrs. Engemoen, Johnson (David), Johnson (Thomas) and Kelly, the Class II directors will be Messrs. Gross, Drew, Reed and Pendergraft, and the Class III directors will be Messrs. Gray, Son and Steinhart and Dr. Dyer.
At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Mr. Drew was elected to the board of directors pursuant to a provision in our Voting Agreement dated June 9, 2004 between the Company, TCV V, L.P., TCV V Member Fund, L.P. and the holders of common stock who signed the agreement, which requires the holders of common stock who signed the agreement to vote their shares in favor of a designee of TCV V, L.P. as a director. This agreement terminates upon the closing of this offering in accordance with its terms.
Mr. Thomas Johnson was elected to the board of directors pursuant to a provision in the Convertible Promissory Note dated June 26, 2003 between the Company and Call Now, Inc., which required that the Company use its best efforts to appoint a nominee of Call Now, Inc. to the board of directors.
Board committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. The audit committee assists the board of directors in its oversight of the integrity of the Company’s financial statements, the risk management and internal controls of the Company and the Company’s compliance with legal and regulatory requirements. The audit committee interacts directly with and evaluates the performance of the independent auditors, including determining whether to engage or dismiss the independent auditors and to monitor the independent auditors’ qualifications and independence. The audit committee also pre-approves all audit services and permissible non-audit services provided by the independent auditors. Following the completion of this offering, the audit committee will consist of Messrs. Kelly (Chairman), Reed and Steinhart and Dr. Dyer.
Compensation Committee. The compensation committee assists our board of directors in its oversight of executive compensation, determines our goals and objectives relevant to compensation, and, based on evaluations submitted by management, recommends to our board compensation levels and programs for our board and our executive officers that correspond to our goals and objectives. Following completion of this offering, the compensation committee will consist of Messrs. Drew (Chairman), Kelly and David Johnson.
Nominating and Corporate Governance Committee. The nominating and corporate governance committee considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develops and recommends governance principles applicable to us. Following completion of this offering, the nominating and corporate governance committee will consist of Messrs. Drew and Thomas Johnson and Dr. Dyer.
Code of ethics
Our board of directors has adopted a code of ethics, which establishes standards of ethical conduct applicable to all of our directors, officers and employees. Our code of ethics will be available on our website prior to the closing of the offering.
Director compensation
Employee directors do not receive cash compensation for their service on our board of directors. Non-employee directors receive an annual retainer of $12,000 plus $2,000 per month, as well as reimbursement for reasonable expenses incurred in connection with serving as a director. The chairman of the audit committee receives an additional $3,000 per month. Each other member of the audit committee receives an additional $1,000 per month. Each member of the compensation committee and the nominating and corporate governance committee receives an additional $500 per month. Each non-employee member of the board of directors will receive on the offering date an option to purchase 25,000 shares of common stock with an exercise price equal to the initial public offering price. Thereafter, any new non-employee member of the board of directors will receive an option to purchase 25,000 shares of common stock on the date such individual joins the board of directors, provided such individual has not previously been employed by us or any parent or subsidiary corporation. All such initial option grants will vest in quarterly installments over a three year vesting period. In addition, on the date of each annual stockholders meeting beginning in 2006, each non-employee member of the board of directors will be automatically granted an option to purchase 5,000 shares of common stock which will vest in quarterly installments over a one year vesting period. These grants to board members have not yet been made.
Compensation committee interlocks and insider participation
Our compensation committee currently consists of Messrs. Drew, Engemoen and Kelly and Dr. Dyer. Upon consummation of this offering, the compensation committee will consist of Messrs. Drew (Chairman), Kelly and David Johnson.

During our last completed fiscal year, Mr. Engemoen served as our Chairman of the board of directors.
Pursuant to the $32 million term loan from Guaranty Bank, dated April 30, 2001, as amended March 24, 2005 and May 6, 2005, Mr. Engemoen executed a Guaranty Agreement dated December 31, 2002, as reaffirmed by the December 28, 2005 amendment to the Guaranty Bank loan agreement. Under the Guaranty Agreement, Mr. Engemoen’s current liability is limited to $1.4 million.
In connection with a series of private placements from June 2002 to December 2003, we sold 44,643 shares of common stock at $1.12 per share and 373,134 shares of common stock at $1.34 per share to Mr. Engemoen, and sold 47,143 shares of common stock at $1.12 per share and 18,657 shares of common stock at $1.34 per share to Dr. Dyer. Of the shares purchased by Dr. Dyer, 3,946 are held by Austin Trust Company FBO James Dyer IRA and 14,711 shares are held by Austin Trust Company FBO James Dyer Rollover IRA.
On December 6, 2001, one of the subsidiaries of the SAMCO Division entered into a promissory note in the principal amount of $5.0 million with Service Lloyds Insurance Company (Service Lloyds). In January 2003, we purchased the SAMCO Division (as further described in “Certain relationships and related transactions”), and this note is now included in notes payable in the consolidated statement of financial condition. Service Lloyds is owned by the Gray Family, which includes J. Kelly Gray, JoAnn Gray Smith, Janey Gray Trowbridge, and The Gray Family Trust who collectively hold 8,019,000 shares of the Company’s common stock. Mr. Gray is also Chairman and President of Service Lloyds. Mr. Engemoen is also an executive officer and director of Service Lloyds. Interest on the note accrues at an annual rate of 8% from the date of the note until the maturity date of November 1, 2006. As of December 31, 2005, the outstanding balance under this note was $1.0 million. In connection with this note, a majority of the shares of common stock of Penson Worldwide, Inc. are currently pledged as security.
In addition to the outstanding Service Lloyds note dated December 6, 2001, one of the subsidiaries of the SAMCO Division entered into previous promissory notes in favor of Service Lloyds which we acquired in January 2003 but which are no longer outstanding, including: a note dated July 31, 1997 in the principal amount of $2.0 million with a maturity date of October 1, 2004, and a note dated August 15, 1997 in the principal amount of $5.0 million with a maturity date of October 1, 2004.
Certain subsidiaries of the Company have entered into property leases in the ordinary course of business with Service Life & Casualty Insurance Company (Service Life), a private company owned by the Gray Family, which includes J. Kelly Gray, JoAnn Gray Smith, Janey Gray Trowbridge, and The Gray Family Trust, who collectively hold 8,019,000 shares of the Company’s common stock. Mr. Gray is also Chairman, President and Chief Executive Officer of Service Life. Mr. Engemoen is also an executive officer and director of Service Life. Payments under these leases total approximately $300,000 per year.

Executive compensation
The following table sets forth all compensation received during fiscal 2005 by our Principal Executive Officer and four of our other most highly compensated executive officers during 2005. We refer to these officers collectively as our “named executive officers.” Perquisites and other personal benefits paid to officers in the table below are less than the minimum reporting thresholds and are represented in the table below by “—.”

					Long-term
					compensation awards
		Annual compensation
					Restricted		Securities	All other
				Other annual	stock		underlying	compen-
Name and principal position	Year	Salary	Bonus	compensation	awards		options	sations

Roger J. Engemoen, Jr.(1)	2005	$0	$1,069,758	—	—		—	—
Chairman
Philip A. Pendergraft	2005	$100,000	$1,643,863	—	—		—	—
Chief Executive Officer
Daniel P. Son	2005	$100,000	$1,638,263	—	—		—	—
President
David R. Henkel(2)	2005	$243,589	$200,000	—	186,800	(3)	—	—
Senior Vice President and
Chief Financial Officer
Andrew B. Koslow	2005	$417,200	$370,000	—	186,800	(4)	—	—
Senior Vice President and
General Counsel

(1)	Includes amounts paid by Service Life and reimbursed by the Company, as described under “Certain relationships and related transactions.”

(2)	Mr. Henkel was our Senior Vice President and Chief Financial Officer from February 2002 until February 2006, when Kevin McAleer assumed the positions of Senior Vice President and Chief Financial Officer. Mr. Henkel now serves as the Company’s Senior Vice President of Finance.

(3)	During the year ended December 31, 2005, Mr. Henkel was granted 40,000 restricted stock units with an aggregate value of $186,000. These units vest as follows: 1/8 of the restricted stock units on December 31, 2005 and 7/8 vest in 14 successive equal quarterly installments upon completion of each additional three month period of service thereafter. As of December 31, 2005, 5,000 units were vested and the underlying shares of common stock were issued in 2006.

(4)	During the year ended December 31, 2005, Mr. Koslow was granted 40,000 Restricted Stock Units with an aggregate value of $186,800. These units vest as follows: 1/8 of the restricted stock units on December 31, 2005 and 7/8 vest in 14 successive equal quarterly installments upon completion of each additional three month period of service thereafter. As of December 31, 2005, 5,000 units were vested and the underlying shares of common stock were issued in 2006.

Stock options and restricted stock units granted in last fiscal year
No options to purchase our common stock were granted to the named executive officers during the year ended December 31, 2005. During that year, 80,000 restricted stock units were granted to the named executive officers as a group. Restricted stock units are described under “Benefit plans—Amended and Restated 2000 Stock Incentive Plan—Plan features” below.

Aggregated option exercises in the year ended December 31, 2005 and year-end option values
None of the named executive officers exercised options during the fiscal year ended December 31, 2005. The following table sets forth the number and value of securities underlying options held by our named executive officers as of December 31, 2005.

Number of securities
	underlying		Value of unexercised
	unexercised options		in-the-money options
	at fiscal year-end(#)		at fiscal year-end($)(1)
Name	exercisable/unexercisable		exercisable/unexercisable

Roger J. Engemoen, Jr.	—		—
Chairman
Philip A. Pendergraft	—		—
Chief Executive Officer
Daniel P. Son	—		—
President
David R. Henkel(2)	200,000(3	)/—	/
Senior Vice President and
Chief Financial Officer
Andrew B. Koslow	75,000(4	)/—	/
Senior Vice President and
General Counsel

(1) There was no public trading market for our common stock as of December 31, 2005. Accordingly, these values have been calculated on the basis of the assumed public offering price of $              per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.
(2) Mr. Henkel was our Senior Vice President and Chief Financial Officer from February 2002 until February 2006, when Kevin McAleer assumed the positions of Senior Vice President and Chief Financial Officer. Mr. Henkel now serves as the Company’s Senior Vice President of Finance.
(3) As of December 31, 2005, 4,166 of the 200,000 shares were subject to repurchase by us, at the original exercise price paid per share, should Mr. Henkel leave our employ or service prior to vesting in those shares.
(4) The option is immediately exercisable for all the option shares. However, as of December 31, 2005, 9,135 of the 75,000 shares subject to the option were subject to repurchase by us, at the original exercise price paid per share, should Mr. Koslow leave our employ or service prior to vesting in those shares.
Benefit plans
Amended and Restated 2000 Stock Incentive Plan
Introduction
Our 2000 Stock Incentive Plan was initially adopted by our board on August 30, 2000, and was approved by the stockholders effective as of September 1, 2000; our 2000 plan was subsequently amended on July 26, 2005 and approved by the stockholders on September 28, 2005.
Share reserve
6,500,000 shares of common stock have been authorized for issuance under our 2000 plan. The number of shares of common stock reserved for issuance under our 2000 plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2006, by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 650,000 shares. Upon exercise of a stock appreciation right or in the event the exercise price of an option is paid in shares or the Company withholds shares in satisfaction of withholding taxes due upon exercise, or issuance of shares, under an award, the share reserve under the 2000 plan will be reduced only by the net number of shares issued. In addition, no participant in our 2000 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock awards (whether in the form of vested or unvested shares or restricted stock units or other stock-based award) for more than 2,000,000 shares of common stock per calendar year.
Equity incentive programs
Our 2000 plan is divided into three separate components:

•	the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of such common stock;

•	the stock issuance program, under which such individuals may be issued fully-vested shares directly as a bonus for past services or may otherwise be issued shares of common stock which vest upon their completion of a designated service period or our attainment of prescribed milestones or may be issued restricted stock units which vest upon similar events but defer the actual share issuance until a later date; and

•	the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.
Eligibility
The individuals eligible to participate in the discretionary grant and stock issuance programs are employees, non-employee members of the board of directors or the board of directors of any parent or subsidiary and consultants and other independent advisors who provide services to the Company (or any parent or subsidiary). Only non-employee board members are eligible to participate in the automatic grant program.
Administration
The Compensation Committee shall have the authority to administer the discretionary grant program and the stock issuance program. The administrator will determine which eligible individuals are to receive awards under those programs, the time or times when the awards are to be made, the number of shares subject to each such award, the vesting schedule to be in effect for each such award, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the maximum term for which any granted option or stock appreciation right is to remain outstanding. The administrator also has the authority to amend, modify or cancel any outstanding award with the consent of the holder or accelerate the vesting of such award, and to take any other discretionary actions as permitted under the terms of the applicable program.
Plan features
Our 2000 plan will include the following features:

•	Options granted under the discretionary grant program will not have a term in excess of ten years, subject to earlier termination following the optionee’s cessation of service with us, and will generally vest and become exercisable in installments over the optionee’s period of service.

•	The exercise price for the shares of common stock subject to option grants made under our 2000 plan will be determined by the plan administrator and may be paid in cash or check made payable to the Company or in shares of common stock held for the requisite period necessary to avoid a charge to the Company’s earnings for financial reporting purposes and valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

•	Three types of stock appreciation rights may be granted under the discretionary grant program: tandem stock appreciation rights, stand-alone stock appreciation rights and limited stock appreciation rights.

•	Tandem stock appreciation rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares.

•	Stand-alone stock appreciation rights will allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of (i) the aggregate fair market value on the exercise date of the shares of common stock as to which those rights are exercised over (ii) the aggregate base price in effect for those shares.

•	Limited stock appreciation rights may be included in one or more grants made under the discretionary grant program. Upon the successful completion of a hostile tender offer for more than fifty percent of our outstanding voting securities or a change in a majority of our board of directors as a result of one or more contested elections for board membership, each outstanding option with such a limited stock appreciation right could be surrendered to us in return for a distribution per surrendered option share equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the highest tender offer price paid per share in the hostile take-over over (ii) the exercise price payable per share under such option.

•	The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may, at the discretion of the plan administrator, be made in cash, in shares of our common stock, or partly in shares and partly in cash. All payments with respect to exercised limited stock appreciation rights will be made in cash.

•	The plan administrator will have the authority to cancel outstanding options or stock appreciation rights under the discretionary grant program in return for (i) the grant of new options or stock appreciation rights for the same or a different number of shares with an exercise or base price per share based on the fair market value of our common stock on the new grant date or (ii) cash or shares of our common stock (whether vested or unvested) equal in value to the value of the cancelled options or stock appreciation rights. Alternatively, the plan administrator could simply reduce the exercise or base price of one or more outstanding options or stock appreciation rights to the then current market price or issue new options or stock appreciation rights with a lower exercise or base price in immediate cancellation of outstanding options or stock appreciation rights.

•	Under the stock issuance program, eligible persons may be issued shares of our common stock, without any required cash outlay or other payment, pursuant to restricted stock awards, restricted stock units or other share right awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones and require no cash payment to us. Shares may also be issued under the program through direct purchase or as a bonus for services rendered to us or our subsidiaries. Shares subject to a restricted stock unit or other stock-based award may have a deferred issuance date following the vesting of the award, including (without limitation) a deferred distribution date following the termination of the individual’s service with us.

•	The 2000 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants, stock appreciation rights and direct stock awards:

•	In the event of a change in control, each outstanding option or stock appreciation right under the discretionary grant program which is not to be assumed by the successor corporation or otherwise continued in effect will automatically vest in full on an accelerated basis. However, the plan administrator will have the authority to grant options or stock appreciation rights which will immediately vest in the event of a change in control, even if those options or stock appreciation rights are to be assumed by the successor corporation or otherwise continued in effect.

•	The plan administrator may also grant options or stock appreciation rights which will vest as to all the underlying shares in the event those options or stock appreciation rights are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

•	Outstanding stock awards (whether unvested shares, restricted stock units or other stock-based awards) under the stock issuance program may be structured so that those awards will vest immediately upon the occurrence of a change in control event or upon a subsequent termination of the individual’s service with us or the acquiring entity.

•	The plan administrator may issue awards which will vest in connection with the successful completion of a hostile tender offer for more than fifty percent of our outstanding voting stock or a change in a majority of our board of directors as a result of one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual’s service.

•	A change in control shall occur in the event (i) we are acquired through merger or asset sale or (ii) there occurs an acquisition, directly or indirectly by any person or related group of persons, of beneficial ownership of securities possessing more than fifty percent of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which the board of directors recommends such shareholders accept.
Automatic option grant program
Under the automatic option grant program, each individual who is serving as a non-employee board member on the date the underwriting agreement for this stock offering is signed will automatically receive an option grant for 25,000 shares. Each individual who first becomes a non-employee board member after the date of this stock offering will automatically receive an option grant for 25,000 shares on the date such individual joins the board, provided such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the completion of this offering, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has not previously been employed by us.
Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each initial 25,000-share automatic option grant will vest in a series of twelve quarterly installments upon the optionee’s completion of each quarter of board service over the three-year period measured from the grant date. The shares subject to each annual 5,000-share automatic option grant will vest upon the optionee’s completion of each quarter of board service over the one year period measured from the grant date. However, the shares will immediately vest in full upon the optionee’s death or disability while a board member, or upon a change in control or a hostile take-over. Limited stock appreciation rights will be included as part of each grant made under the automatic option grant program.
Our compensation committee may award to one or more non-employee board members, in lieu of the initial or annual option grants, unvested shares of our common stock or restricted stock units covering such shares with an aggregate fair market value equal to the value of the option grant which the award replaces; any such award will be made at the same time and subject to the same vesting schedule in effect for the replaced option grant.
The board may amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan will terminate no later than July 25, 2015.
2005 Employee Stock Purchase Plan
Introduction
Our Employee Stock Purchase Plan was adopted by the board on July 26, 2005 and approved by the stockholders on September 28, 2005. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.
Share reserve
750,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2007, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 150,000 shares.
Offering periods
The plan will have a series of overlapping offering periods, each with a duration (not to exceed twenty-four (24) months) determined by our plan administrator prior to the start date. We intend to implement the plan with six (6) month offering periods. Offering periods will begin at semi-annual intervals as determined by the plan administrator. However, the initial offering period will begin on the date the underwriting agreement for this offering.
Eligible employees
Individuals regularly expected to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.
Payroll deductions
The plan provides that a participant may contribute any multiple of 1% of his or her base salary up to 15% (or such lesser percentage as may be specified by the plan administrator prior to the start date of the offering period) through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share shall be determined by the plan administrator at the start of each offering period and shall not be less than 85% of the lower of the fair market value per share on the start date of the offering period in which the participant is enrolled or the fair market value per share on the semi-annual purchase date. We intend to implement the plan to provide that the purchase price shall not be less than 90% of the lower of the fair market value per share on the start date or the purchase date. The plan administrator shall have the discretionary authority to establish the maximum number of shares of common stock purchasable per participant and in total by all participants in that particular offering period.
Reset feature
If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the offering period, then the individuals participating in that offering period will, immediately after the purchase of shares of our common stock on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such purchase date.
Change in control
In the event of a change in control, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the change in control. The purchase price shall not be less than 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the change in control occurs or, if lower, 85% of the fair market value per share immediately prior to the change in control.
A change in control shall occur in the event (i) we are acquired through merger or asset sale or (ii) there occurs an acquisition, directly or indirectly by any person or related group of persons, of beneficial ownership of securities possessing more than fifty percent of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which the board of directors recommends such shareholders accept.
Miscellaneous provisions
The following provisions will also be in effect under the plan:

•	Our board of directors may amend, suspend or terminate the plan at any time, effective immediately following any semi-annual purchase date. However, the plan may be amended or terminated immediately if and to the extent necessary to assure that no compensation expense will be required for financial reporting purposes in connection with the shares of our common stock offered for purchase under the plan.

•	The plan will terminate no later than the last business day of June 2015.

•	Stockholder approval will be required for any amendments which increase the number of shares of our common stock issuable under the plan, except for permissible adjustments in the event of certain changes in our capital structure, alter the purchase price formula so as to reduce the purchase price payable for the shares purchasable under the plan or modify the eligibility requirements for participation in the plan.
Limitation of liability and indemnification matters
Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the Company or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors and officers under the provisions contained in our charter documents, Delaware law or otherwise, we are aware that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than for the payment by us of expenses incurred or paid by one of our directors or officers for the successful defense of any action, suit or proceeding, is asserted by such director or officer, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless in the opinion of our counsel the matter has been settled by controlling precedent.
We have entered into agreements to indemnify our directors and executive officers and certain of the officers and directors of our subsidiaries in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of these directors and officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer of our company, any subsidiary of our company or any other entity to which the person provides services at our request. In addition, prior to the consummation of this offering, we will obtain directors’ and officers’ insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Certain relationships and related transactions
Private placement of equity
5% Stockholders, directors and executive officers
Since January 2002, we have raised capital primarily through the sale of our common stock and Series A and Series B Preferred Stock, including the following sales to holders of more than 5% of our common stock and to our directors and executive officers:

•	we sold 44,643 shares of common stock at $1.12 per share and 373,134 shares of common stock at $1.34 per share to Roger J. Engemoen, the Chairman of our board of directors.

•	we sold 44,643 shares of common stock at $1.12 per share and 298,507 shares of common stock at $1.34 per share to William D. Gross, one of our directors.

•	we sold 47,143 shares of common stock at $1.12 per share and 27,857 shares of common stock at $1.34 per share to David M. Kelly, one of our directors.

•	we sold 44,786 shares of common stock at $1.12 per share to Philip A. Pendergraft, Chief Executive Officer of the Company and one of our directors.

•	we sold 47,143 shares of common stock at $1.12 per share and 18,657 shares of common stock at $1.34 per share to James S. Dyer, one of our directors. Of the shares purchased by Dr. Dyer, 3,946 are held by Austin Trust Company FBO James Dyer IRA and 14,711 shares are held by Austin Trust Company FBO James Dyer Rollover IRA.
On June 9, 2004, TCV V, L.P. and TCV V Member Fund, L.P. (the TCV Funds) purchased a total of 3,265,306 shares of Series A Preferred Stock for a total cost of $12.8 million and 3,112,245 shares of Series A Preferred Stock for a total of $12.2 million on August 31, 2004. The rights and preferences of the Series A Preferred Stock are described under “Description of capital stock—Preferred stock.” John Drew, one of our directors, is a member of Technology Crossover Management V, L.L.C., which is the general partner of each of the TCV Funds. As a result of these transactions, the TCV Funds collectively became a holder of greater than 5% of our stock.
On September 30, 2005 the TCV Funds purchased a total of 2,253,623 shares of Series B Preferred Stock for a total cost of $10.0 million. The rights and preferences of the Series B Preferred Stock are described under “Description of capital stock—Preferred stock.”
Other transactions
Promissory notes
On December 6, 2001, one of the companies within SAMCO Division entered into a promissory note in the principal amount of $5.0 million with Service Lloyds Insurance Company (Service Lloyds). In January 2003, we purchased the SAMCO Division (as further described in “Certain relationships and related transactions”), and this note is now included in notes payable in the consolidated statement of financial condition. Service Lloyds is owned by the Gray Family, which includes J. Kelly Gray, JoAnn Gray Smith, Janey Gray Trowbridge, and The Gray Family Trust who collectively hold 8,019,000 shares of the Company’s common stock. Mr. Gray is also Chairman and President of Service Lloyds. Mr. Engemoen is also an officer and director of Service Lloyds. Interest on the note accrues at an annual rate of 8% from the date of the note until the maturity date of November 1, 2006. As of December 31, 2005, the outstanding balance under this note was $1.0 million. In connection with this note, a majority of the shares of common stock of Penson Worldwide, Inc. are currently pledged as security.

In addition to the outstanding Service Lloyds note dated December 6, 2001, Penson entered into previous promissory notes in favor of Service Lloyds, none of which are currently outstanding, including: a note dated July 31, 1997 in the principal amount of $2.0 million with a maturity date of October 1, 2004, and a note dated August 15, 1997 in the principal amount of $5.0 million with a maturity date of October 1, 2004.
On June 26, 2003, Call Now, Inc. entered into a convertible promissory note in the principal amount of $6.0 million with Penson. On December 23, 2003, Call Now, Inc. entered into a promissory note in the principal amount of $0.6 million with Penson. On December 23, 2003, Thomas R. Johnson, one of our directors, entered into a convertible promissory note in the principal amount of $0.05 million with Penson. Interest on these convertible notes accrued at a rate of 5% above the brokers call rate, which approximated 9% at December 31, 2004. These notes were converted to 3,308,457 shares of common stock on June 30, 2005 at a conversion price of $2.01 per share, pursuant to the terms of the note. Upon acquiring this note, Call Now, Inc. became a holder of greater than 5% of our stock. Thomas R. Johnson, one of our directors, is the President, Chief Executive Officer and a member of the board of directors of Call Now, Inc.
On June 30, 2003, Philip A. Pendergraft, Chief Executive Officer of the Company and one of our directors, entered into a convertible promissory note in the principal amount of $0.25 million with Penson. Interest on this convertible note accrued at a rate of 5% above the brokers call rate, which approximated 9% at December 31, 2004. This note was converted to 124,378 shares of common stock on June 30, 2005 at a conversion price of $2.01 per share, pursuant to the terms of the note.
Personal guarantees
Pursuant to the $32 million term loan from Guaranty Bank, dated April 30, 2001, as amended on September 30, 2005, four of our directors, Roger J. Engemoen, Jr., William D. Gross, Philip A. Pendergraft and Daniel P. Son executed Guaranty Agreements dated December 31, 2002, as reaffirmed by the September 30, 2005 amendment to the Guaranty Bank loan agreement. Under the Guaranty Agreements, the foregoing guarantors’ respective liabilities are limited as follows:

Guarantor

Roger J. Engemoen, Jr.	$1,408,000
William D. Gross	$864,000
Philip A. Pendergraft	$864,000
Daniel P. Son	$864,000

None of the above persons has been compensated by the Company for executing the Guaranty Agreements. We believe that the foregoing transactions were on terms no less favorable to us than could be obtained from unaffiliated third parties.
Certain relationships and transactions
Christine Pendergraft, daughter of Philip A. Pendergraft, Chief Executive Officer of the Company and one of our directors, is currently an employee of the Company and has earned total compensation of $53,208, $55,125 and $61,954 in 2003, 2004 and 2005, respectively.
Certain subsidiaries of the Company have entered into property leases in the ordinary course of business with Service Life & Casualty Insurance Company (Service Life), a private company owned by the Gray Family, which includes J. Kelly Gray, JoAnn Gray Smith, Janey Gray Trowbridge, and The Gray Family Trust who collectively hold 8,019,000 shares of the Company’s common stock. Mr. Gray is also Chairman, President and Chief Executive Officer of Service Life. Roger J. Engemoen, Jr., our Chairman, is also an officer and director of Service Life. Payments under these leases total approximately $300,000 per year.
Certain of the SAMCO Division businesses operating as our subsidiaries have also entered into ordinary course investment advisory customer agreements with Service Life and Service Lloyds. In consideration of the investment advisory services he provides to these companies through SAMCO, they pay Mr. Engemoen directly an amount based on the amount of their assets under management. In 2004 these payments consisted of $150,000 in advances and additional payments of approximately $300,000. The SAMCO Division’s invoices to Service Life and Service Lloyds for its services are offset in part by the total compensation paid directly to Mr. Engemoen, and by the rent payments described above.
In September 2003, SAMCO Capital Markets, one of the companies within the SAMCO Division, and William D. Gross, a director, each invested $250,000 in Service Capital Advisors, LLC (SCA), whereby each acquired a 25% interest in SCA. SCA is the general partner of Service Equity Partners, LP (SEP), a $90 million private equity fund. In June 2004, Philip A. Pendergraft, Chief Executive Officer of the Company and a director, invested $200,000 in SEP. In June 2004, James S. Dyer, one of our directors, and his wife Catherine A. Dyer together invested $75,000 in SEP. Also in June 2004, Service Lloyds and Service Life each individually invested $4.5 million in SEP.
Other information
Some of our directors and officers and their affiliates have from time to time maintained brokerage accounts with us directly or indirectly through our correspondents, and we may extend margin credit to these individuals or entities through these accounts and cash balances in these accounts may earn interest. All such accounts are established in the ordinary course of business and are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable accounts we maintain with our correspondents and their customers. In no case has the amount of payments we have received from an entity affiliated with any of our officers or directors in connection with such an account exceeded five percent of our gross revenues or the other entity’s gross revenues for the year in which it held that account.
Registration rights
For information on registration rights we have granted to some of our officers and directors, please see “Description of capital stock— Registration rights.”
SAMCO Division and split off transaction
While our core business is focused on providing securities-processing infrastructure products and services to the global securities and investment industry, we have in the past acquired and operated other lines of business that are not part of our core business. From 1995 through September 2000, our predecessor entity operated certain non-core businesses in the securities industry comprised of fixed income underwriting, sales and trading, investment banking, public finance, research, and institutional and high net worth sales, as well as retail brokerage and registered investment advisory businesses and the offering of private equity funds. We refer to the businesses which comprise these non-core operations as the SAMCO Division.
In September 2000, in contemplation of an initial public offering, our predecessor entity distributed all of the shares representing the SAMCO Division to its shareholders on a pro-rata basis in what we believe was a tax-free distribution. As a result of this distribution, the results of the SAMCO Division are shown as discontinued operations in our financial statements for the period in 2000 prior to the restructuring.

Following our decision not to proceed with an initial public offering at that time, we reacquired the SAMCO Division from all of our stockholders who had been stockholders at the time of the distribution in September 2000 on a pro-rata basis in January 2003 for no consideration. Since then, the businesses comprising the SAMCO Division have been operated by a number of direct and indirect wholly-owned subsidiaries of Penson.
We have determined to focus on our core business as a public company and that the businesses within the SAMCO Division would not be appropriate operations for us as a public company. Accordingly, it is our intention in connection and concurrently with this public offering, to effect a restructuring so as to split off the SAMCO Division from Penson. It is possible, however, that we may elect to complete the reorganization in advance of the initial public offering particularly if SAMCO Holdings elects to exercise its option to purchase the Keefe Entities discussed below prior to completion of the initial public offering.
In order to effect the restructuring, we will reorganize the SAMCO Division along with certain related business operations that we acquired subsequent to January 2003 (which now operate within the SAMCO Division), and transfer substantially all of the assets and liabilities associated with the SAMCO Division to a newly-formed holding company (known as SAMCO Holdings) and its wholly-owned subsidiaries. In addition to the transfer of substantially all of the assets and liabilities of the SAMCO Division we will also make a capital contribution to SAMCO Holdings. The stock of SAMCO Holdings will then be exchanged for an aggregate of 2.5 million shares of Penson common stock. The capital contribution to SAMCO Holdings will be in an amount equal to the difference between the net book value of the SAMCO Division as of December 31, 2005 and the value of the 2.5 million shares of Penson common stock to be exchanged. The Penson common stock will be valued, for these purposes, at the initial offering price per share of Penson stock in the initial public offering. It is currently anticipated that SAMCO will hold approximately $           million in cash on the date of the split off. The opportunity to exchange Penson common stock for stock in SAMCO Holdings was offered to all Penson stockholders of record as of February 7, 2006 on a pro rata basis, although stockholders may elect to exchange additional shares or less than their full pro rata share or may decline to participate at all. Penson has structured this split off transaction with the intent that it will be treated as a tax-free transaction for Penson, SAMCO and participating stockholders, although no tax opinion has been obtained. Among other requirements, to be treated as tax-free it is necessary for the holders of a majority of the outstanding shares of Penson to own a majority of the outstanding shares of SAMCO immediately following the split off. Our determination was based on our review of the relevant tax regulations regarding this type of transaction and the specific structure selected. If the transaction were determined to be taxable, Penson would recognize taxable gain equal to the excess of the value received by Penson, in the form of returned Penson shares, over the tax basis in the assets of SAMCO. Because of the nature of the SAMCO assets, particularly the large proportion of cash, we do not believe any such taxable gain would result in a significant tax liability for Penson.
Among the assets held by the SAMCO Division are securities representing minority interests in certain private companies, known as the Keefe Entities. In the split off transaction, the minority interests held in the Keefe Entities will be transferred to SAMCO Holdings. Additionally, SAMCO Holdings has entered into a Purchase Option Agreement with the other members of the Keefe Entities pursuant to which SAMCO Holdings has an option to acquire the remaining equity interests in the Keefe Entities. If exercised, this option would result in the creation of a new holding company called Keefe SAMCO Holdings, Inc. The stock of SAMCO Holdings would be exchanged for stock of Keefe SAMCO with SAMCO Holdings becoming a wholly owned subsidiary of Keefe SAMCO Holdings. Simultaneously with this exchange the other members of the Keefe Entities would exchange their equity interests in the Keefe Entities for stock of Keefe SAMCO Holdings, such that the Keefe Entities would also become wholly owned subsidiaries of Keefe SAMCO Holdings. The amount of Keefe SAMCO Holdings stock to be issued to the members of the Keefe Entities (other than SAMCO Holdings) would be between 17.25 and 19.99 per cent of the total issued stock of Keefe SAMCO Holdings. The decision to exercise the option is in SAMCO Holdings’ discretion, though it is subject to a number of conditions precedent in favor of the other members of the Keefe Entities and Keefe SAMCO Holdings. Principal among these are a requirement that the reorganization to split off the SAMCO Division have occurred and that the tangible common equity of Keefe SAMCO Holdings after the exercise of the option will be at least $13.75 million. SAMCO Holdings has until September 30, 2006 to decide whether or not to exercise this option. SAMCO Holdings will not exercise the option prior to completion of the split off transaction in any event.
Following the split off, Penson and SAMCO Holdings will be operated independently, but the SAMCO Holdings businesses will, at least for a transitional period, have continued operational support from Penson, through a transitional services agreement which will provide for certain shared facilities, a sublease of approximately 18,000 square feet of office space in Dallas, Texas occupied by the SAMCO Holdings businesses, and certain shared administrative functions. These services will be provided on a cost pass-through basis. The SAMCO Holdings businesses will also continue to maintain clearing agreements with Penson. In addition, because the split off is only available to Penson stockholders, following the split off there will be substantial common ownership between Penson and SAMCO Holdings. Messrs. Engemoen, Pendergraft, Son, Gray and Gross, directors of Penson, have indicated that they intend to participate in the exchange offer and, as a result, they will control a significant portion of SAMCO Holdings following the split off. Mr. Engemoen will serve as our Chairman and as the Chairman of SAMCO Holdings, and Messrs. Gross and Gray will serve as directors of Penson and directors of SAMCO Holdings. Messrs. Engemoen and Gross will be employees of SAMCO Holdings.
Employment agreements
David Henkel
On January 16, 2002, David Henkel entered into an Employment Letter Agreement with Penson. Under the agreement, Mr. Henkel serves as Senior Vice President and Chief Financial Officer of Penson Worldwide, Inc., and Chief Financial Officer of our U.S. regulated subsidiaries for an indefinite term. Under the terms of the agreement, Penson will pay Mr. Henkel an annual base salary of $200,000, he will be eligible to receive an annual bonus as determined in accordance with our discretionary bonus policy and will be able to participate in equity-based compensation plans. In his first year of employment, Mr. Henkel was eligible for a bonus of not less than $100,000. In addition, Mr. Henkel received an initial grant of options to purchase 200,000 shares of common stock at a per share price of $1.66, which vest at 6.25% per quarter. If Mr. Henkel is terminated for a reason other than for cause, Mr. Henkel’s termination will entitle him to a severance package including three months of his base salary at the time of termination for each six months of employment completed, up to a maximum of six months total severance. The agreement also provides that, should Penson undergo a change of control, and Mr. Henkel is subsequently terminated within one year of such change of control, then 50% of Mr. Henkel’s unvested options will vest immediately. Mr. Henkel stepped down from his position in February 2006 when Kevin McAleer became Senior Vice President and Chief Financial Officer of the Company. Mr. Henkel currently serves as the Company’s Senior Vice President of Finance.

Andrew Koslow
On August 26, 2002, Andrew Koslow entered into an Employment Letter Agreement with Penson. Under the agreement, Mr. Koslow serves as Senior Vice President and General Counsel of Penson Worldwide, Inc. for an indefinite term. Under the terms of the agreement, Penson will pay Mr. Koslow an annual base salary of $300,000, he will be eligible to receive an annual bonus as determined in accordance with our discretionary bonus policy and will be able to participate in equity-based compensation plans. In his first year of employment, Mr. Koslow was guaranteed a bonus of $100,000. In addition, Mr. Koslow received an initial grant of options to purchase 75,000 shares of common stock at $1.76 per share, which vest at 6.98% per quarter beginning September 1, 2002. If Mr. Koslow is terminated for a reason other than for cause, Mr. Koslow’s termination will entitle him to a severance package including six months of his base salary at the time of termination. The agreement also provides that, should Penson undergo a change of control, and Mr. Koslow is subsequently terminated within one year of such change of control, then 50% of Mr. Koslow’s unvested options will vest immediately.
Kevin McAleer
On February 15, 2006, Kevin McAleer entered into an Employment Letter Agreement with Penson. Under the agreement, Mr. McAleer serves as Senior Vice President and Chief Financial Officer of Penson Worldwide, Inc., and Chief Financial Officer of our U.S. regulated entities for an indefinite term. Under the terms of the agreement, Penson will pay Mr. McAleer an annual base salary of $225,000, and he will be eligible to receive an annual bonus as determined in accordance with our discretionary bonus policy and will be able to participate in equity-based compensation plans. Upon commencement of his employment, Mr. McAleer received a one time payment of $30,000 from the Company to assist in the closing of his consulting practice. Mr. McAleer received an initial grant of 40,000 restricted stock units, which vest as follows: 1/12 on June 30, 2006, 7/8 in 14 successive equal quarterly installments thereafter and the remaining 1/24 on February 27, 2010. The agreement provides that, upon Penson’s initial public offering, Mr. McAleer shall be awarded an additional grant of options to purchase another 40,000 shares of common stock at the initial public offering price. If Mr. McAleer is terminated for a reason other than for cause, Mr. McAleer’s termination will entitle him to a severance package including three months of his base salary plus an additional month of salary for each six months of completed employment, up to a maximum of six months total severance. The agreement also provides that, should Penson undergo a change of control, and Mr. McAleer is subsequently terminated within one year of such change of control for a reason other than cause, then 50% of Mr. McAleer’s remaining unvested options will vest immediately.

Principal and selling stockholders
The following table sets forth information known to us regarding the beneficial ownership of our common stock as of February 28, 2006, as adjusted to reflect the sale of common stock offered in this offering and the exchange by existing stockholders of an aggregate of 2.5 million shares of our common stock concurrently with this offering in connection with the split off, by:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors and our executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders who are selling shares in this offering.
Except as otherwise noted, the address of each person listed in the table is c/o Penson Worldwide, Inc., 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201.
The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner and assumes the conversion of all of our Series A Preferred Stock which will occur immediately before the closing of this offering.
The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of                     , 2006, but excludes common stock underlying options held by any other person or entity. Percentage of beneficial ownership is based on an assumed                      shares of common stock outstanding as of                     , 2006 (assuming conversion of our shares of Series A and Series B Preferred Stock into common stock in accordance with their terms and after giving effect to the payment of accrued dividends thereon in shares of common stock, based on an assumed public offering price of $ per share and an assumed closing date of                     , 2006).

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to                   additional shares of common stock. If this option is exercised in full, we and the selling stockholders will sell                  and                   shares of common stock, respectively, to the underwriters.

	Number of shares			Percent of shares
	beneficially owned		Number of	beneficially owned
			shares
	Before	After	to be sold	Before	After
Name and address	offering	offering	in offering	offering	offering

Executive Officers and Directors:
Roger J. Engemoen, Jr.(1)	7,935,927			%
Philip A. Pendergraft(2)	2,531,664			%
Daniel P. Son(3)	2,362,500			%
Kevin W. McAleer	—
Andrew Koslow(4)	107,375			*
John L. Drew(5)				%
James S. Dyer(6)	126,041			*
J. Kelly Gray(7)	4,009,500			%
William D. Gross	3,127,525			%
David Johnson
Thomas R. Johnson(8)	3,308,457			%
David M. Kelly(9)	135,241			*
David Reed	—
Ronald G. Steinhart	—
Other 5% Stockholders:
TCV Funds(10)				%
Call Now, Inc.	3,283,582			%
All of our executive officers and directors as a group (14 persons)				%

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1) Consists of 7,935,927 shares of common stock held by the Engemoen Family Partnership Ltd. Mr. Engemoen has sole voting power and sole dispositive power over the shares of common stock held by the Engemoen Family Partnership Ltd.
(2) Includes 2,407,286 shares held by PTP Partners LP. Philip A. Pendergraft is the President and sole shareholder of PTP Management LLC, the General Partner of PTP Partners LP. Mr. Pendergraft has sole voting power and sole dispositive power over the shares of common stock held by PTP Partners LP.
(3) Includes 467,125 shares held by DCG&T FBO Daniel P. Son IRA.
(4) Includes 75,000 shares issuable upon exercise of stock options exercisable and 2,500 shares issuable pursuant to restricted stock units that vest within 60 days of February 28, 2006, of which 12,180 shares are subject to repurchase by us at the original exercise price paid per share should Mr. Koslow leave our employ or service prior to vesting in those shares. Includes 24,875 shares held by Mr. Koslow as trustee of the Koslow/ Ratner Trust. Mr. Koslow has sole voting power and sole dispositive power over the shares of common stock held by the Koslow/ Ratner Trust.
(5) Consists of                 shares held by TCV V, L.P. and                 shares held by TCV V Member Fund, L.P. (collectively, the “TCV Funds”). The general partner of each TCV Fund is Technology Crossover Management V, L.L.C. (“TCM V”). The investment activities of TCM V are managed by John L. Drew, a director of the Company, Jay C. Hoag, Richard H. Kimball, Jon Q. Reynolds, Jr., Henry J. Feinberg and William J.G. Griffith IV (collectively the “TCM Members”) who share voting and dispositive power with respect to the shares beneficially owned by the TCV Funds. TCM V and the TCV Members disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of TCM V, the TCV Funds and the TCV Members is 528 Ramona Street, Palo Alto, CA 94301.
(6) Includes (i) 60,241 shares issuable upon exercise of stock options exercisable within 60 days of February 28, 2006; (ii) 51,089 shares held by Austin Trust Company FBO James Dyer IRA; and (iii) 14,711 shares held by Austin Trust Company FBO James Dyer Rollover IRA.
(7) Includes 2,004,750 shares held by Mr. Gray as trustee of the Gray Family 1999 Investment Trust. Mr. Gray has sole voting power and sole dispositive power over the shares of common stock held by the Gray Family 1999 Investment Trust.

(8) Includes 3,283,582 shares held by Call Now, Inc. Thomas R. Johnson is the President, Chief Executive Officer and a member of the board of directors of Call Now, Inc. As such, Mr. Johnson has shared voting power and shared dispositive power over the shares of common stock held by Call Now, Inc. Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein.
(9) Includes 60,241 shares issuable upon exercise of stock options exercisable within 60 days of February 28, 2006 and 75,000 shares owned by Mr. Kelly.
(10) Consists of                 shares held by TCV V, L.P. and                 shares held by TCV V Member Fund, L.P. (collectively, the “TCV Funds”). The general partner of each TCV Fund is Technology Crossover Management V, L.L.C. (“TCM V”). The investment activities of TCM V are managed by John L. Drew, a director of the Company, Jay C. Hoag, Richard H. Kimball, Jon Q. Reynolds, Jr., Henry J. Feinberg and William J.G. Griffith IV (collectively the “TCM Members”) who share voting and dispositive power with respect to the shares beneficially owned by the TCV Funds. TCM V and the TCV Members disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of TCM V, the TCV Funds and the TCV Members is 528 Ramona Street, Palo Alto, CA 94301.
Description of capital stock
The following information describes our common stock and certain provisions of our amended and restated certificate of incorporation and our bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite board and stockholder approvals and upon the closing of this offering in accordance with the terms of the amended and restated certificate of incorporation.
Upon the completion of the offering our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.
As of December 31, 2005, we had issued and outstanding:

•	36,431,073 shares of common stock, held by 104 stockholders of record;

•	6,377,551 shares of Series A Preferred Stock convertible into shares of common stock, including shares issuable in payment of accrued dividends (assuming a closing date of , 2006), held by two stockholders of record.

•	2,253,623 shares of Series B Preferred Stock convertible into shares of common stock, including shares issuable in payment of accrued dividends (at an assumed public offering price of $ per share and an assumed closing date of , 2006), held by two stockholders of record.

As of December 31, 2005, we also had outstanding:

•	options to purchase 545,482 shares of common stock at a weighted exercise price of $1.69 per share.
All of the shares of our Series A and Series B Preferred Stock will be converted into shares of common stock immediately before the closing of this offering and will no longer be authorized, issued or outstanding.
Common stock
As of December 31, 2005, there were                      shares of common stock outstanding and held of record by 106 stockholders (after giving effect to the conversion of our shares of Series A and Series B Preferred Stock to common stock on the basis described under “Preferred Stock — Conversion” below and the payment of accrued but unpaid dividends on our shares of Series A and Series B Preferred Stock upon conversion on the basis described under “Preferred Stock — “Dividend Preference” below, assuming a public offering price of $          per share and a closing date of                     , 2006). Based upon the number of shares outstanding and giving effect to the issuance of the shares of common stock offered hereby, there will be shares of common stock outstanding upon the closing of this offering.
Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.
Preferred stock
Immediately before the closing of this offering, all of our preferred stock will convert into common stock. As a result, upon the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors has the authority under our amended and restated certificate of incorporation to issue up to 20,000,000 shares of preferred stock in one or more series, with the rights, privileges and conversion terms for each series to be set forth in the adopting resolutions. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price.
The holders of the shares of our Series A and Series B Preferred Stock, all of which will be converted into common stock immediately before the closing of this offering, have the following principal rights and preferences:
Dividend Preference
Holders of Series A and Series B Preferred Stock are entitled to receive cumulative dividends on a pari passu basis, at the Dividend Rate in preference to any declaration or payment of any dividend on the common stock. The “Dividend Rate” is $0.2352 per year for Series A Preferred Stock and $0.266238 per year for Series B Preferred Stock. Upon conversion of each share of Series A and Series B Preferred Stock, the holder will be entitled to receive the accrued but unpaid dividends on such share, whether declared or not, payable in such number of shares of common stock as determined by dividing (i) such amount of accrued but unpaid dividends by (ii) (a) the fair market value per share of the common stock (if the conversion is not in connection with a public offering) or (b) the public offering price (if the conversion is in connection with a public offering of the common stock).

Liquidation Preference
If a Liquidation Event occurs, each holder of Series A and B Preferred Stock will be entitled to receive, on a pari passu basis, in preference to any distribution of proceeds to the holders of common stock, an amount per share equal to the sum of the Liquidation Preference and the accrued but unpaid dividends on such share (whether or not declared). The “Liquidation Preference” is $3.92 per share for Series A Preferred Stock and $4.4373 per share for Series B Preferred Stock. After the preferential amount is distributed to the holders of Series A and Series B Preferred Stock, and up until a target return of a 23% internal rate of return is achieved by the holders of Series A and Series B Preferred Stock, the remaining proceeds will be distributed among the holders of Series A and Series B Preferred Stock and the common stock in proportion to the number of shares of common stock each will hold, assuming the conversion of the preferred stock using the then applicable conversion rate (as described below under “Conversion”). If the entire proceeds distributed to the holders of Series A and Series B Preferred Stock upon a Liquidation Event is insufficient to satisfy the preferential amounts, then the proceeds will be distributed ratably among the holders of Series A and Series B Preferred Stock in proportion to the amount of liquidation preference each holder was otherwise entitled to receive. “Liquidation Event” includes, among other things, the sale of all or substantially all of our assets, a merger or consolidation with another entity (except a merger or consolidation that does not involve a change in control), liquidation, dissolution or winding up of Penson.

Redemption
Shares of Series A and Series B Preferred Stock are not redeemable.

Conversion
Optional Conversion: Each share of Series A Preferred Stock is convertible at the option of the holder at any time into the number of shares of common stock as determined by the conversion rate in effect at the time of the conversion. Shares of Series B Preferred Stock are not convertible into shares of common stock at the option of the holders prior to September 30, 2006.
Automatic Conversion: Each share of Series A and Series B Preferred Stock will automatically be converted into shares of common stock at the then effective conversion rate immediately upon our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended (so long as the closing of the sale occurs on or prior to June 30, 2006).
Conversion Rate: Upon conversion, each share of Series A and Series B Preferred Stock are converted into the number of shares of common stock as determined by dividing the applicable Original Purchase Price by the applicable Conversion Price. The “Original Purchase Price” is $3.92 per share for Series A Preferred Stock and $4.4373 per share for Series B Preferred Stock. The initial “Conversion Price” per share for Series A and Series B Preferred Stock will be the Original Purchase Price applicable for each series. Immediately prior to the closing of an underwritten initial public offering of our common stock under the Securities Act of 1933, as amended (the “IPO Closing Date”), the Conversion Price of the Series B Preferred Stock shall be adjusted as a purchase price adjustment to equal the greater of (x) the Conversion Price without making the following adjustments or (y) the Adjusted Conversion Price, as determined in accordance with the following formula:

(i) if the IPO Closing Date occurs on or after the ninety-first (91st) day and prior to or on the eighth month anniversary following September 30, 2005 (the “Closing”) the Adjusted Conversion Price will equal ninety percent (90%) of the price to public on the front cover of the final prospectus utilized in such initial public offering (the “Price to Public”) minus one percent (1%) for each full month elapsed between the ninetieth (90th) day and the IPO Closing Date;

(ii) if the IPO Closing Date occurs after eighth month anniversary of the Closing and on or prior to the three hundred sixty-fifth (365th) day following the Closing, the Adjusted Conversion Price will equal eighty-five percent (85%) of the Price to Public; and

(iii) if the IPO Closing Date does not occur on or prior to the three hundred sixty-fifth (365th) day following the Closing, the Conversion Price will apply without any adjustment.

Board of Directors
Under the Amended and Restated Voting Agreement entered into between the holders of Series A and Series B Preferred Stock, certain holders of our common stock and us (“Voting Agreement”), the holders of Series A and Series B Preferred Stock are entitled to nominate one member of our board of directors. The Voting Agreement will terminate upon the consummation of the sale of our common stock pursuant to a registered public offering.

Voting Rights and Other Protective Rights
Holders of Series A and Series B Preferred Stock do not have any voting rights under our restated certificate of incorporation.

Rights under the Investors’ Rights Agreement
Under the Amended and Restated Investors’ Rights Agreement entered into between the holders of Series A and Series B Preferred Stock, certain of our subsidiaries and us (“Investors’ Rights Agreement”), the holders of Series A and Series B Preferred Stock have, among other things, the following rights:

(1) the right to receive certain of our financial information;

(2) the right to inspect of our books and accounts; and

(3) the right of first offer with respect to future sales by us of any shares of, or securities convertible into or exchangeable or exercisable for any shares of, our capital stock.
The rights set forth in (1) and (2) above terminate upon the consummation of the sale of our common stock or other securities pursuant to a registered public offering, in connection with the firm commitment underwritten offering of our securities to the general public. The right set forth in (3) above terminates upon our sale of the common stock or other securities pursuant to a registered public offering, in connection with the firm commitment underwritten offering of our securities to the general public, provided the offering price is at least $7.84 per share and our resulting proceeds are at least $40,000,000 in aggregate (“Qualified IPO”).
In addition, under the Amended and Restated Investors’ Rights Agreement, we have made covenants to the holders of Series A and Series B Preferred Stock that, so long as at least a majority of the combined number of shares of Series A and Series B Preferred Stock are outstanding, we will not, among other things, do any of the following without first obtaining written approval of the holders of Series A and Series B Preferred Stock:

(1) consummate a Liquidation Event unless the holders of Series A and Series B Stock achieve a target return of 23% internal rate of return;

(2) amend or waive any provision of our restated certificate of incorporation or bylaws that adversely affects the rights, preferences or privileges of the Series A and Series B Preferred Stock;

(3) increase or decrease the total number of authorized shares of Series A or Series B Preferred Stock; and

(4) issue any equity security having preference over, or being in parity with, Series A and Series B Preferred Stock
These covenants terminate upon the consummation of a Qualified IPO.

Options and restricted stock units
As of December 31, 2005, options to purchase a total of 545,482 shares of common stock and restricted stock units to acquire a total of 745,000 shares of common stock were outstanding under our Amended and Restated 2000 Stock Incentive Plan.
Registration rights
Under the terms of a registration rights agreement we entered into with Roger J. Engemoen, Jr., Daniel P. Son and Philip A. Pendergraft on September 14, 2000, and which was amended and restated on November 30, 2000, beginning 180 days after the closing of this offering, the parties to the registration rights agreement, may require us to file a registration statement under the Securities Act with respect to the resale of 12,243,150 of their shares. To demand such registration, the parties must request that the registration statement register the resale of at least 10% of these shares that are then outstanding. We are not required to effect more than three demand registrations at the request of these holders.
The parties to the registration rights agreement will also have piggyback registration rights with respect to future registration of our shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.
In addition to the foregoing rights, at any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, the parties to the registration rights agreement may require us to file up to six registration statements on Form S-3 with respect to their shares of common stock, resulting in an aggregate offering of at least $10,000,000 on each Form S-3 registration statement. We are not required to file more than one registration statement on Form S-3 in any six-month period.
These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the registration rights agreement, except underwriting discounts and commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.
Additionally, on September 30, 2005, we entered into an Amended and Restated Investors’ Rights Agreement with the holders of 6,377,551 shares of our Series A Preferred Stock and 2,253,623 shares of our Series B Preferred Stock. Such registration rights apply to the common stock into which the Series A and Series B Preferred Stock can be converted. These Series A and Series B Preferred stockholders will have the right to require us to include their shares in any registration statement filed with the SEC subsequent to this offering, with limited exceptions. Under the Amended and Restated Investors’ Rights Agreement, at any time after six (6) months after the effective date of our registration statement for this offering, a majority of these holders have the right to demand that we file a registration statement for the offer and sale of their securities if the aggregate market price of the shares to be registered is at least $10.0 million at the time of the demand. We are not required to effect more than two demand registrations at the request of these holders.
The parties to the Amended and Restated Investors’ Rights Agreement will also have piggyback registration rights with respect to future registration any of our securities for public sale

(subject to customary exceptions). These holders are entitled to receive notice of such registration and are entitled to include their shares in the registration.
In addition to the foregoing rights, at any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, at the request of at least 25% of these Preferred stockholders, we may be required to file a registration statement on Form S-3 for the offer and sale of their securities if the aggregate market price of the shares to be registered is at least $5.0 million at the time of the request. We are not required to effect more than one registration pursuant to such a request in any twelve month period.
The registration rights under the Amended and Restated Investors’ Rights Agreement are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. Further, we are generally required to bear all of the expenses of all registrations under the registration rights agreement, except underwriting discounts and commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement.
Anti-takeover effects of certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws
General
Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and the amended and restated certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of us, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Delaware law
We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Charter and bylaw provisions
In addition, certain provisions of our amended and restated certificate of incorporation and bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Classified board of directors; removal; filling vacancies and amendment
The amended and restated certificate of incorporation and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the amended and restated certificate of incorporation authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. In addition, our amended and restated certificate of incorporation and bylaws provide that directors may be removed by stockholders only for cause and only be the affirmative vote of holders of at least seventy-five percent (75%) of the outstanding shares of voting stock.
Stockholder action; special meeting of stockholders
The amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. In addition, our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by the board of directors or any member of the Executive Committee (which consists of Roger J. Engemoen, Jr., Daniel P. Son and Philip A. Pendergraft). This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.
Advance notice requirements for stockholder proposals and director nomination
Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, in the case of the annual meeting of stockholders to be held in 2006 or in the event that the date of the annual meeting in any other year has been changed to be more than 20 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so delivered not more than 150 days prior to the annual meeting of stockholders nor later than the close of business on the later of:

•	120 days prior to the annual meeting of stockholders; and

•	the 10th day following the date on which notice of the date of the meeting was mailed or made public, whichever occurs first.
In the case of an election of directors at a special meeting of stockholders, notice by the stockholder, to be timely, must be delivered not more than 150 days prior to such special meeting and not later than the close of business on the later of:

•	120 days prior to such special meeting of stockholders; and

•	the 10th day following the date on which notice of the date of such special meeting was mailed or made public, whichever occurs first.
Our bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
Authorized but unissued shares
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Supermajority vote to amend charter and bylaws
The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the completion of this offering, our present directors, and executive officers and principal stockholders will beneficially own approximately                     of our common stock.
NASDAQ National Market
We have applied to list our common stock on the NASDAQ National Market under the trading symbol “PNSN.”
Transfer agent and registrar
The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.

Description of indebtedness
Long-term debt
Guaranty Bank loan agreement
Under the Amended and Restated Loan Agreement dated April 30, 2001, by and between SAI Holdings, Inc. (formerly Service Asset Investments, Inc.) as borrower, and Guaranty Bank (formerly Guaranty Federal Bank, F.S.B.), as amended by the Eleventh Amendment to Amended and Restated Loan Agreement dated March 24, 2005, SAI Holdings’ outstanding debt in the principal amount of $32.2 million to Guaranty Bank was consolidated in the form of a term loan. This term loan is payable over five years beginning April 1, 2005, with a maturity date of March 24, 2010. This loan has since been amended by the Twelfth Amendment to the to Amended and Restated Loan Agreement dated May 6, 2005, the Thirteenth Amendment to Amended and Restated Loan Agreement dated September 19, 2005, the Fourteenth Amendment to Amended and Restated Loan Agreement dated September 30, 2005 and the Fifteenth Amended and Restated Loan Agreement dated December 28, 2005 to address various terms of the loan including certain restrictions on additional debt permitted to be incurred by Company subsidiaries concurrently with the Guaranty Bank loan agreement.
The obligations under the Guaranty Bank loan agreement are guaranteed through the personal guarantees of Roger J. Engemoen, Jr., Daniel P. Son, Philip A. Pendergraft and William D. Gross, which guarantees are limited as described in “Certain relationships and related transactions.” Additionally, all of the outstanding shares of our current subsidiaries as well as those subsidiaries which make up the SAMCO Division have been pledged to Guaranty Bank in connection with the Guaranty Bank loan agreement.
Interest on the principal of the term loan is calculated with a variable rate of interest that approximated 7.75% at December 31, 2005, and the loan is payable in monthly principal installments with a final payment due in March 2010. As of December 31, 2005, the outstanding balance under this term loan was $33.4 million.
The Guaranty Bank loan contains certain restrictive covenants which limit, among other things, indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, changes to our executive management, liens and encumbrances and other matters customarily restricted in such agreements. The Guaranty Bank loan also contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, and a change of control.
SunGard loan agreement
In connection with the Remote Processing Agreement between PFSI and SunGard Data Systems, Inc., dated July 10, 1995, as amended September 13, 1996 and August 1, 2002, we subsequently entered into a loan agreement with SunGard dated November 4, 2002 by which we consolidated previously outstanding debt owed to SunGard of $3.0 million plus accrued interest of approximately $9,000, as specified in a note dated May 31, 2002, with the borrowing of additional funds in the form of a new loan in the principal amount of $6.8 million under a promissory note (the SunGard Note) executed with the loan agreement.
Interest on the outstanding principal balance of the SunGard Note is calculated with a variable rate of interest that approximated 7.25% at December 31, 2005, and is payable in monthly principal amounts with a final payment due on May 2008. Voluntary prepayment of principal is allowed without penalty, provided that each prepayment includes all interest accrued on the prepaid amount. As of December 31, 2005, the outstanding balance under this loan was $3.0 million.
The SunGard loan agreement also contains a license to all Company and Company subsidiary software used in the Company’s business such that, in the event of default under the SunGard loan agreement, SunGard would be able to generally exploit the software the Company has customized for its clients, including the right for SunGard to license or sublicense or otherwise make such software available to third parties, with limited license revenue to return to the Company.
The SunGard loan contains certain restrictive covenants which limit, among other things, indebtedness, dividends, asset sales, acquisitions, mergers and consolidations, changes to our executive management, liens and encumbrances and other matters customarily restricted in such agreements. The SunGard loan also contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, breach of the Remote Processing Agreement, and a change of control.
Service Lloyds Insurance Company note
For a discussion of the Promissory Note in favor of Service Lloyds Insurance Company dated December 6, 2001, in the principal amount of $5.0 million, see “Certain relationships and related transactions.” As of December 31, 2005, the outstanding balance under this note was $1.0 million.
Other long-term obligations
We have contractual obligations to make future payments under long-term non-cancelable lease agreements and have contingent commitments under a variety of commercial arrangements. See the notes to consolidated financial statements for further information regarding our commitments and contingencies.
Short-term debt
At December 31, 2005, the Company’s short-term bank loans consist of lines of credit in the U.S. with four financial institutions, which permit the Company to borrow in aggregate up to approximately $488 million. These lines of credit have no stated expiration dates and bear interest at a rate that varies with the federal funds rate. Borrowings under the agreements are secured by firm inventory and customers’ margin account securities and are repayable on demand. At December 31, 2005, borrowings under the facilities totaled approximately $126 million. In addition, at December 31, 2005, the Company had $15 million outstanding under a short-term promissory note with a variable rate of interest that approximated 6.3% as of that date. We also have the ability to borrow under stock loan arrangements where we had approximately $1.5 billion in borrowings as of December 31, 2005, and no specific limitation on additional capacities.
Shares eligible for future sale
Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

If permitted under our current and future agreements governing our debt, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares that we may issue may be significant, which may have an adverse effect on the market price of our common stock. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions, investments or other transactions.
Sale of restricted shares
After giving effect to this offering, we will have                   shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the                   shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering, other than those subject to the underwriters’ over-allotment option to the extent it is exercised, will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. All of these restricted securities will be subject to the lock-up agreements described below.
The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale on the date of this prospectus because such shares may be sold pursuant to Rule 144(k);

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701; and

•	shares subject to the lock-up agreements will be eligible for sale at various time beginning 180 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701.
Resale of most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.
Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and are subject to the availability of current public information about us.

Rule 144(k)
Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.
Lock-up agreements
Executive officers, directors and security holders will sign lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. The representatives may, however, in their sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements.
Stock plans
As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our common stock reserved for issuance under our Amended and Restated 2000 Stock Incentive Plan and our 2005 Employee Stock Purchase Plan.
Registration rights
After this offering, the holders of                   shares of our common stock will be entitled to specified rights with respect to the registration of their shares under the Securities Act. See “Description of capital stock—Registration rights.” After any sale of shares pursuant to a registration statement, these shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline.
Material U.S. federal income tax consequences
General
The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, including those which may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.
If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.
Dividends
We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend policy.” If dividends are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings or profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock. See “Gain on disposition of common stock.”
If amounts constituting dividends for U.S. federal income tax purposes are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.
If dividends are considered effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided that you file an Internal Revenue Service Form W-8ECI, or successor form, with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.
You must comply with the certification procedures described above, or, in the case of payments made outside the U.S. with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your taxpayer identification number.
If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.
Gain on disposition of common stock
As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the common stock as a capital asset and are present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% tax on the gain); or

•	we are or become a U.S. real property holding corporation (“USRPHC”). We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.
Federal estate tax
If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information reporting and backup withholding tax
We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.
Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.
The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the U.S. or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.
Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Underwriting
Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Raymond James & Associates, Inc. and Sandler O’Neill & Partners, L.P. have severally agreed to purchase from us and the selling stockholders the following numbers of shares of common stock:

Underwriter	Number of shares

J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
Raymond James & Associates, Inc.
Sandler O’Neill & Partners, L.P.
International Underwriter

TOTAL

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares.
The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option to purchase additional shares.

	Discounts and commissions		Discounts and commissions
	paid by us		paid by selling stockholders

	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment
	exercise	exercise	exercise	exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                  million.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                  per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $                  per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in this offering.
We have granted to the underwriters a 30-day option to purchase up to                   additional shares of common stock, and the selling stockholders have granted to the underwriters a 30-day option to purchase up to an aggregate of                   shares of common stock owned by them, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage of additional shares of common stock which the number of shares to be purchased by it shown in the table above bears to the total number of shares offered hereby. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares offered hereby.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.
Our officers and directors and our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The foregoing agreement does not restrict our officers, directors and stockholders from transferring shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (1) as a bona fide gift to any person, (2) to an immediate family member, (3) to an entity controlled by such officer, director or stockholder or by an immediate family member of such officer, director or stockholder or (4) to a trust the beneficiaries of which are exclusively such officer, director or stockholder or a member of the immediate family thereof; provided that, in each case, the transferee agrees to be bound in writing by the terms of the foregoing agreement prior to such transfer.
The underwriters have reserved for sale at the initial public offering price up to                   shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.
We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.
We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, as follows:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
Certain of the underwriters and their respective affiliates have from time to time performed various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received customary compensation. Certain of the underwriters and their respective affiliates may also perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the future. In particular, certain of the underwriters or their affiliates act as lenders under our senior secured credit facilities and also act in other capacities in connection with such facilities. An affiliate of J.P. Morgan Securities Inc. and an affiliate of Banc of America Securities LLC are each a lender under our various secured short-term bank loans. In addition, an affiliate of J.P. Morgan Securities Inc. is a holder of our short-term promissory note. We intend to use approximately $      million of the proceeds of this offering to repay debt outstanding under the promissory note and a portion of our borrowings under the secured short-term bank loans. Further, certain of the underwriters have engaged, and may continue to engage, in transactions with us in the ordinary course of our business as a provider of execution and clearing services in the derivatives, foreign exchange and fixed income markets for which they or we received customary compensation.
We own 100% of the common stock of PFSI, a member of the NASD, and we are therefore an affiliate of this entity. As a result of the foregoing, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2720 of the NASD regarding the underwriting of securities of a company with which a member has a conflict of interest within the meaning of those rules. Accordingly, the underwriting terms for the offering conform with the requirements set forth in Rule 2720(c). In particular, the price at which our common stock is to be distributed to the public must be at a price no higher than that recommended by a “qualified independent underwriter” who has also participated in the preparation of this prospectus and the registration statement of which this prospectus is a part and who meets certain standards. In accordance with this requirement, Credit Suisse Securities (USA) LLC will serve in such role and will recommend the public offering price in compliance with the requirements of Rule 2720. Credit Suisse Securities (USA) LLC, in its role as a qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We and the selling stockholders have agreed to indemnify Credit Suisse Securities (USA) LLC for acting as a qualified independent underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Credit Suisse Securities (USA) LLC may be required to make for those liabilities.
Directed Share Program
At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares offered hereby for officers, directors, employees and certain other persons associated with us, including certain employees of customers and vendors. Participants in this program will agree that they will not, directly or indirectly, sell, transfer, assign, pledge or hypothecate any shares for a period of at least            days from the date of this prospectus and will comply with any other applicable rules imposed by NASD Regulation, Inc. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Legal matters
The validity of the common stock offered in this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, Palo Alto, California. Legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, NY.
Experts
The financial statements and schedule included in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report included herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
Where you can find more information
We have filed a registration statement on Form S-1 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
You may read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Glossary of selected terms
“Algorithmic traders” means firms or individuals which engage in “algorithmic trading”, defined below.
“Algorithmic trading” means the automatic generation of size and timing of orders based on preset parameters, occurs largely as a result of complex computational models and is often highly if not totally automated (i.e., trading does not necessarily require the intervention of a live trader but is generated by computers). Such trading is at times referred to as “black box” trading.
“ASP” refers to “Application Service Provider”, which means a licensor of software products that hosts such products on its own proprietary or leased hardware and offers customer service relating to such products to the licensee.
“Back-end trading software” means software programs which interface between the clearing firm, exchange or ECN, and the trader using front-end trading software.
“Clearing” means the verification of information between two brokers in a securities transaction and the subsequent settlement of that transaction, either as a book-entry transfer or through physical delivery of certificates, in exchange for payment. Clearing is the procedure by which an organization acts as an intermediary and assumes the role of buyer and seller for transactions in order to reconcile orders between transacting parties. Clearing enables the matching of buy and sell orders in a market and, typically, provides for more efficient markets as parties can make transfers to a clearing agent rather than to each individual party with whom they have transacted.
“Clearing firm” means the broker-dealer firm that provides clearing, custody, settlement and/or other services to correspondents and, at times, to customers. Clearing firms may or may not provide technology products and services such as front-end trading software and data.
“Client” when used herein refers to both correspondents and other customers who may not utilize our clearing or securities products and services but which may, for example, use solely technology products and services.
“Correspondent” when used herein refers to broker-dealer clients of our clearing firms that use such clearing firms’ respective regulated securities record keeping, custody and/or settlement services as opposed to only using technology products and services. Our typical correspondent is a broker-dealer that introduces its customers to our clearing firms for clearing, custody and/or settlement services.
“Custody” means when a party has taken legal responsibility to hold another party’s assets such as physical securities. Custody services are the safe-keeping and managing of another party’s assets, as well as customer account maintenance and customized data processing services.
“Customer” when used herein refers to the customers of our Correspondents. Customers of our correspondents may be individuals or entities and may have an institutional or retail focus.
“Direct access” or “Direct market access” means when a front-end trading application permits the trader to select the market destination on which execution is desired.
“Electronic Communications Network” or “ECN” means an electronic system that matches buy and sell orders typically via computerized systems.
“Execution routing” means the sending of securities orders to exchanges and other market destinations such as market makers through the use of telecommunications infrastructure combined with proprietary or third party trading software.

“Front-end trading software” means software programs used by traders to access trading information and execute trades, and which interfaces with back-end software systems that communicate with the clearing firm, exchange or ECN. Level II trading software is a form of front-end trading software.
“Level I market information” means the most basic information available about a stock consisting principally of the bid and ask price and last trade data.
“Level II market information” means information from multiple exchanges and other markets for the same security type.
“Level I trading software” means a front-end trading software system designed to provide access to Level I market information for use in online trading.
“Level II trading software” means a front-end trading software system designed to provide access to Level II market information for use in active online trading and which enables a trader to select the point of trade across various markets.
“Online trading” means trading via electronic means (typically via the Internet). Direct access trading is, for example, a subset of a type of online trading.
“Settlement” means the conclusion of a securities transaction in which a broker-dealer pays for securities bought for a customer or delivers securities sold and receives payment from the buyer’s broker-dealer.

Index to consolidated financial statements
Penson Worldwide, Inc. consolidated financial statements:

Report of independent registered public accounting firm
To the Board of Directors and
Stockholder of Penson Worldwide, Inc.
We have audited the accompanying consolidated statements of financial condition of Penson Worldwide, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penson Worldwide, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Dallas, Texas
March 21, 2006

Penson Worldwide, Inc.
Consolidated Statements of Financial Condition

December 31,

(In thousands, except par values)	2004	2005

Assets
Cash and cash equivalents	$35,155	$99,506
Cash and securities—segregated under Federal and other regulations	633,872	367,036
Receivable from broker-dealers and clearing organizations	159,451	250,668
Receivable from customers, net	741,143	978,747
Receivable from correspondents	54,514	92,175
Securities borrowed	382,124	1,372,923
Securities owned, at market value	113,639	126,210
Deposits with clearing organizations	102,416	134,310
Property and equipment, net	7,782	14,846
Other assets	65,072	89,835

Total assets	$2,295,168	$3,526,256

Liabilities and stockholders’ equity
Liabilities

Payable to broker-dealers and clearing organizations	$145,273	$179,558
Payable to customers	1,065,317	1,287,378
Payable to correspondents	185,253	179,974
Short-term bank loans	201,220	125,996
Notes payable	38,931	52,395
Securities loaned	553,978	1,532,223
Securities sold, not yet purchased	8,554	36,795
Accounts payable, accrued and other liabilities	28,926	41,985

Total liabilities	2,227,452	3,436,304

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.01 par value, 8,754 shares authorized in 2004 and 2005; 6,378 and 8,632 shares issued and outstanding in 2004 and 2005, respectively	24,750	34,680
Common stock, $0.01 par value, 67,346 and 65,000 shares authorized in 2004 and 2005; 31,822 and 36,431 shares issued and outstanding in 2004 and 2005, respectively	318	364
Additional paid-in capital	28,664	37,878
Accumulated other comprehensive income	1,848	1,990
Retained earnings	12,136	15,040

Total stockholders’ equity	67,716	89,952

	$2,295,168	$3,526,256

See accompanying notes to consolidated financial statements.

Penson Worldwide, Inc.
Consolidated Statements of Operations

Year ended December 31,

(in thousands, except per share data)	2003	2004	2005

Revenues
Revenues from clearing operations	$57,977	$62,884	$58,872
Technology revenues	718	3,982	6,875
Interest, gross	25,190	42,504	92,019
Other	7,192	6,694	16,802

	91,077	116,064	174,568

Expenses
Employee compensation and benefits	32,128	40,874	59,262
Floor brokerage, exchange and clearance fees	15,923	15,886	14,230
Communications and data processing	12,154	15,175	19,881
Occupancy and equipment	8,767	9,329	10,408
Interest expense on short-term obligations	6,613	13,586	46,661
Other expenses	5,218	10,700	16,325

	80,803	105,550	166,767

Income from continuing operations before interest and income taxes	10,274	10,514	7,801
Interest expense on long-term debt	1,945	2,332	3,123

Income from continuing operations before income taxes	8,329	8,182	4,678
Income tax expense	503	1,489	1,951

Income from continuing operations	7,826	6,693	2,727

Income from discontinued operations, net of tax of $539, $684, and $114, respectively	835	1,060	177

Net income	$8,661	$7,753	$2,904

Earnings per share-basic:
Earnings per share from continuing operations	$.25	$.21	$.07

Earnings per share from discontinued operations	$.03	$.04	$—

Earnings per share-diluted:
Earnings per share from continuing operations	$.24	$.18	$.07

Earnings per share from discontinued operations	$.03	$.03	$—

See accompanying notes to consolidated financial statements.

Penson Worldwide, Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands)

					Accumulated	Retained
			Additional		Other	Earnings	Total
	Preferred	Common	paid-in	Treasury	Comprehensive	(Accumulated	Stockholders’
	stock	stock	capital	stock	Income	Deficit)	Equity

Balance, January 1, 2003	$—	$304	$25,973	$(51)	$61	$(4,278)	$22,009
Net income	—	—	—	—	—	8,661	8,661
Foreign currency translation adjustments, net of tax of $372	—	—	—	—	578	—	578
Issuance of common stock, net	—	5	907	507	—	—	1,419
Purchase of treasury stock	—	—	—	(456)	—	—	(456)

Balance, December 31, 2003	—	309	26,880	—	639	4,383	32,211
Net income	—	—	—	—	—	7,753	7,753
Sale of preferred stock	24,750	—	—	—	—	—	24,750
Foreign currency translation adjustments, net of tax of $779	—	—	—	—	1,209	—	1,209
Issuance of common stock	—	3	644	—	—	—	647
Issuance of common stock due to acquisition	—	6	1,140	—	—	—	1,146

Balance, December 31, 2004	24,750	318	28,664	—	1,848	12,136	67,716
Net income	—	—	—	—	—	2,904	2,904
Sale of preferred stock	9,930	—	—	—	—	—	9,930
Foreign currency translation adjustments, net of tax of $91	—	—	—	—	142	—	142
Issuance of common stock, net	—	—	10	—	—	—	10
Conversion of convertible notes	—	46	9,204	—	—	—	9,250

Balance, December 31, 2005	$34,680	$364	$37,878	$—	$1,990	$15,040	$89,952

See accompanying notes to consolidated financial statements.

Penson Worldwide, Inc.
Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

Year ended December 31,

(In thousands)	2003	2004	2005

Cash flows from operating activities:
Net income	$8,661	$7,753	$2,904
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,134	4,877	6,995
Foreign currency translation adjustments	578	1,209	142
Changes in assets and liabilities:
Cash and securities—segregated under Federal and other regulations	(89,757)	(199,672)	266,836
Net receivable/payable with customers	363,449	(325,472)	(15,543)
Net receivable/payable with correspondents	17,280	76,169	(42,940)
Securities borrowed	(322,440)	134,100	(990,799)
Securities owned	(97,009)	31,713	(12,571)
Deposits with clearing organizations	(27,613)	(41,993)	(31,894)
Other assets	(20,979)	(25,098)	(23,763)
Net receivable/payable with broker dealers and clearing organizations	6,234	(19,299)	(56,932)
Securities loaned	166,062	202,533	978,245
Securities sold, not yet purchased	(7,597)	8,286	28,241
Accounts payable, accrued and other liabilities	3,591	5,081	13,058

Net cash provided by (used in) operating activities	4,594	(139,813)	121,979

Cash flows from investing activities:
Acquisition costs	—	(3,566)	(1,000)
Purchase of property and equipment, net	(2,189)	(5,410)	(14,058)

Net cash used in investing activities	(2,189)	(8,976)	(15,058)

Cash flows from financing activities:
Proceeds from notes payable	15,350	10,000	31,000
Repayments of notes payable	(6,209)	(10,839)	(8,286)
Net borrowing on short-term bank loans	(20,120)	140,952	(75,224)
Issuance of preferred stock	—	24,750	9,930
Issuance of common stock, net	963	647	10

Net cash provided by (used in) financing activities	(10,016)	165,510	(42,570)

Increase (decrease) in cash and cash equivalents	(7,611)	16,721	64,351
Cash and cash equivalents at beginning of period	26,045	18,434	35,155

Cash and cash equivalents at end of period	$18,434	$35,155	$99,506

Supplemental cash flow disclosures:
Income tax payments	$449	$2,278	$2,154

Interest payments	$4,485	$5,300	$12,399

See accompanying notes to consolidated financial statements.

Penson Worldwide, Inc.
Notes to the Consolidated Financial Statements
(In thousands, except per share data)
1. Summary of significant accounting policies
Organization and Business—Penson Worldwide, Inc. is a holding company incorporated in Delaware. Through its principal wholly owned subsidiaries, Penson Financial Services, Inc. (PFSI), Penson Financial Services Canada Inc. (Penson Canada), Penson Financial Services, Ltd. (Penson London), NEXA Technology, Inc. (NEXA) and Penson Financial Futures, Inc. (PFFI) (collectively, the Company), it provides securities clearing services in an agency capacity including integrated trade execution, clearing and custody services, trade settlement, customer account processing and customized data processing services. The Company also participates in margin lending and securities lending and borrowing transactions. PFSI is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), and is licensed to do business in all fifty states of the United States of America. Penson Canada is an investment dealer and is subject to the rules and regulations of the Investment Dealers Association in Canada. Penson London provides settlement services to the London financial community and is a member of the Financial Services Authority and The London Stock Exchange. PFFI is a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC).
Basis of Presentation—The accompanying consolidated financial statements include the accounts of Penson Worldwide, Inc. and its wholly owned subsidiary SAI Holdings, Inc. (SAI). SAI’s wholly owned subsidiaries include PFSI, NEXA, PFFI, SAH, Inc., Penson Holdings, Inc., and its wholly owned subsidiaries, Penson Canada and Penson London. All significant intercompany transactions have been eliminated.
Securities Transactions—Proprietary securities transactions are recorded at market value on a trade-date basis. Customer securities transactions are reported on a settlement-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2005 without material adverse effect on the Company’s financial condition.
Securities Lending Activities—Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions occur when the Company deposits cash, with the lender in exchange for borrowing securities. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.
Major Clients—Our ten largest clients accounted for 24.7% of our total revenues during the year ended December 31, 2005.
Reverse Repurchase and Repurchase Agreements— The Company enters into transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements), which are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Reverse repurchase agreements are carried at the amounts at which the securities were initially acquired. Repurchase agreements are carried at the amounts at which the securities were initially sold plus accrued interest on interest-bearing securities.

Revenue Recognition—Revenues from clearing transactions are recorded in the Company’s books and records on a settlement date basis. When significant, the Company records an accrual for the difference between revenues on a trade date basis and a settlement date basis.
There are three major types of technology revenues: (1) completed products that are processing transactions every month generate revenues per transaction which are recognized on a trade date basis; (2) these same completed products may also generate monthly terminal charges for the delivery of data or processing capability which are recognized in the month to which the charges apply; (3) technology development services are recognized when the service is performed or under the terms of the technology development contract as described below. Interest and other revenues are recorded in the month that they are earned.
To date, our technology development contracts have not required significant production, modification or customization such that the service element of our overall relationship with the client does not meet the criteria for separate accounting under Statement of Position 97-2, Software Revenue Recognition. All of our products are fully functional when initially delivered to our clients, and any additional technology development work that is contracted for is as outlined below. Technology development contracts generally cover only additional work that is performed to modify existing products to meet the specific needs of individual customers. This work can range from cosmetic modifications to the customer interface (private labeling) to custom development of additional features requested by the client. Technology revenues arising from development contracts are recorded on a percentage-of-completion basis unless there are significant uncertainties preventing the use of this approach in which case a completed contract basis is used. The Company’s revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations, including SOP 97-2 and Statement of Position 81-1 (“SOP 81-1”) Accounting for Performance of Construction-Type and Certain Production Type Contracts, Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, and other applicable revenue recognition guidance and interpretations. Cash received in advance of revenue recognition is recorded as deferred revenue.
Income Taxes—Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The net deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Property and Equipment—Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives, generally 3 to 7 years, of the assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management’s opinion, there is no impairment of such assets at December 31, 2005.
Intangibles—Intangibles arise from acquisitions accounted for as purchased business combinations and include goodwill and financing costs associated with the Company’s debt financing arrangements. Goodwill represents the excess purchase price over all tangible and identifiable intangible net assets acquired. Goodwill was $538 for all periods presented. The Company complies with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) which requires, among other things, that companies no longer amortize goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company will conduct on at least an annual basis a review of its reporting units’ assets and liabilities to determine whether the goodwill is impaired. In management’s opinion, there is no impairment of such assets at December 31, 2005. Financing costs associated with the Company’s debt financing arrangements are capitalized and amortized over the life of the related debt in compliance with the effective interest method of SFAS 91.

Operating Leases—Rent expense is provided on operating leases evenly over the applicable lease periods taking into account rent holidays. Amortization of leasehold improvements is provided evenly over expected lease terms.
Stock-Based Compensation—The Company accounts for employee stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company provides pro forma disclosures of net income and earnings per share for stock option grants as if the fair value method had been applied.
Cash and Cash Equivalents—The Company considers cash equivalents to be highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Assets segregated for regulatory purposes are not included as cash and cash equivalents for purposes of the consolidated statements of cash flows because such assets are segregated for the benefit of customers only.
Fair Value of Financial Instruments—The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.
Allowance for Doubtful Accounts—The Company generally does not lend money to customers or correspondents except on a fully collateralized basis. When the value of that collateral declines, the Company has the right to demand additional collateral. In cases where the collateral loses its liquidity, the Company might also demand personal guarantees or guarantees from other parties. In valuing receivables that become less than fully collateralized, the Company compares the market value of the collateral and any additional guarantees to the balance of the loan outstanding. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records an appropriate allowance for doubtful accounts. The Company monitors every account that is less than fully collateralized with liquid securities every day. The Company reviews all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. This specific, account-by-account review is supplemented by the risk management procedures that identify positions in illiquid securities and other market developments that could affect accounts that otherwise appear to be fully collateralized. The corporate and local country risk management officers monitor market developments on a daily basis. The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent losses in outstanding receivables. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance for doubtful accounts was $11,788 and $11,999 at December 31, 2004 and 2005, respectively.
Software Costs and Expenses—The Company expenses or capitalizes, as appropriate, research and development costs in accordance with the Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. All qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized. Costs incurred during the preliminary project stage, post-implementation stage and operation stage are expensed as incurred. Capitalized costs are amortized over the expected service life of the related software, generally three to five years, and are included in property and equipment on the statement of financial condition. The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows.
Net Income Per Share—Net income per common share is computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each period present. Basic earnings per share excludes any dilutive effects of options. Diluted net income per share considers the impact of potential dilutive common shares, unless the inclusion of such shares would have an antidilutive effect.
Basic earnings per share is computed using the weighted average number of shares outstanding of 30,587, 31,552 and 36,426 for the years ended December 31, 2003, 2004 and 2005, respectively.
Foreign Currency Translation Adjustments—In accordance with SFAS 52 Foreign Currency Translation the Company has, in consolidation, translated the account balances of Penson London and Penson Canada from their functional currency to U.S. Dollars, the Company’s reporting currency. Translation gains and losses are recorded as an accumulated balance, net of tax, in the consolidated statement of changes in shareholders’ equity.
Comprehensive Income—Comprehensive income consists of the following:

Year ended December 31,

	2003	2004	2005

Net income	$8,661	$7,753	$2,904
Foreign currency translation gain	578	1,209	142

Comprehensive income	$9,239	$8,962	$3,046

The exchange rates used in the translation of amounts into US dollars are as follows:

Year ended December 31,

	2003	2004	2005

Canadian Dollars
Income statement	0.73	0.77	0.84
Balance sheet	0.77	0.84	0.86

Great British Pounds
Income statement	1.65	1.93	1.89
Balance sheet	1.79	1.92	1.72

The exchange rates being utilized are the end of day rates as published by Barclays Bank. The rate used to translate asset and liability accounts is the exchange rate in effect at the balance sheet date. The rate used to translate income statement accounts is the weighted average exchange rate in effect during the period.
Management’s Estimates and Assumptions— The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.
Newly Issued Accounting Pronouncements— In December 2004, the FASB issued SFAS NO. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant.

The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP beginning after December 15, 2005. We are also required to use one of two different transition methods. We are also given the opportunity to adopt early. Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption. We have commenced our analysis of the impact of SFAS 123(R), but have not yet decided: (1) whether we will elect to adopt early, (2) if we elect to adopt early, then at what date we would do so, (3) which method we will use when we adopt, and (4) whether we will elect to use straight line amortization or an accelerated method.
2. Discontinued operations
In connection and concurrently with the proposed public offering the Company will split off certain non-core business operations into a newly formed holding company (known as SAMCO Holdings, Inc. or SAMCO). Existing stockholders of the Company will be given the opportunity to exchange some of their Penson shares for the shares of the new holding company. Although there will initially be substantial common ownership between the Company and SAMCO, SAMCO will not be owned by the Company and will operate independently. The following results of operations for SAMCO have been presented as income (loss) from discontinued operations in the accompanying consolidated statements of operations:

	Year ended December 31,

(in thousands)	2003	2004	2005

Revenues	$30,802	$28,443	$26,319
Costs and expenses	29,428	26,699	26,027
Income before income taxes	1,374	1,744	291
Income taxes	539	684	114
Income from discontinued operations	835	1,060	177

The split off transaction is structured to be tax free to the Company and its stockholders, and the net assets are being distributed at book value.
The following assets and liabilities of SAMCO have been presented as other assets in the accompanying consolidated statement of financial condition at December 31, 2005:

(in thousands)

Cash and cash equivalents	$3,223
Securities owned	48,209
Other assets	11,485
Payable to broker-dealers and clearing organizations	42,609
Other liabilities	10,216

3. Computation of net income per share
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computation as required by SFAS No. 128, Net income Per Share. Common stock equivalents related to stock options are excluded from diluted net income per share calculation if their effect would be antidilutive to net income (loss) per share before discontinued operations.

Year ended December 31,

	2003	2004	2005

Net income before discontinued operations	$7,826	$6,693	$2,727
Discontinued operations	835	1,060	177

Net income	$8,661	$7,753	$2,904

Weighted average common shares outstanding—Basic	30,587	31,552	36,426
Weighted average common share equivalents	2,293	7,913	7,899

Weighted average common shares and common share equivalents—Diluted	32,880	39,465	44,325

Basic earnings per common share:
Before cumulative effect of discontinued operations	$.25	$.21	$.07
Discontinued operations	.03	.04	—

Basic earnings per common share	$.28	$.25	$.08

Diluted earnings per common share:
Before cumulative effect of discontinued operations	.24	$.18	$.07
Discontinued operations	.03	.03	—

Diluted earnings per common share	$.27	$.21	$.08

4. Segregated assets
Cash and securities segregated under U.S. federal and other regulations totaled $367,036 at December 31, 2005 for the Company. Cash and Securities segregated under federal and other regulations by PFSI totaled $247,911 at December 31, 2005. Of this amount, $240,037 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of January 3, 2006 of $309,535. An additional deposit of $100,000 was made on January 4, 2006 as allowed by Rule 15c3-3. $42,250 was segregated under similar Canadian regulations and $75,875 was segregated under similar regulations in the United Kingdom. The remaining balance of $7,874 at year-end relates to the Company’s election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB) calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent’s net capital calculation. As of January 3, 2006, the Company had a PAIB reserve requirement of approximately $6,706. At December 31, 2004 $633,872 were segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and PAIB, and similar Canadian and United Kingdom regulations.

5. Receivable from and payable to broker-dealers and clearing organizations
Amounts receivable from and payable to broker-dealers and clearing organizations consists of the following:

December 31,

	2004	2005

Receivable:
Securities failed to deliver	$53,976	$201,727
Receivable from clearing organizations	105,475	48,941

	$159,451	$250,668

Payable:
Securities failed to receive	$41,957	$140,325
Payable to clearing organizations	103,316	39,233

	$145,273	$179,558

Receivables from broker-dealers and clearing organizations include amounts receivable for securities failed to deliver, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and floor-brokerage receivables. Payables to broker-dealers and clearing organizations include amounts payable for securities failed to receive, amounts payable to clearing organizations on open transactions, and floor-brokerage payables. In addition, the net receivable or payable arising from unsettled trades would be reflected in these categories.
6. Receivable from and payable to customers and correspondents
Receivable from and payable to customers and correspondents include amounts due on cash and margin transactions. Securities owned by customers and correspondents are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statements. Payable to correspondents also includes commissions due on customer transactions.

7. Securities owned and securities sold, not yet purchased
Securities owned consist of trading and investment securities at quoted market if available, or fair values as follows:

	December 31,

	2004	2005

Securities Owned:
Corporate	$20,041	$15,157
Certificates of deposit and term deposits	9,009	12,106
U.S. Federal, State and municipal	37,042	41,161
Canadian government obligations	47,547	57,786

	$113,639	$126,210

Securities Sold, Not Yet Purchased:
Corporate	$694	$2,842
Canadian government obligations	7,860	33,549
U.S. Federal, State and Municipal	—	404

	$8,554	$36,795

8. Reverse Repurchase and Repurchase Agreements
The Company enters into transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements), which are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Reverse repurchase agreements are carried at the amounts at which the securities were initially acquired. Repurchase agreements are carried at the amounts at which the securities were initially sold plus accrued interest on interest-bearing securities. At December 31, 2004 and December 31, 2005, reverse repurchase agreements of $39,529 and $53,154, respectively, are included in other assets in the statement of financial condition.

9. Property and equipment
Property and equipment consists of the following:

	December 31,

	2004	2005

Equipment	$8,116	$13,079
Software	12,399	17,880
Furniture	995	1,637
Leasehold improvements	3,497	4,147
Other	743	815

	25,750	37,558
Less accumulated depreciation	17,968	22,712

Property and equipment—net	$7,782	$14,846

Depreciation of equipment, software, furniture, leasehold improvements and other is provided over the estimated useful lives of the assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Depreciation is provided over three to seven years for equipment and other, over three years for software, over five years for furniture and over the lease term from three to twelve years for leasehold improvements.
10. Short-term bank loans
At December 31, 2005, the Company’s short-term bank loans consist of five lines of credit, three of which permit the Company to borrow in aggregate up to approximately $488,000, while the fourth and fifth lines of credit do not have a stated borrowing capacity. These lines of credit have no stated expiration dates and bear interest at a rate that varies with the federal funds rate. The weighted average interest rate approximated 3.09% and 3.97% at December 31, 2004 and 2005, respectively. Borrowings under the agreements are secured by firm inventory and customers’ margin account securities and are repayable on demand. At December 31, 2004 and 2005, borrowings under the facilities totaled approximately $201,220 and $125,996, respectively.

11. Notes payable
Notes Payable consists of the following:

	December 31,

	2004	2005

Bank term note with a variable rate of interest that approximated 6% at December 31, 2004 and 7.75% at December 31, 2005, payable in monthly principal installments with final payment due in March 2010	$23,457	$33,407
Convertible notes payable with interest at 5% above brokers call, which approximated 9% at December 31, 2004. Notes were converted to 4,601 shares of common stock on June 30, 2005	9,250	—
Note payable to Service Lloyds Insurance Company with interest at 8% at December 31, 2004 and 2005. Payable in annual principal installments with the final payment due in November 2006	2,000	1,000
Note payable to a vendor with a variable rate of interest that approximated 5.25% at December 31, 2004 and 7.25% at December 31, 2005, payable in monthly principal payments with final payment due in May 2008	4,224	2,988
Bank term note with a variable rate of interest that approximated 6.3% at December 31, 2005. Payable in full June 30, 2006	—	15,000

	$38,931	$52,395

Certain of the above notes payable are collateralized by substantially all of the outstanding shares of stock of the Company.
The Company’s notes payable contain certain restrictive covenants. These covenants require that the Company meet certain requirements such as the maintenance of minimum net worth, liquidity and income levels, and restrict additional borrowings, dividends or other distributions without prior consent of the lenders.
Approximate future annual maturities of the Company’s notes payable at December 31, 2005 are listed below

Amount

2006	$23,500
2007	9,588
2008	8,867
2009	8,352
2010	2,088

$52,395

12. Financial instruments with off-balance sheet risk
In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.
The Company deposits customers’ margin account securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan from the institution.
In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.
Securities purchased under agreements to resell are collateralized by U.S. Government or U.S. Government-guaranteed securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying contract amount. A similar risk exists on Canadian Government securities purchased under agreements to resell that are a part of other assets. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the contract amount of the receivable.
The Company’s policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.
For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer.
The Company is a market maker for certain public corporations, primarily regional banks. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.
13. Related party transactions
The Company acquired SAMCO Holdings, Inc. during 2003. Prior to the acquisition, PFSI provided securities clearing and related services to and financed security inventory positions for Service Asset Management Company and SAMCO Financial Services, Inc. See Note 2 regarding the proposed split off of these operations.
The Company has entered into long-term notes payable with Service Lloyds Insurance Company, an entity owned by certain stockholders of the Company. The amount outstanding under these notes was $2,000 at December 31, 2004 and $1,000 at December 31, 2005, and is included in notes payable on the consolidated statements of financial condition. Our Chairman, in his capacity as an employee of SAMCO, provides Service Lloyds Insurance Company and a related company with investment advisory services through SAMCO. In consideration of these services, they pay our Chairman directly amounts for these services which amounted to approximately $461 in 2005. The Company paid rent for office space to this related company at a rate of $5 per month for every period presented.

14. Profit sharing plan
The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all U.S. employees. Under the Plan, the Company may make a discretionary contribution determined by the board of directors. All U.S. employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The Company contributed approximately $503, $580 and $620 during 2003, 2004 and 2005, respectively.
15. Stock incentives
Stock options
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, to the extent the exercise price of employee stock options equals or is greater than the market price of the underlying stock on the measurement date, no compensation expense is recognized.
During the year ended December 31, 2002, the Company granted stock options to certain employees. The grant price of the options was two times the book value of Penson Worldwide, Inc. as of the date of issuance which the Board of Directors determined to be the fair value of the stock based on the then current business and prospects for the Company. The options have a term of ten years and vest generally over four years. No stock options were granted during 2003 or 2004.
The minimum value at the date of exercise was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 4.88%, expected dividend yield of 0.00%; volatility factor of 0.01%, and expected option life of ten years. The effect of applying SFAS 123 for the year ended December 31, 2002 results in net income that is not materially different from the amounts reported.
A summary of the Company’s stock option activity is as follows:

		Weighted
	Number of	average
	shares	exercise price

Outstanding, December 31, 2002	695	$1.68
Granted	—	—
Exercised	—	—

Outstanding, December 31, 2003	695	$1.68
Granted	—	—
Exercised	—	—
Forfeited	(150)	1.66

Outstanding, December 31, 2004	545	$1.69
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2005	545	$1.69

The following table summarizes information about stock options outstanding at December 31, 2005:

	Weighted average
	remaining life	Weighted average
Number of shares	(in years)	exercise price

420	6.1	$1.66
75	6.2	$1.76
50	6.7	$1.80

545	6.2	$1.69

A summary of the Company’s Restricted Stock Unit activity is as follows:

Outstanding, December 31, 2004	—
Granted	155
Exercised	—
Forfeited	—

Outstanding, December 31, 2005	155

The market value at the date of grant was $4.67.
The Company is operating under the 2000 Stock Incentive Plan under which 1,819 shares of common stock have been authorized for issuance. Of this amount, options to purchase 819 shares of common stock have been granted and 1,000 shares remain available for future grant.
The 2000 Stock Incentive Plan includes five separate programs: the discretionary option grant program under which eligible individuals in the Company’s employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of common stock of the Company; the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services; the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants; the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members; and the director fee option grant program under which non-employee board members may elect to apply a portion of their retainer fee to the acquisition of special below-market stock option grants. The Company’s board of directors may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval.
Employee stock purchase plan
In September 2000, the Company’s board of directors adopted the Employee Stock Purchase Plan (the ESPP), designed to allow eligible employees of the Company to purchase shares of common stock, at semiannual intervals, through periodic payroll deductions. This plan has not yet been implemented and no shares have been purchased. A total of 776 shares of common stock have initially been reserved under the ESPP. The share reserve will automatically increase on the first trading day of January each year by 2% of the total shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 776 shares. In no event, however, may any participant purchase more than 3 shares, nor may all participants in the aggregate purchase more than 388 shares on any one semiannual purchase date.
The ESPP will have a series of successive offering periods, each with a maximum duration of 24 months. Individuals who are eligible employees on the start date of the initial offering period may enter the plan on that start date or on any subsequent semiannual entry date. Individuals who become eligible employees after the start date of the initial offering period may join the ESPP on any subsequent semiannual entry date. A participant may contribute up to 15% of his base salary through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant’s behalf on each semiannual purchase date. The purchase price per share shall be determined by the plan administrator at the start of each offering period and may not be less than 85% of the lower of the fair market value of the Company’s common stock on the participant’s entry date into the offering period or the fair market value on the semiannual purchase date. The Company’s board of directors may amend or modify the ESPP at any time, and the ESPP will terminate no later than October 31, 2010.
Private placements
During 2003 the Company began a private placement of its common stock and convertible notes payable. The participants included current shareholders, note holders and specific employees. Through December 31, 2003, the Company had received $3,000 from the placement of convertible notes payable and $512 in exchange for 382 shares of common stock at a price of $1.34 per share. Additionally, during 2004, the Company received $6,250 from the placement of convertible notes payable and $157 in exchange for 117 shares of common stock at a price of $1.34 per share. Prior to the commencement of the private placement, the Company received $900 in exchange for 672 shares of common stock also at a price of $1.34. The price was approximately two times book value which the Board of Directors determined to be the fair value of the stock.
During 2004 and in September 2005 the Company raised $25,000 and $10,000, respectively from a private investment fund in exchange for 6,378 shares of Series A preferred stock and 2,254 shares of Series B preferred stock. $250 and $70 of related legal fees were deducted from the proceeds of the private placements when recording the value of the preferred stock in equity.
Upon conversion, each share of Series A and Series B preferred stock are converted into the number of shares of common stock as determined by dividing the applicable Original Purchase Price by the applicable Conversion Price. The “Original Purchase Price” is $3.92 per share for Series A preferred stock and $4.4373 per share for Series B preferred stock. The initial “Conversion Price” per share for Series A and Series B preferred stock will be the Original Purchase Price applicable for each series. Immediately prior to the closing of an underwritten initial public offering of our common stock under the Securities Act of 1933, as amended (the “IPO Closing Date”), the Conversion Price of the Series B preferred stock shall be adjusted as a purchase price adjustment to equal the greater of (x) the Conversion Price without making the following adjustments or (y) the Adjusted Conversion Price, as determined in accordance with the following formula:

(i) if the IPO Closing Date occurs within ninety (90) days following September 30, 2005 (the “Closing”), the Adjusted Conversion Price will equal ninety percent (90%) of the price to public share on the front cover of the final prospectus utilized in such initial public offering (the “Price to Public”);

(ii) if the IPO Closing Date occurs on or after the ninety-first (91st) day and prior to or on the eighth month anniversary following the Closing, the Adjusted Conversion Price will equal ninety percent (90%) of the Price to Public minus one percent (1%) for each full month elapsed between the ninetieth (90th) day and the IPO Closing Date;

(iii) if the IPO Closing Date occurs after eighth month anniversary of the Closing and on or prior to the three hundred sixty-fifth (365th) day following the Closing, the Adjusted Conversion Price will equal eighty-five percent (85%) of the Price to Public; and

(iv) if the IPO Closing Date does not occur on or prior to the three hundred sixty-fifth (365th) day following the Closing, the Conversion Price will apply without any adjustment.

16. Commitments and contingencies
The Company has obligations under capital and operating leases with initial noncancelable terms in excess of one year. Minimum noncancelable lease payments required under operating and capital leases for the years subsequent to December 31, 2005, are as follows:

	Capital	Operating
	leases	leases

2006	$1,862	$3,955
2007	1,844	3,168
2008	1,185	2,980
2009	16	1,044
2010	11	764
2011 and thereafter	—	2,643

	$4,918	$14,554

The Company has recorded assets under capital leases, included in property and equipment in the consolidated statements of financial condition, totaling $1,218 of equipment and $386 of software at December 31, 2004, and $5,465 of equipment and $740 of software at December 31, 2005. The related capital lease obligations are included in accounts payable, accrued and other liabilities on the consolidated statements of financial condition.
Rent expense for the years ended December 31, 2003, 2004 and 2005 was $2,682, $4,365 and $5,125, respectively.
The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolution of these matters will have a material adverse impact on the Company’s financial condition.
Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director’s serving in such capacity. Although management is not aware of any claims, the maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2005.

17. Income taxes
Provisions for income taxes consist of the following:

	Year ended December 31,

	2003	2004	2005

Income tax expense (benefit)
Current	$798	$2,173	$2,033
Deferred	244	—	—

Total	$1,042	$2,173	$2,033

Income tax expense (benefit)
Continuing operations	$503	$1,489	$1,919
Discontinued operations	539	684	114

	$1,042	$2,173	$2,033

The differences in income tax provided and the amounts determined by applying the statutory rate to income before income taxes results from the following:

	Year ended December 31,

	2003	2004	2005

Federal statutory income tax rate	35.0%	35.0%	35.0%
NOL carryforward	(26.4)	—	—
Foreign taxes	(1.5)	3.2	5.9
State and local income taxes	3.0	3.6	.7
Other, net	.6	2.9	—
Change in valuation allowance due to NOL utilization	—	(22.8)	—

	10.7%	21.9%	41.6%

Deferred taxes are determined based on temporary differences between the financial statements and income taxes bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The valuation allowances recorded on the balance sheet dates are necessary because management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Net operating loss carryforwards for tax purposes of approximately $4.4 million will expire in 2021 and approximately $1.2 million will expire in 2022.

Deferred income taxes consist of the following:

December 31,

	2004	2005

Current deferred taxes:
Bad debt allowance	$1,921	$1,835
NOL carryforward	1,612	1,730
Prepaid assets	(32)	(46)

	3,501	3,519
Less valuation allowance	(995)	(1,573)

Total	$2,506	$1,946

Non-current deferred taxes:
Fixed asset basis differences	$160	$275
Other	336	781

Total	$496	$1,056

Management has determined that a valuation allowance of $995 and $1,573, at December 31, 2004 and 2005, respectively, is necessary to reduce the deferred tax assets to the appropriate amount. The Company continually reviews the adequacy of the valuation allowances and releases the allowances when it is determined that it is more likely than not that the benefits will be realized. The valuation allowance above relates only to taxes payable in the U.S. The Company has not paid any U.S. federal income taxes since 2001 and expects that certain timing differences will be reversing in the future which will further limit U.S. federal income taxes expected to be paid. While the Company anticipates future income in both Canadian and U.S. jurisdictions, the amount of that income and its allocation between jurisdictions is not yet able to be predicted with sufficient confidence to allow the valuation allowance to be recognized.
18. Segment information
Penson Worldwide operates in one reportable business segment. The Company evaluates the performance of its geographic regions, United States and Canada, based upon operating income before unusual and non-recurring items. The following table summarizes selected financial information for the United States and Canada.

	United
December 31, 2005	States	Canada	Other	Consolidated

Revenue	$121,693	$41,154	$11,721	$174,568
Income (loss) before tax	5,410	5,679	(6,411)	4,678
Income discontinued operations	177	—	—	177
Net income (loss)	5,669	3,646	(6,411)	2,904
Segment assets	2,767,833	580,286	176,123	3,524,242
Intangibles	7,928	538	—	8,466
Capital expenditures	11,934	1,313	811	14,058
Depreciation and amortization	5,531	1,088	375	6,994
Amortization of intangibles	2,140	—	—	2,140

December 31, 2004

Revenue	$83,352	$25,978	$6,734	$116,064
Income (loss) before tax	5,711	3,792	(1,321)	8,182
Income from discontinued operations	1,060	—	—	1,060
Net income (loss)	6,951	2,159	(1,357)	7,753
Segment assets	1,735,610	481,075	78,483	2,295,168
Intangibles	7,675	538	—	8,213
Capital expenditures	2,598	1,713	1,099	5,410
Depreciation and amortization	3,452	625	143	4,220
Amortization of intangibles	1,072	—	—	1,072

December 31, 2003

Revenue	$66,567	$21,183	$3,327	$91,077
Income (loss) before tax	5,765	2,435	129	8,329
Income from discontinued operations	835	—	—	835
Net income (loss)	7,616	1,687	(641)	8,661
Segment assets	1,386,608	456,312	50,794	1,893,714
Intangibles	3,081	538	—	3,619
Capital expenditures	1,772	386	31	2,189
Depreciation and amortization	3,215	429	134	3,778
Amortization of intangibles	220	—	—	220
19. Regulatory requirements
PFSI is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. PFSI elected to use the alternative method, permitted by Rule 15c3-1, which requires that PFSI maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances, as defined in the SEC’s Reserve Requirement Rule (Rule 15c3-3). At December 31, 2004, PFSI had net capital of $52,081, and was $37,076 in excess of its required net capital of $15,005. At December 31, 2005, PFSI had net capital of $66,027, and was $47,814 in excess of its required net capital of $18,213.
The regulatory rules referred to above, and certain covenants contained in various instruments governing indebtedness of the Company, may restrict the Company’s ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Subsidiaries’ ability to pay dividends and the Company’s abilities to satisfy its debt obligations. At December 31, 2004 and 2005, $8,568 and $14,495, respectively, of the assets of PFSI were unrestricted as to the payment of cash dividends and advances to the Company.
20. Guarantees
FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange member guarantees
The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.
21. Subsequent event
In May 2005, the Company entered into a definitive agreement to acquire Computer Clearing Services, Inc. (CCS). In January 2006 we acquired substantially all of the assets and limited liabilities of CCS and closed such transaction. All of CCS’ customers’ business has been converted to the technology platform of Penson Financial Services, Inc., and we are providing most of the support for, and earning revenues from, all such customers.

Part II
Information not required in prospectus
Item 13.     Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the NASDAQ National Market entry fee.

SEC registration fee		$16,478
NASD filing fee		$14,500
Blue Sky fees and expenses (including legal fees)		*
NASDAQ National Market entry fee		*
Accounting fees and expenses		*
Other legal fees and expenses		*
Transfer agent and registrar fee		*
Printing and engraving		*
Miscellaneous		*

Total	$	*

* To be completed by amendment
Item 14.     Indemnification of directors and officers
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.
As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (i) the Registrant will indemnify each of its directors, officers, and those serving in a similar capacity at the Registrant’s request, who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become a director, officer, or to serve in a similar capacity at the Registrant’s request, against all expenses incurred by him or her if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; (ii) the Registrant will indemnify each of its directors, officers, and those serving in a similar capacity at the Registrant’s request, who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the

Registrant to procure a judgment in its favor by reason of the fact that he or she is or was, or agreed to become, a director or officer, or is or was serving, or agreed to serve, in a similar capacity at the request of the Registrant, against all expenses incurred by him or her if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no such indemnification will be made by the Registrant where such director, officer, or individual serving in a similar capacity at the request of the Registrant has been adjudged to be liable to the Registrant, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware shall deem proper; (iii) the rights conferred in the bylaws are not exclusive; and (iv) the Registrant may, to the extent authorized by its board of directors, grant indemnification rights to other employees or agents of the Registrant or other persons serving the Registrant and such rights may be equivalent to, or greater or less than, those provided in the bylaws.
At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. The indemnification provisions in the Registrant’s amended and restated certificate of incorporation and in its bylaws may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act. The Registrant, with approval by the Registrant’s board of directors, expects to obtain directors’ and officers’ liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit	Name of exhibit

1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation of Registrant
3.2	Form of Amended and Restated Bylaws of Registrant
10.17	Form of Indemnification Agreement

The Company has entered into indemnification agreements with each of the Company’s directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.
The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.
Item 15.     Recent sales of unregistered securities
Since June 30, 2002, we have issued and sold the below listed unregistered shares of our common stock.
On June 9, 2004, TCV V, L.P. and TCV V Member Fund, L.P. (collectively the “TCV Funds”) purchased a total of 3,265,306 shares of Series A Preferred Stock for a total cost of $12.8 million and on August 31, 2004 the TCV Funds purchased an additional 3,112,245 shares of Series A Preferred Stock for a total of $12.2 million. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

On September 30, 2005, the TCV Funds purchased a total of 2,253,623 shares of Series B Preferred Stock for a total cost of $10.0 million. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.
During the period from October 31, 2003 through June 30, 2004, we sold an aggregate of 1,170,914 shares of common stock to existing shareholders, certain employees and directors, and certain employees of related party organizations in connection with a private placement financing at a price of $1.34 per share for total proceeds of $1.6 million. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.
On February 28, 2003, we issued an aggregate of 853,042 shares of our common stock to existing shareholders and certain employees and directors at a price of $1.12 per share for total proceeds of $960,000. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.
During the period from June 26, 2003 through December 30, 2003, we issued convertible promissory notes in an aggregate principal amount of $9.25 million. These notes were issued on substantially the same terms and were converted to equity effective June 30, 2005. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.
Item 16.     Exhibits and financial statement schedules
a. Exhibits

Exhibit		Name of exhibit

1	.1*	Form of Underwriting Agreement
2	.1**	Stock Purchase Agreement by and among SAI Holdings, Inc. (one of our subsidiaries), Computer Clearing Services, Inc., and the Selling Stockholders dated May 12, 2005, as amended July 8, 2005
2.2		Asset Purchase Agreement by and among SAI Holdings, Inc., Computer Clearing Services, Inc., and the Computer Clearing Services, Inc. Stockholders dated January 31, 2006.
3	.1*	Form of Amended and Restated Certificate of Incorporation of Penson Worldwide, Inc., to be filed upon the closing of this offering
3	.2*	Form of Amended and Restated Bylaws of Penson Worldwide, Inc., to be filed upon the closing of this offering
4	.1*	Specimen certificate for shares of Common Stock
4	.2**	Amended and Restated Registration Rights Agreement between Roger J. Engemoen, Jr., Philip A. Pendergraft and Daniel P. Son and Penson Worldwide, Inc. dated November 30, 2000
4	.3**	Amended and Restated Investors’ Rights Agreement between TCV V, L.P., TCV V Member Fund, L.P., Penson Worldwide, Inc., and the Company Subsidiaries dated September 30, 2005
5	.1*	Opinion of Morgan, Lewis & Bockius LLP
10	.1*	Penson Worldwide, Inc. Amended and Restated 2000 Stock Incentive Plan
10	.2*	Penson Worldwide, Inc. 2005 Employee Stock Purchase Plan

Exhibit		Name of exhibit

10	.3**	1700 Pacific Avenue Office Lease by and between F/P/D Master Lease, Inc. and Penson Financial Services, Inc. (f/k/a Service Asset Management Company) dated May 20, 1998 as amended July 16, 1998, February 17, 1999, September 20, 1999, November 30, 1999, May 25, 2000 and January 9, 2001
10	.4**	Lease of Premises between Downing Street Holdings (330 Bay St), Inc. and Penson Financial Services Canada, Inc. (one of our subsidiaries) dated September 17, 2002
10	.5**	Offer to Lease between Penson Financial Services Canada, Inc. (one of our subsidiaries) and 360 St-Jacques Nova Scotia Company dated October 14, 2003
10	.6**	Lease agreement between Derwent Valley London Limited, Derwent Valley Central Limited, Penson Financial Services Limited (one of our subsidiaries), and Penson Worldwide, Inc. effective August 11, 2005
10	.7**	Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated April 30, 2001, as amended March 24, 2005 and May 6, 2005
10	.8**	Fifth Amended and Restated Stock Pledge Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Service Asset Investments, Inc.), dated October 4, 2004, as reaffirmed by the Reaffirmation of Stock Pledge Agreements dated March 24, 2005
10	.9**	Fifth Amended and Restated Guaranty Agreements in connection with the Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Service Asset Investments, Inc.), by Daniel P. Son, Philip A. Pendergraft, William D. Gross, and Roger J. Engemoen, Jr. as Guarantors, all dated December 31, 2002, as reaffirmed by the Eleventh Amendment to the Amended and Restated Loan Agreement dated March 24, 2005
10	.10**	Promissory Note by and between SAH, Inc. (one of our subsidiaries) and Service Lloyds Insurance Company dated December 6, 2001
10	.11**	Loan Agreement between Penson Worldwide, Inc. and SunGard Data Systems Inc. dated November 4, 2002
10	.12†	Remote Processing Agreement between Penson Worldwide, Inc. and SunGard Data Systems Inc. dated July 10, 1995, as amended September 13, 1996 and August 1, 2002 (replaces Exhibit 10.12 as previously filed)
10	.13*	SAMCO Reorganization Agreement by and between Penson Worldwide, Inc., SAI Holdings, Inc. (one of our subsidiaries) and Penson Financial Services, Inc. (one of our subsidiaries) (the “Contributors”) and SAMCO Capital Markets, Inc. and SAMCO Holdings, Inc. dated as of , 2005
10	.14*	Transition Services Agreement by and between SAMCO Holdings, Inc. and Penson Worldwide, Inc. dated as of , 2005
10	.15**	Employment Letter Agreement between the Company and David Henkel dated January 16, 2002
10	.16**	Employment Letter Agreement between the Company and Andrew Koslow dated August 26, 2002
10	.17**	Form of Indemnification Agreement entered into between Penson Worldwide, Inc. and its officers and directors
10	.18**	Thirteenth Amendment to Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated September 19, 2005

Exhibit		Name of exhibit

10	.19**	Fourteenth Amendment to Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated September 30, 2005
10.20		Fifteenth Amendment to Amended and Restated Loan Agreement and Waiver by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) and Guaranty Banks, dated December 28, 2005
10.21		Promissory Note by and between the Company and JPMorgan Chase Bank, N.A. dated December 30, 2005
10.22		Employment Letter Agreement between the Company and Kevin W. McAleer dated February 15, 2006
11	.1*	Statement regarding computation of per share earnings
21	.1**	List of Subsidiaries
23.1		Consent of BDO Seidman, LLP
23	.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

 * To be filed by amendment.
** Previously filed.
 † Confidential treatment has been requested for certain information contained in this document. Such information has been omitted and filed separately with the Securities and Exchange Commission.

b.	Financial Statement Schedules
Item 17.     Undertakings

(a)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 21, 2006.

PENSON WORLDWIDE, INC.

By:	/s/ Philip A. Pendergraft

Name: Philip A. Pendergraft
Title: Chief Executive Officer
Power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger J. Engemoen, Jr., Chairman, Daniel P. Son, President, and Philip A. Pendergraft, Chief Executive Officer, and each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Roger J. Engemoen, Jr.	Chairman	March 21, 2006

/s/ Philip A. Pendergraft Philip A. Pendergraft	Chief Executive Officer (Principal Executive Officer) and Director	March 21, 2006

* Daniel P. Son	President and Director	March 21, 2006

Signature		Title	Date

/s/ Kevin W. McAleer Kevin McAleer		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 21, 2006

* John Drew		Director	March 21, 2006

* James S. Dyer		Director	March 21, 2006

* J. Kelly Gray		Director	March 21, 2006

* William D. Gross		Director	March 21, 2006

/s/ David Johnson David Johnson		Director	March 21, 2006

* Thomas R. Johnson		Director	March 21, 2006

* David M. Kelly		Director	March 21, 2006

/s/ David Reed David Reed		Director	March 21, 2006

/s/ Ronald G. Steinhart Ronald G. Steinhart		Director	March 21, 2006

*By:	/s/ Philip A. Pendergraft Philip A. Pendergraft Attorney-in-Fact

Index to exhibits

Exhibit		Name of exhibit

1	.1*	Form of Underwriting Agreement
2	.1**	Stock Purchase Agreement by and among SAI Holdings, Inc. (one of our subsidiaries), Computer Clearing Services, Inc., and the Selling Stockholders dated May 12, 2005, as amended July 8, 2005
2.2		Asset Purchase Agreement by and among SAI Holdings, Inc., Computer Clearing Services, Inc., and the Computer Clearing Services, Inc. Stockholders dated January 31, 2006.
3	.1*	Form of Amended and Restated Certificate of Incorporation of Penson Worldwide, Inc., to be filed upon the closing of this offering
3	.2*	Form of Amended and Restated Bylaws of Penson Worldwide, Inc., to be filed upon the closing of this offering
4	.1*	Specimen certificate for shares of Common Stock
4	.2**	Amended and Restated Registration Rights Agreement between Roger J. Engemoen, Jr., Philip A. Pendergraft and Daniel P. Son and Penson Worldwide, Inc. dated November 30, 2000
4	.3**	Amended and Restated Investors’ Rights Agreement between TCV V, L.P., TCV V Member Fund, L.P., Penson Worldwide, Inc., and the Company Subsidiaries dated September 30, 2005
5	.1*	Opinion of Morgan, Lewis & Bockius LLP
10	.1*	Penson Worldwide, Inc. Amended and Restated 2000 Stock Incentive Plan
10	.2*	Penson Worldwide, Inc. 2005 Employee Stock Purchase Plan
10	.3**	1700 Pacific Avenue Office Lease by and between F/P/D Master Lease, Inc. and Penson Financial Services, Inc. (f/k/a Service Asset Management Company) dated May 20, 1998 as amended July 16, 1998, February 17, 1999, September 20, 1999, November 30, 1999, May 25, 2000 and January 9, 2001
10	.4**	Lease of Premises between Downing Street Holdings (330 Bay St), Inc. and Penson Financial Services Canada, Inc. (one of our subsidiaries) dated September 17, 2002
10	.5**	Offer to Lease between Penson Financial Services Canada, Inc. (one of our subsidiaries) and 360 St-Jacques Nova Scotia Company dated October 14, 2003
10	.6**	Lease agreement between Derwent Valley London Limited, Derwent Valley Central Limited, Penson Financial Services Limited (one of our subsidiaries), and Penson Worldwide, Inc. effective August 11, 2005
10	.7**	Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated April 30, 2001, as amended March 24, 2005 and May 6, 2005
10	.8**	Fifth Amended and Restated Stock Pledge Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Service Asset Investments, Inc.), dated October 4, 2004, as reaffirmed by the Reaffirmation of Stock Pledge Agreements dated March 24, 2005

Exhibit		Name of exhibit

10	.9**	Fifth Amended and Restated Guaranty Agreements in connection with the Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Service Asset Investments, Inc.), by Daniel P. Son, Philip A. Pendergraft, William D. Gross, and Roger J. Engemoen, Jr. as Guarantors, all dated December 31, 2002, as reaffirmed by the Eleventh Amendment to the Amended and Restated Loan Agreement dated March 24, 2005
10	.10**	Promissory Note by and between SAH, Inc. (one of our subsidiaries) and Service Lloyds Insurance Company dated December 6, 2001
10	.11**	Loan Agreement between Penson Worldwide, Inc. and SunGard Data Systems Inc. dated November 4, 2002
10	.12†	Remote Processing Agreement between Penson Worldwide, Inc. and SunGard Data Systems Inc. dated July 10, 1995, as amended September 13, 1996 and August 1, 2002 (replaces Exhibit 10.12 as previously filed)
10	.13*	SAMCO Reorganization Agreement by and between Penson Worldwide, Inc., SAI Holdings, Inc. (one of our subsidiaries) and Penson Financial Services, Inc. (one of our subsidiaries) (the “Contributors”) and SAMCO Capital Markets, Inc. and SAMCO Holdings, Inc. dated as of , 2005
10	.14*	Transition Services Agreement by and between SAMCO Holdings, Inc. and Penson Worldwide, Inc. dated as of , 2005
10	.15**	Employment Letter Agreement between the Company and David Henkel dated January 16, 2002
10	.16**	Employment Letter Agreement between the Company and Andrew Koslow dated August 26, 2002
10	.17**	Form of Indemnification Agreement entered into between Penson Worldwide, Inc. and its officers and directors
10	.18**	Thirteenth Amendment to Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated September 19, 2005
10	.19**	Fourteenth Amendment to Amended and Restated Loan Agreement by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) (one of our subsidiaries) and Guaranty Bank (f/k/a Guaranty Federal Bank, F.S.B.), dated September 30, 2005
10.20		Fifteenth Amendment to Amended and Restated Loan Agreement and Waiver by and between SAI Holdings, Inc. (f/k/a Service Asset Investments, Inc.) and Guaranty Banks, dated December 28, 2005
10.21		Promissory Note by and between the Company and JPMorgan Chase Bank, N.A. dated December 30, 2005
10.22		Employment Letter Agreement between the Company and Kevin W. McAleer dated February 15, 2006
11	.1*	Statement regarding computation of per share earnings
21	.1**	List of Subsidiaries
23.1		Consent of BDO Seidman, LLP
23	.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

 * To be filed by amendment.
** Previously filed.
 † Confidential treatment has been requested for certain information contained in this document. Such information has been omitted and filed separately with the Securities and Exchange Commission.